    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 20, 2000


                                                      REGISTRATION NO. 333-89077
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NEOFORMA.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5961                            77-0424252
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                               3255-7 SCOTT BLVD.
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 654-5700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT J. ZOLLARS
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               3255-7 SCOTT BLVD.
                         SANTA CLARA, CALIFORNIA 95054
                                 (408) 654-5700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

         GORDON K. DAVIDSON, ESQ.                  WILLIAM H. HINMAN, JR., ESQ.
          DAVID K. MICHAELS, ESQ.                       SHEARMAN & STERLING
         SCOTT J. LEICHTNER, ESQ.                       1550 EL CAMINO REAL
            FENWICK & WEST LLP                         MENLO PARK, CA 94025
           TWO PALO ALTO SQUARE                           (650) 330-2200
            PALO ALTO, CA 94306
              (650) 494-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________.

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________.

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED             PROPOSED
                                                                     MAXIMUM              MAXIMUM
          TITLE OF EACH CLASS                   AMOUNT              OFFERING             AGGREGATE            AMOUNT OF
             OF SECURITIES                       TO BE                PRICE              OFFERING           REGISTRATION
            TO BE REGISTERED                  REGISTERED            PER SHARE            PRICE(1)                FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per
  share.................................     8,050,000(2)            $12.00             $96,600,000          $25,503(3)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(2) Includes 1,050,000 shares subject to the underwriters' over-allotment option.


(3) Includes a fee in the amount of $21,252 which has previously been paid pursuant to Rule 457(b) of the Securities Act, such fee is credited against the registration fee. Accordingly, an additional $4,251 is being paid in connection with the filing of the Registration Statement.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED JANUARY 20, 2000


PROSPECTUS

                                7,000,000 SHARES

                              [NEOFORMA.COM LOGO]

                                  COMMON STOCK
                            ------------------------

     This is Neoforma.com, Inc.'s initial public offering of common stock.


     We expect the public offering price to be between $10.00 and $12.00 per share. Currently, no public market exists for the shares. After pricing of the offering, our common stock will be quoted on the Nasdaq National Market under the symbol "NEOF."


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                            ------------------------

                                                             PER SHARE           TOTAL
                                                             ---------           -----
Public offering price......................................     $                  $
Underwriting discount......................................     $                  $
Proceeds, before expenses, to Neoforma.com, Inc............     $                  $

     The underwriters may also purchase up to an additional 1,050,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery on or about
            , 2000.

                            ------------------------
MERRILL LYNCH & CO.
               BEAR, STEARNS & CO. INC.
                               ROBERTSON STEPHENS
                                            WILLIAM BLAIR & COMPANY
                            ------------------------

              The date of this prospectus is               , 2000.

                                 COVER ARTWORK

     INSIDE FRONT COVER OF PROSPECTUS:

     OVERLEAF PAGE

     CAPTION AT TOP OF PAGE: "epowering healthcare commerce"

     In the middle of the page, there is a photograph of the Neoforma.com homepage with links to Neoforma.com's three primary services: Shop, Auction and Plan.

     CAPTION AT LOWER MIDDLE OF PAGE: "Empowering healthcare worldwide by uniting people, information, and commerce."

     The Neoforma.com logo appears at the bottom right corner.

     GATE FOLD PAGES

     CAPTION AT TOP CENTER OF PAGES: "Healthcare Purchasing Lifecycle"

     In the background, there are images of healthcare professionals at work. In the center of the gatefold pages, there are three images of web pages from the Neoforma.com website, arranged in a circular pattern. The three images depict web pages for Neoforma.com's three primary services: Shop, Auction and Plan. There are arrows connecting each image, with the word "Information" embedded in each arrow.


     CAPTION AT CENTER OF PAGES: Neoforma.com's Plan, Auction and Shop services together address each stage of the healthcare purchasing process, from planning through procurement to liquidation.


     CAPTION AT TOP RIGHT OF PAGES: "Neoforma.com Shop - Our Shop service enables transactions between purchasers and sellers of new medical equipment, products, and supplies by providing them with online access to one another and allowing them to benefit from the efficiencies of e-commerce." This caption is next to the image of the web page for Neoforma.com's Shop service.

     CAPTION AT BOTTOM LEFT OF PAGES: "Neoforma.com Auction - Our Auction service offers a comprehensive solution to the challenge of managing used and refurbished equipment and surplus products through online listings and both live and online auctions." This caption is next to the image of the web page for Neoforma.com's Auction service.

     CAPTION AT TOP LEFT OF PAGES: "Neoforma.com Plan - Our Plan service provides photographic images and interactive content demonstrating the use of medical supplies and equipment in various procedural settings, simplifying the process of planning and equipping medical facilities." This caption is next to the image of the web page for Neoforma.com's Plan service.

     The Neoforma.com logo appears at the bottom right corner.

                               TABLE OF CONTENTS


Prospectus Summary..........................................      3
Risk Factors................................................      6
Special Note Regarding Forward-Looking Statements and
  Industry Data.............................................     19
Use of Proceeds.............................................     21
Dividend Policy.............................................     21
Capitalization..............................................     22
Dilution....................................................     23
Selected Consolidated Financial Data........................     24
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     25
Business....................................................     35
Management..................................................     51
Certain Transactions........................................     64
Principal Stockholders......................................     69
Description of Capital Stock................................     72
Shares Eligible for Future Sale.............................     76
Underwriting................................................     78
Legal Matters...............................................     81
Experts.....................................................     81
Where You Can Find More Information.........................     81
Index to Consolidated Financial Statements..................    F-1


                            ------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Except as otherwise indicated, all information in this prospectus assumes:


     - the conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon the consummation of this offering; and


     - no exercise of the underwriters' over-allotment option.

     Neoforma, Neoforma.com, the Neoforma.com logo, Shop, Auction and Plan are our trademarks or service marks. Each trademark or service mark of any other company appearing in this prospectus belongs to its holder.

     We incorporated in California on March 4, 1996 and reincorporated in Delaware on November 4, 1998. Our address is 3255-7 Scott Boulevard, Santa Clara, California, 95054, and our telephone number is (408) 654-5700.

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements and related notes included in the prospectus, before making an investment decision.

                               NEOFORMA.COM, INC.


     Neoforma.com is a leader in the emerging market of providing business-to-business e-commerce services to purchasers and sellers of medical products, supplies and equipment. Our services provide an open, online marketplace where any manufacturer or distributor may list and sell medical products. By aggregating a large number of suppliers and products, our services enable physicians, hospitals and other healthcare providers to efficiently purchase a wide range of new and used medical products. To increase the breadth and usage of our services, we have entered into strategic alliances with leading Internet, technology and healthcare-related organizations and medical products suppliers, such as Dell, General Electric Medical Systems, Owens & Minor, SAP, Superior Consultant and VerticalNet.


     We offer three primary services that together address the entire healthcare purchasing lifecycle. Our Shop service, introduced in August 1999, provides a unified marketplace where purchasers can easily locate and buy new medical products, and suppliers can access new customers and markets. Healthcare providers can use Shop to purchase a wide range of products, from disposable gloves to surgical instruments and diagnostic equipment. Our Auction service creates an efficient marketplace for idle assets by enabling users to list, sell and buy used and refurbished equipment and surplus medical products. We introduced our initial Auction service, an online listing service called AdsOnline, in May 1999, our second Auction service, a live auction service called AuctionLive, in August 1999, and our third Auction service, an online auction service called AuctionOnline, in November 1999. Our Plan service, introduced in July 1998, provides interactive content to healthcare planners and designers, including 360 degree interactive photographs of rooms and suites in medical facilities that we believe represent industry best practices, together with floor plans and information about the products in the room. This information helps reduce the complexities of planning and outfitting healthcare facilities, which we believe increases the appeal of our website to the facility planners responsible for many product purchasing decisions.

     In the U.S. alone, there are over 20,000 manufacturers and distributors that supply new medical products to over 200,000 healthcare providers, including hospitals, physicians' offices and other healthcare delivery sites. In the market for used or surplus medical products, sellers typically are manufacturers and large healthcare providers located in U.S. urban centers, while buyers typically are healthcare providers located outside of the U.S. or in rural markets in the U.S. Recently the widespread adoption of the Internet for business communications and transactions has created an opportunity for organizations to streamline business processes and to connect purchasers and sellers in otherwise fragmented markets. Because of the inefficiencies inherent in the traditional procurement process for medical products and the industry's high degree of fragmentation, we believe that participants in this industry will increasingly conduct business online to take advantage of the efficiencies of business-to-business e-commerce.

     Our online marketplace provides significant benefits to both purchasers and sellers of new and used medical products, supplies and equipment. By aggregating product information from numerous suppliers, we offer healthcare providers a central, easy-to-use location for the purchase of medical products, enabling them to significantly reduce transaction and procurement costs. By aggregating a wide range of purchasers, we enable any supplier to offer its new and used medical products on a global basis, significantly expanding its market exposure without the expense associated with building or extending traditional distribution channels.

     Our objective is to become the leading online marketplace for new and used medical products. Key elements of our strategy to meet this objective include:

     - Build on our position as one of the first to offer comprehensive e-commerce services to our market and increase recognition of our brand;

     - Increase adoption of our online marketplace to create a network effect where the value of our marketplace significantly increases with each additional user;

     - Increase functionality of our services to drive broad market adoption;

     - Establish strategic alliances with leading industry participants; and

     - Expand internationally.

     Because we have only recently introduced our services, it is difficult to evaluate our business and our future prospects. We have generated revenue of only $464,000 for the nine months ended September 30, 1999, which consisted primarily of transaction fees paid by sellers of medical products using our AuctionLive service. We have recognized limited revenue to date from services offered through our website. We expect that in the future, our principal source of revenue will be transaction fees paid by the sellers of medical products that use our Shop and Auction services. We also expect to generate revenue from sponsorship fees paid by suppliers and service providers for the right to feature their brands and products on our Plan service. We expect to continue to have operating losses and negative cash flow for the foreseeable future.

                                  THE OFFERING


Common stock offered...............................  7,000,000 shares
Common stock to be outstanding after this
  offering.........................................  56,364,868 shares
Use of proceeds....................................  For general corporate purposes, including sales and marketing, product development and
                                                     working capital.
Nasdaq National Market symbol......................  NEOF



     The number of shares of our common stock that will be outstanding after this offering is based on the actual number outstanding on September 30, 1999, and includes the shares of common stock issuable upon conversion of the 12,693,633 shares of our Series E and Series E-1 preferred stock that we issued in October 1999 and of the 176,057 shares of our Series E preferred stock that in November 1999 we agreed to issue and sell to Fisher Scientific International, Inc., and the 350,000 shares of common stock that we issued to the former shareholders of FDI Information Resources, Inc. in connection with our acquisition of substantially all of the assets of FDI in November 1999. The number of shares outstanding also assumes the conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon the completion of this offering. The number of shares outstanding excludes:


     - 5,112,965 shares issuable upon the exercise of stock options outstanding as of September 30, 1999, at a weighted average exercise price of $0.20 per share;

     - 858,147 shares issuable upon the exercise of warrants outstanding as of September 30, 1999, at a weighted average exercise price of $0.61 per share;


     - 13,876,213 shares available for future issuance under our stock plans as described under "Management -- Employee Benefit Plans;" since September 30, 1999, we have granted options to purchase 1,520,000 of these shares to new members of our management team; and



     - 2,000,000 shares of our common stock that we issued to the former shareholders of Pharos Technologies, Inc., including shares issuable upon the exercise of assumed options.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The summary consolidated financial information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus.

                                         PERIOD FROM
                                          INCEPTION          YEAR ENDED      NINE MONTHS ENDED
                                       (MARCH 6, 1996)      DECEMBER 31,       SEPTEMBER 30,
                                       TO DECEMBER 31,    ----------------   ------------------
                                             1996          1997     1998      1998       1999
                                       ----------------   ------   -------   -------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Total revenue.........................      $   --        $   --   $    --   $    --   $    464
Loss from operations..................        (196)         (408)   (4,607)   (2,350)   (25,420)
Net loss..............................         (54)         (416)   (4,563)   (2,308)   (25,614)
Basic and diluted net loss per
  share...............................       (0.01)        (0.05)    (1.65)    (0.61)    (14.20)
Weighted-average shares -- basic and
  diluted.............................       8,000         8,083     2,762     3,807      1,804
Pro forma basic and diluted loss per
  share...............................                               (0.36)               (0.94)
Weighted average shares -- pro forma
  basic and diluted...................                              12,848               27,225


                                                                SEPTEMBER 30, 1999
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................  $    655     $72,155      $142,365
Working capital......................................    (9,110)     62,390       132,600
Total assets.........................................    16,003      87,503       157,713
Notes payable, less current portion..................     8,069       8,069         8,069
Mandatorily redeemable convertible preferred stock...    15,870          --            --
Total stockholders' equity (deficit).................   (18,771)     74,902       145,112


     See Note 2 of notes to consolidated financial statements for a description of the method we used to compute our basic and diluted net loss per share.

     The above table summarizes our consolidated balance sheet as of September 30, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect

       - the sale of 12,418,633 shares of our Series E and Series E-1 preferred stock for net proceeds of approximately $70.5 million and the issuance of 275,000 shares of our Series E-1 preferred stock in connection with a strategic alliance in October 1999,

       - the issuance of 176,057 shares of our Series E preferred stock that in November 1999 we agreed to sell to Fisher Scientific for net proceeds of approximately $1.0 million,

       - the issuance of 350,000 shares of common stock to the former shareholders of FDI Information Resources in connection with our acquisition of substantially all of the assets of FDI in November 1999, and


       - the conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon the completion of this offering; and



     - on a pro forma as adjusted basis to further reflect the application of the net proceeds from the sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses.

                                  RISK FACTORS

     Before you invest in our common stock, you should carefully consider the risks described below, together with all of the other information included in this prospectus.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE ONLY RECENTLY INTRODUCED OUR PRIMARY SERVICES AND BECAUSE WE OPERATE IN A NEW AND RAPIDLY EVOLVING MARKET, YOU MAY HAVE DIFFICULTY ASSESSING OUR BUSINESS AND OUR FUTURE PROSPECTS

     We incorporated in March 1996. Prior to May 1999, our operations consisted primarily of the initial planning and development of our marketplace and the building of our operating infrastructure. We introduced our initial Auction service, AdsOnline, in May 1999, our second Auction service, AuctionLive, in August 1999 and our third Auction service, AuctionOnline, in November 1999 and we introduced our Shop service in August 1999. As a result, we have generated revenues of only $464,000 for the nine months ended September 30, 1999. Because we have only recently introduced our services, it is difficult to evaluate our business and our future prospects. For example, it is difficult to predict whether the market will accept our services and the level of revenue we can expect to derive from our services. Because we are an early stage company in the online market for the purchase and sale of new and used medical products, supplies and equipment, which is a new and rapidly evolving market, we cannot be certain that our business strategy will be successful. Our business will be seriously harmed, and may fail entirely, if we do not successfully execute our business strategy or if we do not successfully address the risks we face. In addition, due to our limited operating history, we believe that period-to-period comparisons of our revenue and results of operations are not meaningful.

WE HAVE A HISTORY OF LOSSES, ANTICIPATE INCURRING LOSSES IN THE FORESEEABLE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY

     We have experienced losses from operations in each period since our inception, including net losses of $25.6 million for the nine months ended September 30, 1999. In addition, as of September 30, 1999, we had an accumulated deficit of approximately $30.6 million. We have not achieved profitability and we expect to continue to incur substantial operating losses for the foreseeable future. We have generated limited revenue to date. If our revenue does not increase substantially or if our expenses increase further than we expect, we may never become profitable.

     We anticipate that our operating losses will increase in the future, as we expect substantial increases in our costs and expenses in a number of areas, including:

     - marketing and promotion of our company and our services, including building recognition of our brand name;

     - expanding our direct field sales force;

     - expanding and enhancing our operating infrastructure, including hardware and software systems and administrative personnel;

     - extending the functionality of our online marketplace; and

     - expanding our services.

OUR OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT, AND IF WE FAIL TO MEET THE EXPECTATIONS OF INVESTORS OR SECURITIES ANALYSTS, THE MARKET PRICE OF OUR COMMON STOCK WOULD LIKELY DECLINE SIGNIFICANTLY

     Our revenue and operating results are likely to fluctuate significantly from quarter to quarter, due to a number of factors. These factors include:

     - the amount and timing of payments to our strategic partners;

     - variability in the amount of equipment that we auction in a given quarter;

     - changes in the fees we charge users of our services;

     - budgetary fluctuations of purchasers of medical products, supplies and equipment; and

     - changes in general economic and market conditions.

     Fluctuations in our operating results may cause us to fail to meet the expectations of investors or securities analysts. If this were to happen, the market price of our common stock would likely decline significantly.

     In addition, as a result of our limited operating history, the emerging nature of our market and the evolving nature of our business model, we are unable to accurately forecast our revenue. We incur expenses based predominantly on operating plans and estimates of future revenue. Our expenses are to a large extent fixed. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Accordingly, a failure to meet our revenue projections would have an immediate and negative impact on profitability.

IF BUYERS AND SELLERS OF MEDICAL PRODUCTS DO NOT ACCEPT OUR BUSINESS MODEL OF PROVIDING AN ONLINE MARKETPLACE FOR THE PURCHASE AND SALE OF MEDICAL PRODUCTS, DEMAND FOR OUR SERVICES MAY NOT DEVELOP AND THE PRICE OF OUR COMMON STOCK WOULD DECLINE

     We offer an online marketplace that aggregates a number of suppliers and purchasers of medical products. This business model is new and unproven and depends upon buyers and sellers in this market adopting a new way to purchase and sell medical products, supplies and equipment. If buyers and sellers of medical products do not accept our business model, demand for our services may not develop and the price of our common stock would decline. Suppliers and purchasers of medical products could be reluctant to accept our new, unproven approach, which involves new technologies and may not be consistent with their existing internal organization and procurement processes. Suppliers and purchasers may prefer to use traditional methods of selling and buying medical products, such as using paper catalogs and interacting in person or by phone with representatives of manufacturers or distributors. In addition, many of the individuals responsible for purchasing medical products do not have ready access to the Internet and may be unwilling to use the Internet to purchase medical products. Even if suppliers and purchasers accept the Internet as a means of selling and buying medical products, they may not accept our online marketplace for conducting this type of business. Instead, they may choose to establish and operate their own websites to purchase or sell new and used medical products. Reluctance of suppliers and purchasers to use our services would seriously harm our business.

IF WE CANNOT QUICKLY BUILD A CRITICAL MASS OF PURCHASERS AND SUPPLIERS OF MEDICAL PRODUCTS, SUPPLIES AND EQUIPMENT, WE WILL NOT ACHIEVE A NETWORK EFFECT AND OUR BUSINESS MAY NOT SUCCEED

     To encourage suppliers to list their products on our online marketplace, we need to increase the number of purchasers who use our services. However, to encourage purchasers to use our marketplace, it must offer a broad range of products from a large number of suppliers. If we are unable to quickly build a critical mass of purchasers and suppliers, we will not be able to benefit from a network effect, where the value of our services to each participant significantly increases with the addition of each new participant. Our inability to achieve a network effect would reduce the overall value of our Shop and Auction services to purchasers and suppliers and, consequently, would harm our business.

IF WE ARE UNABLE TO EXPAND OUR REGISTERED USER BASE AND THE FUNCTIONALITY OF OUR SERVICES, WE MAY NOT PROVIDE AN ATTRACTIVE ALTERNATIVE TO THE WEBSITES OR SYSTEMS USED BY LARGE HEALTHCARE ORGANIZATIONS AND WE MAY NOT ACHIEVE MARKET ACCEPTANCE WITH THESE ORGANIZATIONS

     Currently, we believe that most of the registered users of our website are relatively small healthcare providers such as physicians offices, and these users have accounted for most of the purchases of new medical products through Shop. It is important to our success that our services be used by large healthcare organizations, such as hospitals, integrated delivery networks and members of large purchasing organizations. In order for these large organizations to accept our services, we must integrate our services with their information systems. In addition, we will need to develop customer-specific pricing capabilities before these organizations can use our services to purchase products covered by their negotiated agreements with suppliers. Finally, we will need to significantly increase the number of suppliers using our services to address the needs of these large organizations, which typically require a wide range of medical products. Many of these large healthcare organizations have established, or may establish, websites that enable sales of their products directly to consumers or electronic data interchange systems designed specifically for their needs and integrated with their existing processes and technologies. If we are unable to extend our capabilities and expand our registered user base as described above, we may not provide an attractive alternative to these websites or systems and may not achieve market acceptance by these large organizations.

IF WE DO NOT SUCCEED IN EXPANDING THE BREADTH OF THE PRODUCTS OFFERED THROUGH OUR ONLINE MARKETPLACE, SOME PURCHASERS OF MEDICAL PRODUCTS MAY CHOOSE NOT TO UTILIZE OUR SERVICES WHICH WOULD LIMIT OUR POTENTIAL MARKET SHARE

     The future success of our Shop service depends upon our ability to offer purchasers a wide range of medical products. The products currently listed on our Shop service are primarily oriented to the physicians' office market. Large healthcare organizations generally require a much broader range of products. To increase the breadth of the products listed on Shop, we must establish relationships with additional suppliers and expand the number and variety of products listed by existing suppliers. If we are unable to maintain and expand the breadth of medical products, supplies and equipment listed on Shop, the attractiveness of our services to purchasers will be diminished, which would limit our potential market share.

     A number of factors could significantly reduce, or prevent us from increasing, the number of suppliers and products offered on our online marketplace, including:

     - reluctance of suppliers to offer medical products in an online marketplace that potentially includes their competitors;

     - exclusive or preferential arrangements signed by suppliers with our competitors;

     - perceptions by suppliers that we give other suppliers preferred treatment on our online marketplace; and

     - consolidation among suppliers, which we believe is currently occurring.

WE EXPECT THAT A SIGNIFICANT PORTION OF THE MEDICAL PRODUCTS, SUPPLIES AND EQUIPMENT SOLD THROUGH OUR SHOP SERVICE WILL COME FROM A LIMITED NUMBER OF KEY MANUFACTURERS AND DISTRIBUTORS, AND THE LOSS OF A KEY MANUFACTURER OR DISTRIBUTOR COULD RESULT IN A SIGNIFICANT REDUCTION IN THE REVENUE WE GENERATE THROUGH THIS SERVICE

     Although to date we have generated only minimal revenues from our Shop service, we expect that a significant portion of the products to be sold through and revenue to be generated from our Shop service will come from a limited number of key manufacturers and distributors. These parties are generally not obligated to list any medical products on our Shop service. If any of these key manufacturers or distributors cease doing business with us or reduce the number of products they list on our Shop service, the revenue we generate through this service could be significantly reduced. Our supplier agreements are nonexclusive and, accordingly, these suppliers can sell their medical products, supplies and equipment to purchasers directly or through our competitors.

IF WE DO NOT TIMELY ADD PRODUCT INFORMATION TO OUR ONLINE MARKETPLACE OR IF THAT INFORMATION IS NOT ACCURATE, OUR REPUTATION MAY BE HARMED AND WE MAY LOSE USERS OF OUR ONLINE SERVICES

     Currently, we are responsible for entering product information into our database and categorizing the information for search purposes. If we do not do so in a timely manner, we will encounter difficulties in expanding our online marketplace. We currently have a backlog of products to be entered in our system. We will not derive revenue from the sale of products by these suppliers until the information is entered in our system. Timely entering of this information in our database depends upon a number of factors, including the format of the data provided to us by suppliers and our ability to accurately enter the data in our product database, any of which could delay the actual entering of the data. We use an independent company to assist us in digitizing and inputting the data provided to us by suppliers, and we rely on this company to accurately input the data. If this company fails to input data accurately, our reputation could be damaged, and we could lose users of our online services.

IF SUPPLIERS DO NOT TIMELY PROVIDE US WITH ACCURATE, COMPLETE AND CURRENT INFORMATION ABOUT THEIR PRODUCTS, WE MAY BE EXPOSED TO LIABILITY OR THERE MAY BE A DECREASE IN THE ADOPTION AND USE OF OUR ONLINE MARKETPLACE

     If suppliers do not provide us in a timely manner with accurate, complete and current information about the products they offer and promptly update this information when it changes, our database will be less useful to purchasers. We cannot guarantee that the product information available from our services will always be accurate, complete and current, or that it will comply with governmental regulations. This could expose us to liability if this incorrect information harms users of our services or result in decreased adoption and use of our online marketplace.

BECAUSE SOME OF THE PARTICIPANTS IN OUR ONLINE MARKETPLACE ARE STOCKHOLDERS OR HAVE STRATEGIC RELATIONSHIPS WITH US, WE MAY FIND IT DIFFICULT TO ATTRACT COMPETING COMPANIES, WHICH COULD LIMIT THE BREADTH OF PRODUCTS OFFERED ON AND USERS OF OUR ONLINE MARKETPLACE


     Some suppliers participating in our online marketplace are our stockholders or have strategic relationships with us. For example, General Electric Medical Systems is entitled to sponsor rooms in our Plan service and has agreed to conduct other activities with us, and an affiliate of General Electric Medical Systems has recently acquired 2,035,563 shares of our preferred stock which will convert into 2,035,563 shares of common stock upon the completion of the offering. See "Business -- Suppliers." These relationships may deter other suppliers, particularly those that compete directly with these participants, from participating in our online marketplace due to perceptions of bias in favor of one supplier over another. This could limit the array of products offered on our online marketplace, damage our reputation and limit our ability to maintain or increase our user base.


IF WE FAIL TO DEVELOP THE CAPABILITY TO INTEGRATE OUR ONLINE SERVICES WITH ENTERPRISE SOFTWARE SYSTEMS OF PURCHASERS AND SUPPLIERS OF MEDICAL PRODUCTS AND TO ENABLE OUR SERVICES TO SUPPORT CUSTOMER-SPECIFIC PRICING, THESE ENTITIES MAY CHOOSE NOT TO UTILIZE OUR ONLINE MARKETPLACE, WHICH WOULD HARM OUR BUSINESS

     If we do not maintain and expand the functionality and reliability of our services, purchasers and suppliers of medical products may not use our marketplace. We believe that we must develop the capability to integrate our online services with enterprise software systems used by many suppliers of medical products and by many large healthcare organizations, and to enable our services to support customer-specific pricing. We may incur significant expenses to develop these capabilities, and may not succeed in developing them in a timely manner. In addition, developing the capability to integrate our services with suppliers' and purchasers' enterprise software systems will require the cooperation of and collaboration with the companies that develop and market these systems. Suppliers and purchasers use a variety of different enterprise software systems provided by third-party vendors or developed internally. This lack of uniformity increases the difficulty and cost of developing the capability to integrate with the systems of a large number of suppliers and purchasers. Failure to provide these capabilities would limit the efficiencies that our services provide, and may deter many purchasers and suppliers from using our online marketplace, particularly large healthcare organizations.

WE FACE INTENSE COMPETITION, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO MAINTAIN OR EXPAND THE BASE OF PURCHASERS AND SELLERS OF MEDICAL PRODUCTS USING OUR SERVICES AND WE MAY LOSE MARKET SHARE OR BE REQUIRED TO REDUCE PRICES

     The online market for medical products, supplies and equipment is new, rapidly evolving and intensely competitive. Our primary competition includes e-commerce providers that have established online marketplaces for medical products, supplies and equipment. We also face potential competition from a number of sources. Many companies have created websites to serve the information needs of healthcare professionals. Many of these companies are introducing e-commerce functions that may compete with our services. In addition, providers of online marketplaces and online auction services that currently focus on other industries could expand the scope of their services to include medical products. Existing suppliers of medical products may also establish online marketplaces that offer services to suppliers and purchasers, either on their own or by partnering with other companies. Moreover, live auction houses focusing on medical products may establish online auction services. See
"Business -- Competition" for more information about our current and potential competitors.

     Competition is likely to intensify as our market matures. As competitive conditions intensify, competitors may:

     - enter into strategic or commercial relationships with larger, more established healthcare, medical products and Internet companies;

     - secure services and products from suppliers on more favorable terms;

     - devote greater resources to marketing and promotional campaigns;

     - secure exclusive or preferential arrangements with purchasers or suppliers that limit sales through our marketplace; and

     - devote substantially more resources to website and systems development.

     Many of our existing and potential competitors have longer operating histories in the medical products market, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do. As a result of these factors, our competitors and potential competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands and services and make more attractive offers to purchasers and suppliers, potential employees and strategic partners. In addition, new technologies may increase competitive pressures. We cannot be certain that we will be able to maintain or expand our user base. We may not be able to compete successfully against current and future competitors and competition could result in price reductions, reduced sales, gross margins and operating margins and loss of market share.


IF WE ARE NOT ABLE TO INCREASE RECOGNITION OF, OR LOSE THE RIGHT TO USE, THE NEOFORMA.COM BRAND NAME, OUR ABILITY TO ATTRACT USERS TO OUR ONLINE MARKETPLACE WILL BE LIMITED


     We believe that recognition and positive perception of the Neoforma.com brand name in the healthcare industry are important to our success. We intend to significantly expand our advertising and publicity efforts in the near future. However, we may not achieve our desired goal of increasing the awareness of the Neoforma.com brand name. Even if recognition of our name increases, it may not lead to an increase in the number of visitors to our online marketplace or increase the number of users of our services.


     Furthermore, in a letter dated January 14, 2000, Forma Scientific, Inc. notified us that it believes our use of "Neoforma" and "Neoforma.com" violates its trademark rights in "Forma" and "Forma Scientific." Based on our preliminary investigation, we believe that we have meritorious defenses to Forma Scientific's claims and intend to vigorously defend ourselves in any litigation which may arise from these claims. However, if any litigation were to be decided adversely to us, we could be enjoined from future use of the names Neoforma and Neoforma.com. The loss of the use of the Neoforma.com brand would seriously harm our business. See "Risk Factors -- We have received notice of a trademark infringement claim brought by a third party and we may be subject to further intellectual property claims, and if we were to subsequently lose our intellectual property rights, we could be unable to operate our current business" and "Business -- Trademark Infringement Claim."


IF PARTICIPATING SELLERS ON OUR SHOP AND AUCTION SERVICES DO NOT PROVIDE TIMELY AND PROFESSIONAL DELIVERY OF MEDICAL PRODUCTS, SUPPLIES AND EQUIPMENT, PURCHASERS MAY NOT CONTINUE USING OUR SERVICES

     We rely on suppliers to deliver the medical products, supplies and equipment sold through our Shop service to purchasers. We also often rely on sellers to deliver products sold through our Auction service. In addition, suppliers do not guarantee the availability or timely delivery of products listed on to Shop. If these sellers fail to make delivery in a professional, safe and timely manner, then our services will not meet the expectations of purchasers, and our reputation and brand will be damaged. In addition, deliveries that are non-conforming, late or are not accompanied by information required by applicable law or regulations could expose us to liability or result in decreased adoption and use of our services.

WE MAY BE SUBJECT TO LITIGATION FOR DEFECTS IN PRODUCTS SUPPLIED BY SELLERS USING OUR SERVICES, AND THIS TYPE OF LITIGATION MAY BE COSTLY AND TIME-CONSUMING TO DEFEND

     Because we facilitate the sale of new and used medical products by sellers using our services, we may become subject to legal proceedings regarding defects in these medical products, even though we generally do not take title to these products. Any claims, with or without merit, could:

     - be time-consuming to defend;

     - result in costly litigation; or

     - divert management's attention and resources.

IF WE ARE UNABLE TO ATTRACT QUALIFIED PERSONNEL OR RETAIN OUR EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IN OUR INDUSTRY

     Our success depends on our ability to attract and retain qualified, experienced employees. Competition for qualified, experienced employees in both the Internet and the healthcare industry, particularly in the San Francisco Bay Area, is intense, and we may not be able to compete effectively to retain and attract employees. Should we fail to retain or attract qualified personnel, we may not be able to compete successfully in our industry, and our business would be harmed.

     We believe that our success will depend on the continued services of executive officers and other key employees. Other than initial offer letters containing information regarding compensation, we currently have employment agreements with only two members of our senior management. However, these agreements do not prevent these executives from terminating their employment at any time. As a result, our employees, including these executives, serve at-will and may elect to pursue other opportunities at any time. The loss of any of our executive officers or other key employees could harm our business.

     Other than the limited key person life insurance policies we have with our founders, Jeffrey H. Kleck and Wayne D. McVicker, we do not maintain any key person life insurance.

MANY OF OUR EXECUTIVES AND OTHER EMPLOYEES HAVE RECENTLY JOINED OUR COMPANY, AND IF THEY ARE UNABLE TO EFFECTIVELY WORK TOGETHER, WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH AND OPERATIONS

     Many of our executive officers and other employees joined us only recently and have had a limited time to work together. For example, our Chief Executive Officer, Robert J. Zollars, joined us in July 1999, our Chief Financial Officer, Frederick J. Ruegsegger, joined us in July 1999, our Executive Vice President of Products and Services, Bhagwan D. Goel, joined us in October 1999, our Executive Vice President of Sales and President of Neoforma Shop, Daniel A. Eckert, accepted employment with us in July 1999 and joined us in November 1999 and our Executive Vice President of Strategy and Chief Marketing Officer, Robert W. Rene, joined us in December 1999. We cannot assure you that they will be able to work effectively together to manage our growth and continuing operations.

OUR STRATEGY TO EXPAND OUR SERVICES INTERNATIONALLY IN ORDER TO INCREASE THE USE OF OUR ONLINE MARKETPLACE BY SUPPLIERS AND PURCHASERS OF MEDICAL PRODUCTS MAY REQUIRE SIGNIFICANT MANAGEMENT ATTENTION AND FINANCIAL RESOURCES, AND IF WE ARE UNABLE TO EXECUTE THIS STRATEGY, OUR GROWTH WILL BE LIMITED AND OUR OPERATING RESULTS MAY BE HARMED

     In order to increase the market awareness and the use of our online marketplace by suppliers of medical products, we intend to expand our services internationally. If we fail to execute this strategy, our growth will be limited and our operating results may be harmed. We have limited experience with the healthcare industry outside the U.S. and with marketing our services internationally. Our entry into international markets may require significant management attention and financial resources, which may harm our ability to effectively manage our existing business. Furthermore, entry into some international markets would require us to develop foreign language versions of our services. Accordingly, our planned international expansion may not be successful. We cannot be sure that we will be able to attract purchasers and sellers of medical products in foreign jurisdictions to our online marketplace. In addition, the market for the purchase and sale of medical products in many foreign countries is different from that in the U.S. For example, in many foreign countries, the government or a government-controlled entity is the principal purchaser of medical products. Competitors which have greater local market knowledge may exist or arise in these international markets and impede our ability to successfully expand in these markets.

WE MAY CONTINUE TO MAKE NEW ACQUISITIONS, WHICH COULD HARM OUR PROFITABILITY, PUT A STRAIN ON OUR RESOURCES, OR CAUSE DILUTION TO OUR STOCKHOLDERS

     We may find it necessary to make acquisitions of technologies and other companies in order to expand our business and the services we offer. For example, on August 6, 1999, we acquired General Asset Recovery LLC, a live auction house and asset management company focused on medical products. In addition, on November 18, 1999, we acquired substantially all of the assets of FDI Information Resources, Inc., a developer of software that facilitates the planning and design of healthcare facility projects. Integrating newly acquired organizations and technologies into our company could be expensive, time consuming and may strain our resources. In addition, we may lose current users of our services if any acquired companies have relationships with competitors of our users. Consequently, we may not be successful in integrating any acquired businesses or technologies and may not achieve anticipated revenue and cost benefits. In addition, future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. For example, in connection with the acquisition of General Asset Recovery, we recorded approximately $9.7 million in goodwill, which will be amortized over a period of seven years, and in connection with the FDI acquisition, we will record an aggregate of approximately $3.3 million in goodwill in the fourth quarter of 1999, which will be amortized over a period of three years.

IF WE ARE UNABLE TO MAINTAIN OUR STRATEGIC ALLIANCES OR ENTER INTO NEW ALLIANCES, WE MAY BE UNABLE TO INCREASE THE ATTRACTIVENESS OF OUR ONLINE MARKETPLACE OR PROVIDE SATISFACTORY SERVICES TO USERS OF OUR SERVICES

     Our business strategy includes entering into strategic alliances with leading technology and healthcare-related companies to increase users of our online marketplace, increase the number and variety of products that we offer and provide additional services and content to our users. We may not achieve our objectives through these alliances. These agreements do not, and future relationships may not, afford us any exclusive marketing or distribution rights. Many of these companies have multiple relationships and they may not regard us as significant for their business. These companies may pursue relationships with our competitors or develop or acquire services that compete with our services. In addition, in many cases these companies may terminate these relationships with little or no notice. If any existing alliance is terminated or we are unable to enter into alliances with leading technology and healthcare-related companies, we may be unable to increase the attractiveness of our online marketplace or provide satisfactory services to purchasers and suppliers of medical products.

OUR RECENT GROWTH HAS PLACED A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES, AND IF WE FAIL TO SUCCESSFULLY MANAGE FUTURE GROWTH, WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS EFFICIENTLY AND MAY BE UNABLE TO EXECUTE OUR BUSINESS PLAN


     We have grown rapidly and will need to continue to grow to execute our business strategy. Our total number of employees grew from six as of December 31, 1997, to 59 as of December 31, 1998, 148 as of September 30, 1999 and 269 as of December 31, 1999, and we anticipate further significant increases in the number of our employees. Our growth has placed significant demands on management as well as on our administrative, operational and financial resources and controls. We expect our future growth to cause similar, and perhaps increased, strain on our systems and controls. For example, our rapid growth requires that we integrate and manage a large number of new employees. In addition, we will need to substantially upgrade our information systems including our accounting system. We also will need to institute new systems such as an auction inventory tracking system. Any failure to successfully upgrade our systems and controls could result in inefficiencies in our business and could cause us to be unable to implement our business plan.


IF OUR SYSTEMS ARE UNABLE TO PROVIDE ACCEPTABLE PERFORMANCE AS THE USE OF OUR SERVICES INCREASES, WE COULD LOSE USERS OF OUR SERVICES AND WE WOULD HAVE TO SPEND CAPITAL TO EXPAND AND ADAPT OUR NETWORK INFRASTRUCTURE, EITHER OF WHICH COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS

     We introduced our Shop service in August 1999, the AdsOnline component of our Auction service in August 1999 and the AuctionOnline component of our Auction service in November 1999. Accordingly, we have processed a limited number and variety of transactions on our website. To date, these transactions have consisted of sales of new medical products through Shop and sales of used and refurbished medical products on AdsOnline. Our systems may not accommodate increased use while providing acceptable overall performance. We must continue to expand and adapt our network infrastructure to accommodate additional users and increased transaction volumes. This expansion and adaptation will be expensive and will divert our attention from other activities. If our systems do not continue to provide acceptable performance as use of our services increases, our reputation may be damaged and we may lose users of our services.

OUR INFRASTRUCTURE AND SYSTEMS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED EVENTS, AND IF ANY OF THESE EVENTS OF A SIGNIFICANT MAGNITUDE WERE TO OCCUR, THE EXTENT OF OUR LOSSES COULD EXCEED THE AMOUNT OF INSURANCE WE CARRY TO COMPENSATE US FOR ANY LOSSES

     The performance of our server and networking hardware and software infrastructure is critical to our business and reputation and our ability to process transactions, provide high quality customer service and attract and retain users of our services. Currently, our infrastructure and systems are located at one site at Exodus Communications in Sunnyvale, California, which is an area susceptible to earthquakes. We depend on our single-site infrastructure and any disruption to this infrastructure resulting from a natural disaster or other event could result in an interruption in our service, reduce the number of transactions we are able to process and, if sustained or repeated, could impair our reputation and the attractiveness of our services or prevent us from providing our services entirely.

     Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan or alternative provider of hosting services. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that could occur. Any failure on our part to expand our system or Internet infrastructure to keep up with the demands of our users, or any system failure that causes an interruption in service or a decrease in responsiveness of our online services or website, could result in fewer transactions and, if sustained or repeated, could impair our reputation and the attractiveness of our services or prevent us from providing our services entirely.

IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF THE CONFIDENTIAL INFORMATION OF THE USERS OF OUR ONLINE MARKETPLACE, THESE USERS MAY DISCONTINUE USING OUR SERVICES

     A significant barrier to the widespread adoption of e-commerce is the secure transmission of personally identifiable information of Internet users as well as other confidential information over public networks. If any compromise or breach of security were to occur, it could harm our reputation and expose us to possible liability. We use SSL, or secure sockets layer, an Internet security technology, at appropriate points in the transaction flow and encrypt information on our servers to protect user information during transactions, and we employ a security consulting firm that periodically tests our security measures. Despite these efforts, a party may be able to circumvent our security measures and could misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR COMPETITORS MAY GAIN ACCESS TO OUR TECHNOLOGY, WHICH COULD HARM OUR BUSINESS

     We regard our intellectual property as critical to our success. If we are unable to protect our intellectual property rights, our business would be harmed. We rely on trademark, copyright and trade secret laws to protect our proprietary rights. We have applied for registration of several marks including the Neoforma.com logo. Our trademark registration applications may not be approved or granted, or, if granted, may be successfully challenged by others or invalidated through administrative process or litigation.


WE HAVE RECEIVED NOTICE OF A TRADEMARK INFRINGEMENT CLAIM BROUGHT BY A THIRD PARTY AND WE MAY BE SUBJECT TO FURTHER INTELLECTUAL PROPERTY CLAIMS AND IF WE WERE TO SUBSEQUENTLY LOSE OUR INTELLECTUAL PROPERTY RIGHTS, WE COULD BE UNABLE TO OPERATE OUR CURRENT BUSINESS



     We may from time to time be subject to claims of infringement of other parties' proprietary rights or claims that our own trademarks, patents or other intellectual property rights are invalid. In a letter dated January 14, 2000, Forma Scientific, Inc. notified us that it believes our use of the "Neoforma" and "Neoforma.com" trademarks violates its trademark rights in "Forma" and "Forma Scientific", and asked us to discontinue use of our trademarks by January 28, 2000. Forma Scientific has filed a complaint in federal court, although we have not yet been served with this complaint. Based on our preliminary investigation, we believe that we have meritorious defenses to Forma Scientific's claims and intend to vigorously defend ourselves in any litigation that may arise from these claims. If any litigation were to be decided adversely to us, we could be enjoined from future use of the names Neoforma and Neoforma.com and we might be required to pay damages to Forma Scientific. See "Business -- Trademark Infringement Claim."



     Any claims regarding our intellectual property, with or without merit, could be time consuming and costly to defend, divert management attention and resources or require us to enter into royalty or license agreements. License agreements may not be available on commercially reasonable terms, if at all. In addition, there has been a recent increase in the number of patent applications related to the use of the Internet to perform business processes. Enforcement of intellectual property rights in the Internet sector will become a greater source of risk as the number of business process patents increases. The loss of access to any key intellectual property right, including use of the Neoforma.com brand name, could result in our inability to operate our current business. See "-- If we are not able to increase recognition of, or lose the right to use, the Neoforma.com brand name, our ability to attract users to our online marketplace will be limited."


IF WE FAIL TO LICENSE THIRD-PARTY SOFTWARE INCORPORATED IN OUR SERVICES, WE MAY NOT BE ABLE TO OPERATE OUR ONLINE MARKETPLACE

     We currently rely on software that we have licensed from a number of suppliers. For example, we use software that we license from NetDynamics, Inc., a subsidiary of Sun Microsystems, to provide part of our website infrastructure, we use information retrieval software that we license from SearchCafe Development Corporation to provide part of our search capabilities and we use software that we license from Moai, Inc. to provide a substantial part of the functionality of our AuctionOnline service. These licenses may not continue to be available to us on commercially reasonable terms, or at all. In addition, the licensors may not continue to support or enhance the licensed software. In the future, we expect to license other third party technologies to enhance our services, to meet evolving user needs or to adapt to changing technology standards. Failure to license, or the loss of any licenses of, necessary technologies could impair our ability to operate our online marketplace until equivalent software is identified, licensed and integrated or developed by us. In addition, we may fail to successfully integrate licensed technology into our services, which could similarly harm development and market acceptance of our services.

                         RISKS RELATED TO OUR INDUSTRY

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE PARTICIPANTS IN THE MARKET FOR MEDICAL PRODUCTS, SUPPLIES AND EQUIPMENT ACCEPTING THE INTERNET FOR DISTRIBUTION AND PROCUREMENT

     Business-to-business e-commerce is currently not a significant sector of the market for medical products, supplies and equipment. The Internet may not be adopted by purchasers and suppliers in the medical products, supplies and equipment market for many reasons, including:

     - reluctance by the healthcare industry to adopt the technology necessary to engage in the online purchase and sale of medical products;

     - failure of the market to develop the necessary infrastructure for Internet-based communications, such as wide-spread Internet access, high-speed modems, high-speed communication lines and computer availability;

     - their comfort with existing purchasing habits, such as ordering through paper-based catalogs and representatives of medical manufacturers and distributors;

     - their concern with respect to security and confidentiality; and

     - their investment in existing purchasing and distribution methods and the costs required to switch methods.

     Should healthcare providers and suppliers of medical products choose not to utilize or accept the Internet as a means of purchasing and selling medical products, our business model would not be viable.

REGULATION OF THE INTERNET IS UNSETTLED, AND FUTURE REGULATIONS COULD INHIBIT THE GROWTH OF E-COMMERCE AND LIMIT THE MARKET FOR OUR SERVICES

     A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, such as user privacy, taxation of goods and services provided over the Internet and the pricing, content and quality of services. Legislation could dampen the growth in Internet usage and decrease or limit its acceptance as a communications and commercial medium. If enacted, these laws and regulations could limit the market for our services. In addition, existing laws could be applied to the Internet, including consumer privacy laws. Legislation or application of existing laws could expose companies involved in e-commerce to increased liability, which could limit the growth of e-commerce.

IF REGULATIONS WITH RESPECT TO HOW AUCTIONS MAY BE CONDUCTED ARE IMPOSED BY STATES, OUR BUSINESS COSTS MAY INCREASE, WHICH WOULD HARM OUR RESULTS OF OPERATIONS

     Numerous states, including the State of California, where our headquarters are located, have regulations regarding how auctions may be conducted and the liability of auctioneers in conducting these auctions. No legal determination has been made with respect to the applicability of these regulations to our online business to date and little precedent exists in this area. One or more states may attempt to impose these regulations upon us in the future, which could increase our cost of doing business.

IF THERE ARE CHANGES IN THE POLITICAL, ECONOMIC OR REGULATORY HEALTHCARE ENVIRONMENT THAT AFFECT THE PURCHASING PRACTICE AND OPERATION OF HEALTHCARE ORGANIZATIONS, OR IF THERE IS CONSOLIDATION IN THE HEALTHCARE INDUSTRY, WE COULD BE REQUIRED TO MODIFY OUR SERVICES OR TO INTERRUPT DELIVERY OF OUR SERVICES

     The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Factors such as changes in reimbursement policies for healthcare expenses, consolidation in the healthcare industry and general economic conditions affect the purchasing practices and operation of healthcare organizations. Changes in regulations affecting the healthcare industry, such as any increased regulation by the Food and Drug Administration of the purchase and sale of medical products, could require us to make unplanned enhancements of our services, or result in delays or cancellations of orders or reduce demand for our services. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry providers operate. We do not know what effect any proposals would have on our business.

     Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As the healthcare industry consolidates, competition to provide services to industry participants will become more intense and the importance of establishing a relationship with each industry participant will become greater. These industry participants may try to use their market power to negotiate fee reductions of our services. If we were forced to reduce our fees, our operating results could suffer if we cannot achieve corresponding reductions in our expenses.

OUR BUSINESS DEPENDS UPON THE DELIVERY OF ACCURATE ELECTRONIC INFORMATION VIA THE INTERNET, AND IF YEAR 2000 ISSUES CAUSE LONG-TERM INOPERABILITY OF THE INTERNET OR OUR ONLINE MARKETPLACE, WE COULD LOSE USERS OF OUR SERVICES OR BE UNABLE TO CONTINUE OUR BUSINESS

     Significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance problems. Any year 2000 compliance problems faced by us, users of our online marketplace and strategic partners could seriously harm our business. In addition, our ability to operate our business depends upon delivery of accurate, electronic information via the Internet. To the extent year 2000 issues result in the long-term inoperability of the Internet or our online marketplace, our business would be seriously harmed. For more information regarding this risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                         RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD LEAD TO LOSSES FOR INDIVIDUAL STOCKHOLDERS

     The trading prices of many stocks of Internet-related companies have experienced extreme price and volume fluctuations. Because we are an Internet-related company, we expect our stock price to be similarly volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These fluctuations may continue and could harm our stock price. Any negative change in the public's perception of the prospects of Internet-related companies could also depress our stock price, regardless of our results.

WE COULD BE SUBJECT TO SECURITIES CLASS ACTION LITIGATION IF OUR STOCK PRICE IS VOLATILE, WHICH COULD BE COSTLY AND TIME-CONSUMING TO DEFEND AND COULD DAMAGE OUR REPUTATION

     In the past, there have been class action lawsuits filed against companies after periods of fluctuations in the market price of their securities. If we were subject to this type of litigation, it would be a strain on our personnel and financial resources, and divert management's attention from running our company and could negatively affect our public image and reputation.

OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL CONTINUE TO HOLD A SUBSTANTIAL PORTION OF OUR STOCK SUBSEQUENT TO THE COMPLETION OF THIS OFFERING, AND, CONSEQUENTLY, COULD MAKE SOME TRANSACTIONS MORE DIFFICULT OR IMPOSSIBLE TO COMPLETE WITHOUT THE SUPPORT OF THESE STOCKHOLDERS


     Based on the number of shares of our common stock outstanding as of September 30, 1999, executive officers, directors and current holders of 5% or more of our outstanding common stock will, in the aggregate, own approximately 58.4% of our outstanding common stock after this offering. As a result, these stockholders will be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders.

WE HAVE ADOPTED ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT THE SALE OF OUR COMPANY AND DIMINISH THE VOTING RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

     Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For a description of these provisions, see "Description of Capital Stock -- Anti-Takeover Provisions."


AN AGGREGATE OF 49,364,868 SHARES, OR 87.6%, OF OUR OUTSTANDING STOCK, WILL BECOME ELIGIBLE FOR RESALE IN THE PUBLIC MARKET BETWEEN 180 DAYS AND ONE YEAR AFTER THIS OFFERING, AND FUTURE SALES OF THIS STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE



     Sales of substantial amounts of our common stock in the public market after this offering could reduce the prevailing market prices for our common stock. Of the 56,364,868 shares of common stock to be outstanding upon the closing of this offering, the 7,000,000 shares offered in this offering will be freely tradable without restriction or further registration, other than shares purchased by our officers, directors or other affiliates within the meaning of Rule 144 under the Securities Act of 1933, which will be restricted from sale until 180 days after the date of this prospectus under the terms of agreements between these affiliates and the underwriters. The underwriters may, at their discretion and without notice, release all or a portion of the shares subject to lock-up agreements. The remaining 49,364,868 shares of our common stock held by existing stockholders upon the completion of this offering will become eligible for resale in the public market as follows:



    NUMBER OF
     SHARES
OUTSTANDING AFTER
  THE OFFERING               DATE WHEN SHARES BECOME AVAILABLE FOR RESALE IN THE PUBLIC MARKET
-----------------            -----------------------------------------------------------------
   34,890,623                180 days after the date of this prospectus under the terms of agreements between the stockholders and the underwriters or us, provided that the underwriters can waive this restriction at any time. 28,173,146 of these shares will also be subject to sales volume restrictions under Rule 144 under the Securities Act.
   14,474,245                Upon expiration of applicable one-year holding periods under Rule
                             144, which will expire between August 27, 2000 and October 14,
                             2000, subject to manner of sale and volume restrictions under
                             Rule 144.


     In addition, we intend to file a registration statement on Form S-8 under the Securities Act after the date of this offering to register shares of our common stock issued or reserved for issuance under our various stock plans.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus.

     This prospectus contains estimates of market growth related to the Internet. These estimates have been included in studies published by Forrester Research, Efficient Healthcare Consumer Response and the Health Industry Manufacturers' Association. These estimates assume that certain events, trends and activities will occur. Although we believe that these estimates are generally indicative of the matters reflected in those studies, these estimates are inherently imprecise, and we caution you to read these estimates in conjunction with the rest of the disclosure in this prospectus, particularly the "Risk Factors" section.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the 7,000,000 shares of common stock offered by us will be approximately $70.2 million, or approximately $81.0 million if the underwriters' over-allotment option is exercised in full, based on an assumed initial public offering price of $11.00 per share and after deducting the underwriting discount and estimated offering expenses.


     We intend to use the net proceeds from this offering primarily for general corporate purposes, including sales and marketing, product development and working capital. We may use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. However, we have no present commitments with respect to any transactions of this type. We will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We intend to retain any future earnings to finance future growth and do not anticipate paying cash dividends for the foreseeable future. In addition, the terms of our credit facilities prohibit us from paying cash dividends on our capital stock without prior consent of the lender.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of September 30, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect

      - the sale of 12,418,633 shares of our Series E and Series E-1 preferred stock for net proceeds of approximately $70.5 million and the issuance of 275,000 shares of our Series E-1 preferred stock in connection with a strategic alliance we entered into in October 1999,

      - the issuance of 176,057 shares of our Series E preferred stock that in November 1999 we agreed to sell to Fisher Scientific for net proceeds of approximately $1.0 million,

      - the issuance of 350,000 shares of common stock to the former shareholders of FDI Information Resources in connection with our acquisition of substantially all of the assets of FDI in November 1999, and


      - the conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon the completion of this offering; and



     - on a pro forma as adjusted basis to further reflect the application of the net proceeds from the sale of 7,000,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, after deducting the underwriting discount and estimated offering expenses.



                                                                          SEPTEMBER 30, 1999
                                                              ------------------------------------------
                                                                                             PRO FORMA
                                                                ACTUAL       PRO FORMA      AS ADJUSTED
                                                              ----------    -----------    -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Cash and cash equivalents...................................   $    655       $ 72,155        $142,365
                                                               ========       ========        ========
Notes payable, less current portion.........................      8,069          8,069           8,069
                                                               --------       --------        --------
Mandatorily redeemable convertible preferred stock, $0.001
  par value, 15,682,823 shares authorized, 15,261,298 issued and outstanding, actual; 15,682,823 shares authorized, no
  shares issued and outstanding, pro forma and pro forma as
  adjusted..................................................     15,870             --              --
                                                               --------       --------
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; 11,860,000 shares
    authorized, 11,860,000 shares issued and outstanding,
    actual; 11,860,000 shares authorized, no shares issued
    and outstanding, pro forma; 5,000,000 shares authorized,
    no shares issued and outstanding, pro forma as
    adjusted................................................         12             --              --
  Common stock, $0.001 par value; 200,000,000 shares
    authorized, 9,023,880 shares issued and outstanding,
    actual; 200,000,000 shares authorized, 50,794,833 shares
    issued and outstanding, pro forma; 200,000,000 shares
    authorized, 57,794,833 shares issued and outstanding,
    pro forma as adjusted...................................          9             51              58
Additional paid-in capital..................................     55,843        149,496         219,706
Valuation of warrants.......................................      3,611          3,611           3,611
Notes receivable from stockholders..........................     (1,302)        (1,302)         (1,302)
Deferred compensation.......................................    (46,297)       (46,297)        (46,297)
Deficit accumulated during the development stage............    (30,647)       (30,647)        (30,647)
                                                               --------       --------        --------
    Total stockholders' equity (deficit)....................    (18,771)        74,902         145,112
                                                               --------       --------        --------
         Total capitalization...............................   $  5,168       $ 82,971        $153,181
                                                               ========       ========        ========


-------------------------
    The number of shares of common stock outstanding set forth in the table above excludes the following:

    - 5,112,965 shares issuable upon the exercise of stock options outstanding as of September 30, 1999, at a weighted average exercise price of $0.20 per share;

    - 858,147 shares issuable upon the exercise of warrants outstanding as of September 30, 1999, at a weighted average exercise price of $0.61 per share;


    - 13,876,213 shares available for future issuance under our stock plans as described under "Management -- Employee Benefit Plans;" since September 30, 1999, we have granted options to purchase 1,520,000 of these shares to new members of our management team; and



    - 2,000,000 shares of our common stock that we issued to the former shareholders of Pharos Technologies, Inc., including shares issuable upon the exercise of assumed options.


    The number of shares of common stock into which each share of our Series E and Series E-1 preferred stock will be converted upon completion of this offering may be adjusted under some circumstances as described in Note 9 of notes to consolidated financial statements.

                                    DILUTION


     As of September 30, 1999, our pro forma net tangible book value was approximately $61.0 million, or $1.24 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 49,364,868 shares of common stock outstanding after giving effect to the sale of 12,693,633 shares of our Series E and Series E-1 preferred stock in October 1999, the issuance of 176,057 shares of our Series E preferred stock that in November 1999 we agreed to sell to Fisher Scientific, the issuance of 350,000 shares of common stock to the former shareholders of FDI Information Resources in connection with our acquisition of substantially all of the assets of FDI in November 1999 and the conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon completion of this offering.



     After giving effect to the receipt of the proceeds from the sale of 7,000,000 shares of our common stock in this offering and after deducting the estimated underwriting discount and estimated offering expenses, our pro forma net tangible book value as of September 30, 1999 would have been approximately $131.2 million, or $2.33 per share. This represents an immediate increase in pro forma net tangible book value of $1.09 per share to existing stockholders and an immediate dilution of $8.67 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............            $11.00
  Pro forma net tangible book value per share as of
     September 30, 1999.....................................  $ 1.24
  Increase per share attributable to new investors..........    1.09
Pro forma net tangible book value per share after this
  offering..................................................              2.33
                                                                        ------
Dilution per share to new investors.........................            $ 8.67
                                                                        ======


     The following table summarizes as of September 30, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses:


                                        SHARES PURCHASED      TOTAL CONSIDERATION
                                      --------------------   ----------------------   AVERAGE PRICE
                                        NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                      ----------   -------   ------------   -------   -------------
Existing stockholders...............  49,364,868     87.6%   $ 89,012,000     53.6%      $ 1.80
New investors.......................   7,000,000     12.4      77,000,000     46.4        11.00
                                      ----------    -----    ------------    -----
          Total.....................  56,364,868    104.0%   $166,012,000    100.0%
                                      ==========    =====    ============    =====


     The above discussion and tables assume no exercise of any stock options or warrants outstanding as of September 30, 1999. As of September 30, 1999, we had outstanding options to purchase 5,112,965 shares of our common stock at a weighted average exercise price of $0.20 per share and warrants to purchase 858,147 shares of our common stock at a weighted average exercise price of $0.61 per share. If all of these options and warrants are exercised,


     - there will be an additional $0.20 per share of dilution to new public investors;



     - existing stockholders would hold 88.8% of our common stock and new investors would hold 11.2% of our common stock; and



     - existing stockholders would have paid 54.0% of total consideration for our common stock, at an average price per share of $1.64, and new investors would have paid 46.0% of total consideration.


     Please see "Capitalization," "Management -- Employee Benefit Plans" and Notes 10 and 11 of notes to consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for the period from inception (March 6, 1996) through December 31, 1996, as of and for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1996 are derived from audited financial statements not included in this prospectus. When you read this selected consolidated financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

     See Note 2 of notes to consolidated financial statements for an explanation of the determination of the number of shares used in computing per share amounts.

                                                    PERIOD FROM INCEPTION        YEAR ENDED          NINE MONTHS ENDED
                                                     (MARCH 6, 1996) TO         DECEMBER 31,           SEPTEMBER 30,
                                                        DECEMBER 31,         -------------------    -------------------
                                                            1996              1997        1998       1998        1999
                                                    ---------------------    ------     --------    -------    --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  Transaction fees................................         $   --            $   --     $     --    $    --    $    451
  Website sponsorship fees and other..............             --                --           --         --          13
                                                           ------            ------     --------    -------    --------
    Total revenue.................................             --                --           --         --         464
Operating Expenses:
  Operations......................................             --                --          627        458       2,399
  Product development.............................             31               179        1,491        801       4,321
  Selling and marketing...........................            111               153        1,409        761       5,096
  General and administrative......................             54                76        1,075        330       5,812
  Amortization of intangibles.....................             --                --           --         --         230
  Amortization of deferred compensation...........             --                --            5         --       5,662
  Cost of warrant issued to recruiter.............             --                --           --         --       2,364
                                                           ------            ------     --------    -------    --------
    Loss from operations..........................           (196)             (408)      (4,607)    (2,350)    (25,420)
Other Income (Expense):
  Interest income.................................             --                --           66         51         173
  Interest expense................................             --               (15)         (22)        (9)       (337)
  Other...........................................            142                 7           --         --         (30)
                                                           ------            ------     --------    -------    --------
    Net loss......................................         $  (54)           $ (416)    $ (4,563)   $(2,308)   $(25,614)
                                                           ======            ======     ========    =======    ========
Basic and diluted net loss per share..............         $(0.01)           $(0.05)    $  (1.65)   $ (0.61)   $ (14.20)
                                                           ======            ======     ========    =======    ========
Weighted-average shares -- basic and diluted......          8,000             8,083        2,762      3,807       1,804
                                                           ======            ======     ========    =======    ========
Pro forma basic and diluted loss per share
  (unaudited).....................................                                      $  (0.36)              $  (0.94)
                                                                                        ========               ========
Weighted-average shares -- pro forma basic and
  diluted (unaudited).............................                                        12,848                 27,225
                                                                                        ========               ========

                                                                    DECEMBER 31,
                                                              ------------------------    SEPTEMBER 30,
                                                              1996    1997      1998          1999
                                                              ----    -----    -------    -------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  7    $  32    $   812      $    655
Working capital.............................................    38      (23)       214        (9,110)
Total assets................................................    51       55      1,672        16,003
Notes payable, less current portion.........................    75      385        279         8,069
Mandatorily redeemable convertible preferred stock..........    --       --      3,884        15,870
Total stockholders' equity (deficit)........................   (34)    (390)    (3,155)      (18,771)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including those discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Neoforma.com is a leading provider of business-to-business e-commerce services in the large and highly fragmented market for medical products, supplies and equipment. Our marketplace aggregates suppliers of a wide range of new and used medical products and presents their offerings to the physicians, hospitals and other healthcare organizations that purchase these products. We believe that our services will streamline procurement processes and extend the reach of existing sales and distribution channels, as well as reduce transaction costs for both buyers and sellers of medical products, supplies and equipment.

     We offer three primary services. Our Shop service provides a unified marketplace where purchasers can easily identify, locate and purchase new medical products and suppliers can access new customers and markets. Healthcare providers can use Shop to purchase a wide range of products, from disposable gloves to surgical instruments and diagnostic equipment. Our Auction service creates an efficient marketplace for idle assets by enabling users to list, sell and buy used and refurbished equipment and surplus medical products. Our Plan service provides interactive content to healthcare facility planners and designers, including 360 degree interactive photographs of rooms and suites in medical facilities that we believe represent industry best practices, together with floor plans and information about the products in the room. This information helps reduce the complexities of planning and outfitting facilities, which we believe increases the appeal of our website to the facility planners responsible for many product purchasing decisions.

     We incorporated on March 4, 1996. From inception, our operating activities have related primarily to the initial planning and development of our marketplace and the building of our operating infrastructure. We first introduced the Neoforma.com website in 1997 and have since released a number of enhancements to provide new services and content. Initially, our website provided only information for healthcare professionals. We began offering e-commerce services with the introduction of our initial Auction service, AdsOnline, in May 1999 and expanded our services with the introduction of our second Auction service, AuctionLive, in August 1999, our third Auction service, AuctionOnline, in November 1999 and Shop in August 1999. Since we introduced our Auction and Shop services, we have focused on expanding and enhancing our services, establishing relationships with suppliers of medical products, expanding our purchaser base, developing strategic alliances, promoting our brand name and building our operating infrastructure.

     We have recognized limited revenue to date. We expect that our principal source of revenue will be transaction fees paid by the sellers of medical products that use our Shop and Auction services. These transaction fees represent a negotiated percentage of the sale price of the medical products sold through Shop or Auction. We expect our Plan service to facilitate transactions on our Shop and Auction services by linking Plan content to products and equipment listed on Shop and Auction. We recognize transaction fees as revenue when the seller confirms a purchaser's order. For live and online auction services, we recognize seller transaction fees, as well as a buyer's premium, when the product is sold. We also expect to receive revenue from the following sources:

     - sponsorship fees paid by sellers of medical products and services used in planning and outfitting healthcare facilities in exchange for the right to feature their brands and products on our Plan service;

     - subscription fees paid by healthcare providers and manufactures and distributors of medical products for our management and disposition of their used medical equipment through our asset recovery service on Auction;

     - license fees from the sale of software tools and related technical information for the equipping and planning of healthcare facilities;

     - development fees from participating sellers to digitize their product information for display on our website; and

     - product revenue related to the sale of medical equipment that we purchase for resale through our live and online auction services.

Development fees are recognized as development services are performed. Sponsorship and subscription fees will be recognized ratably over the period of the agreement. Product revenue representing the difference between the amount we pay for the equipment and the price paid on resale is recognized when the product is shipped or delivered, depending on the shipping terms associated with each transaction. With respect to software licenses, we expect to generally recognize revenue upon shipment of the product and will recognize revenue from related service contracts, training and customer support ratably over the period of the related contract.


     Our operating expenses have increased significantly since our inception, and the rate of this increase has accelerated since our introduction of our Auction and Shop services. These increases are primarily due to additions to our staff as we have expanded all aspects of our operations. We incurred expenses in the amount of $3.1 million, including $2.4 million related to the valuation of a warrant issued to an executive search firm, in connection with the hiring of Robert J. Zollars, our Chief Executive Officer, and five other executive officers who have been hired since February 1999. As a result of our expansion, we have grown from six employees as of December 31, 1997, to 59 full-time employees as of December 31, 1998, to 148 full-time employees as of September 30, 1999 to 235 full-time employees as of December 31, 1999.


     If the initial public offering price of our common stock is less than $10.00 per share, we will record a non-cash preferred stock dividend of up to approximately $22.0 million relating to the beneficial conversion rights held by our Series E and Series E-1 preferred stockholders that would be triggered on the effective date of this offering. If the public offering price is $10.00 per share or more, there will not be a preferred stock dividend charge.

     On August 6, 1999, we acquired General Asset Recovery LLC, or GAR, a live auction house and asset management company focused on medical products. The total purchase price was approximately $9.7 million, including $1.7 million in cash, the issuance of a promissory note in the principal sum of $7.8 million, the assumption of $100,000 in liabilities and acquisition-related expenses of approximately $100,000. The promissory note is payable over five years and bears interest at 7% per annum. This acquisition was accounted for using the purchase method of accounting. As a result of this acquisition, we began recording an aggregate of approximately $9.7 million in goodwill beginning in the third quarter of fiscal year 1999, which will be amortized on a straight-line basis over a seven-year period.

     On November 18, 1999, we acquired substantially all of the assets of FDI Information Resources, Inc., or FDI, a developer of software that facilitates the planning and design of healthcare facility projects. The total purchase price consisted of 350,000 shares of our common stock and up to $75,000 to reimburse costs incurred by FDI in connection with the acquisition. This acquisition was accounted for using the purchase method of accounting. As a result of this acquisition, we will record an aggregate of approximately $3.3 million in goodwill beginning in the fourth quarter of fiscal 1999, which will be amortized on a straight-line basis over a three-year period.


     In order to acquire certain software and technology for use in our Shop, Auction, and Plan services, we acquired Pharos Technologies, Inc., a developer of content management software that facilitates the locating, organizing and updating of product information in an online marketplace. In connection with this transaction, we issued 2,000,000 shares of our common stock, including shares issuable upon the exercise of assumed options, to the former shareholders of Pharos.


     Since inception, we have incurred significant losses and, as of September 30, 1999, had an accumulated deficit of $30.6 million. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly due to substantial increases in our expenses for sales and marketing, product development, operating infrastructure, general and administrative staff and development of strategic alliances.

     We have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as the online market for the purchase and sale of new and used medical products, supplies and equipment. To address these risks, we must, among other things, expand the number of users of our online services, enter into new strategic alliances, increase the functionality of our services, implement and successfully execute our business and marketing strategy, respond to competitive developments and attract, retain and motivate qualified personnel. We may not be successful in addressing these risks, and our failure to do so could seriously harm our business.

RESULTS OF OPERATIONS

     Due to our limited operating history, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as an indication of future performance.

NINE MONTHS ENDED SEPTEMBER 30, 1998 AS COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Revenue. Since inception, we have been in the development stage and have had only limited revenue. We had total revenue of $464,000 for the nine months ended September 30, 1999 primarily from transaction fees paid by sellers of medical products using our AuctionLive service. We did not have any revenue for the nine months ended September 30, 1998.

     Operations. Operations expenses consist primarily of expenditures for digitizing and inputting content and for the operation and maintenance of our website. These expenditures consist primarily of fees for independent contractors and personnel expenses for our customer support and site operations personnel. Operations expenses increased from approximately $458,000 for the nine months ended September 30, 1998 to $2.4 million for the nine months ended September 30, 1999. The increase was primarily due to an increase in operations personnel costs from approximately $127,000 to $1.3 million and an increase in payments to third party consultants from approximately $207,000 to $936,000. These increases were primarily due to increased expenditures for digitizing and inputting content and for the enhancement of the infrastructure of our website. We expect our operations expenses to significantly increase as we expand our operating infrastructure and add content and functionality to our website.

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

     Product Development. Product development expenses consist primarily of personnel expenses and consulting fees associated with the development and enhancement of our services and website. Product development expenses increased from $801,000 for the nine months ended September 30, 1998 to $4.3 million for the nine months ended September 30, 1999. The increase was primarily due to an increase in personnel costs from approximately $236,000 to $2.1 million and an increase in fees paid to third parties from approximately $476,000 to $1.9 million. These increases were primarily due to increased expenses incurred during development of our Auction and Shop services. We believe that continued investment in product development is critical to attaining our strategic objectives and, as a result, expect product development expenses to increase significantly in future periods. We expense product development costs as they are incurred.

     Selling and Marketing. Selling and marketing expenses consist primarily of salaries, commissions, advertising, promotions and related marketing costs. Selling and marketing expenses increased from approximately $761,000 for the nine months ended September 30, 1998 to $5.1 million for the nine months ended September 30, 1999. The increase was primarily due to an increase in sales and marketing personnel costs from approximately $355,000 to $2.4 million, an increase in expenses related to travel from approximately $37,000 to $494,000 and an increase in expenses related to advertising and attendance at trade shows from approximately $141,000 to $1.6 million. These increases were primarily due to significant expansion of our sales and marketing efforts and the hiring of additional sales and marketing personnel. We intend to significantly increase our selling and marketing expenses as we expand our sales force and invest in new marketing campaigns. In addition, we expect to make significant payments in connection with our strategic alliances with Superior Consultant, ECRI and VerticalNet, which will further increase our selling and marketing expenses in the periods in which these payments are made. See "-- Liquidity and Capital Resources."

     General and Administrative. General and administrative expenses consist of expenses for executive and administrative personnel, facilities, professional services and other general corporate activities. General and administrative expenses increased from approximately $330,000 for the nine months ended September 30, 1998 to $5.8 million for the nine months ended September 30, 1999. The increase was primarily due to an increase in executive and administrative personnel costs from approximately $54,000 to $1.6 million related to the hiring of our chief executive officer, our chief financial officer and additional finance, accounting and administrative personnel, an increase in facilities expenses from approximately $135,000 to $552,000, an increase in recruiting, legal and accounting and litigation settlement expenses from approximately $109,000 to $1.6 million, primarily as a result of the accrual of litigation expenses with respect to the hiring of one of our executive officers, and an increase in expenses related to other consultants from approximately $29,000 to $849,000, in each case associated with our growth. We expect general and administrative expenses to increase as we continue to expand our staff and incur additional costs to support the growth of our business and the costs of being a public company. We further expect our general and administrative expenses to increase due to the integration of GAR and FDI with our business.

     Amortization of Intangibles. Intangibles include goodwill and the value of software purchased in acquisitions. Intangibles are amortized on a straight-line basis over a period of three to seven years. Amortization of intangibles increased to $230,000 for the nine months ended September 30, 1999. The increase was a result of the acquisition of GAR in August 1999. We expect that the amortization of intangibles will increase significantly in future periods due to the acquisition of substantially all of the assets of FDI in November 1999.

     Amortization of Deferred Compensation. Deferred compensation represents the aggregate difference, at the date of grant, between the exercise price of stock options and the estimated fair value for accounting purposes of the underlying stock. Deferred compensation is amortized over the

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

vesting period of the underlying options, generally four years, based on an accelerated vesting method. In connection with the grant of stock options to employees during fiscal 1998 and for the nine months ended September 30, 1999, we recorded deferred compensation of $52 million. For the nine months ended September 30, 1999, we recognized amortization of deferred compensation of $5.7 million.

     At September 30, 1999, the remaining deferred compensation of approximately $46.3 million will be amortized as follows: $6.8 million in the last quarter of fiscal 1999, $21.1 million during fiscal 2000, $11.1 million during fiscal 2001, $5.6 million during fiscal 2002 and $1.7 million during fiscal 2003. The amortization expense relates to options awarded to employees in all operating expense categories. The amount of deferred compensation has not been separately allocated to these categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

     During the year ended December 31, 1998 and the nine months ended September 30, 1999, we recorded deferred compensation of $52,000 and $651,000 related to options granted to non-employees as determined based upon the fair value at the date of issuance.

     Cost of Warrant Issued to Recruiter. For the nine months ended September 30, 1999, we recorded $2.4 million related to the valuation of a warrant issued to an executive search firm in connection with services rendered in the search for our Chief Executive Officer.

     Other Income (Expense). Other income (expense) consists of interest and other income and expense. Interest income for the nine months ended September 30, 1999 was $173,000 compared to $51,000 for the nine months ended September 30, 1998. The increase in interest income was due to an increase in our average net cash and cash equivalents balance as a result of our issuance of preferred stock in February 1999. Interest expense increased from $9,000 for the nine months ended September 30, 1998 to $337,000 for the nine months ended September 30, 1999, primarily as a result of the amortization of the fair value of a warrant issued in connection with a loan received during the period, together with an increase in debt.

PERIOD FROM INCEPTION TO DECEMBER 31, 1996, AS COMPARED TO YEAR ENDED DECEMBER 31, 1997 AS COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. We had no revenue for the period from inception to December 31, 1998.

     Operations. We had no operations expenses in 1996 and 1997. We began operating and maintaining our website and acquiring and processing content in 1998, and as a result, incurred operations expenses of $627,000.

     Product Development. Product development expenses increased from $31,000 in 1996 to $179,000 in 1997 to $1.5 million in 1998. The increase in 1998 was primarily due to increased personnel expenses as we developed features and added functionality to our website.

     Selling and Marketing. Selling and marketing expenses increased from $111,000 in 1996 to $153,000 in 1997 to $1.4 million in 1998. The increase in
1998 was primarily due to the significant expansion of our sales and marketing efforts and the hiring of additional sales and marketing personnel.

     General and Administrative. General and administrative expenses increased from $54,000 in 1996 to $76,000 in 1997 to $1.1 million in 1998. The increase in 1998 was primarily due to expenses related to increased personnel, professional service fees and facility expenses associated with our growth.

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

     Amortization of Deferred Compensation. Amortization of deferred compensation for the fiscal year ended December 31, 1998 was $5,000. No amortization of deferred compensation was expensed for fiscal years 1997 or 1996.

     Other Income (Expense). Interest income increased from none in 1996 and 1997 to $66,000 in 1998. The increase in interest income was due to an increase in cash and cash equivalents that resulted from our issuance of preferred stock during 1998. Interest expense increased from none in 1996 to $15,000 in 1997 to $22,000 in 1998. Other income was $142,000 in 1996, $7,000 in 1997 and none in
1998. Other income was primarily related to fees received from projects unrelated to our current business model.

     Income Taxes. As of December 31, 1998, we had federal and state net operating loss carryforwards of approximately $4.5 million which will be available to reduce future taxable income. The federal net operating loss carryforwards expire beginning in 2013 through 2018. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to our lack of earnings history. Federal and state tax laws impose significant restrictions on the amount of the net operating loss carryfowards that we may utilize in a given year. See Note 12 of notes to consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations since inception primarily through the private placement of equity securities, through which we have raised net proceeds of $17.5 million through September 30, 1999. We have also financed our operations through an equipment loan and lease financing and bank and other borrowings. As of September 30, 1999, we had outstanding bank and other borrowings of $11.6 million. As of September 30, 1999, we had approximately $655,000 of cash and cash equivalents. Since September 30, 1999, we have raised additional net cash proceeds of $70.5 million from our October 1999 sale of our Series E and Series E-1 preferred stock. In November 1999, we agreed to issue Series E preferred stock to Fisher Scientific for net proceeds of $1.0 million.


     In June 1998, we entered into a $750,000 secured credit facility with Silicon Valley Bank. This facility included a $225,000 term loan due December 1999 and an equipment loan facility providing for up to $525,000 of equipment loans. In July 1999, we converted the $433,000 of outstanding equipment loans into a term loan due July 2000. Our term loans from Silicon Valley Bank bear interest at the lender's prime rate (8.25% as of September 30, 1999). At September 30, 1999, there were borrowings of approximately $225,000 outstanding under the term loan and $404,000 outstanding under the equipment loan. This facility is secured by substantially all of our assets other than equipment. In consideration for this credit facility, we granted Silicon Valley Bank a warrant to purchase 45,000 shares of our Series C preferred stock at an exercise price of $0.77 per share. In consideration for the conversion of our equipment loan to a term loan and the release of its security interest in equipment, we granted Silicon Valley Bank a warrant to purchase 10,000 shares of our Series D preferred stock at an exercise price of $1.18 per share.


     In May 1999, Comdisco provided us with a $2.0 million subordinated loan to provide working capital. We agreed to pay Comdisco principal and interest at a rate of 12.5% per annum in 36 equal monthly installments, commencing July 1999. This loan is secured by all of our assets. In connection with this loan, we issued Comdisco a warrant to purchase 228,813 shares of our Series D preferred stock at $1.18 per share. As of September 30, 1999, the outstanding balance on the note was approximately $1.9 million.

     In July 1999, Comdisco provided us with a $2.5 million loan and lease facility to finance computer hardware and software equipment. Amounts borrowed to purchase hardware bear interest at

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

9% per annum and are payable in 48 monthly installments consisting of interest only payments for the first nine months and principal and interest payments for the remaining 39 months, with a balloon payment of the remaining principal payable at maturity. Amounts borrowed to purchase software bear interest at 8% per annum and are payable in 30 monthly installments consisting of interest only payments for the first four months and principal and interest payments for the remaining 26 months, with a balloon payment of the remaining principal payable at maturity. As of September 30, 1999, we had outstanding approximately $1.3 million in hardware loans due September 2003 and approximately $254,000 in software loans due March 2002. This facility is secured by the computer equipment purchased with the loans. In connection with this facility, we issued Comdisco a warrant to purchase 137,711 shares of our Series D preferred stock at $1.18 per share.

     In August 1999, as a result of the GAR acquisition, we issued a promissory note in the principal amount of $7.8 million payable monthly over five years bearing interest at a rate of 7% per annum. As of September 30, 1999, the outstanding balance on the note was approximately $7.6 million.

     In May 1999, we entered into an agreement with ECRI, a non-profit health services research agency focusing on healthcare technology. The agreement provides us with content from ECRI's database of information about medical products and manufacturers and a license to use elements of its classification system. In addition, the agreement provides for joint marketing activities and collaboration in the development of Plan's database of product and vendor information. This agreement requires us to make revenue sharing payments to ECRI during the three-year term of the agreement and for two years following expiration or termination of the agreement based on a percentage of revenue derived from our Plan service. During the second and third years of the term of the agreement, we are required to pay to ECRI a minimum nonrefundable fee equal to $600,000 per year, which shall be credited against any revenue sharing payments payable to ECRI.

     In October 1999, we entered into an agreement with Superior Consultant Company, Inc., a wholly owned subsidiary of Superior Consultant Holdings Corporation, providing for collaboration between us and Superior. Superior is a supplier of Digital Business Transformation(TM) services to large healthcare organizations, including Internet-related services, systems integration, outsourcing and consulting, which enable Superior clients to utilize digital technologies and process innovations to improve their businesses. Under the agreement, we have agreed to market Superior's services to our users, and Superior has agreed to introduce our services to appropriate clients, based on their interests, and to incorporate our services into its Digital Business Transformation(TM) offerings. The agreement also provides for joint marketing activities. In consideration, we have agreed to make payments to Superior in an aggregate amount of up to approximately $2.0 million, as well as a percentage of specified Neoforma.com e-commerce transaction revenue and potential fixed payments based on the success of our joint marketing activities. We have also agreed to utilize Superior's services on a preferred basis for systems integration, development, infrastructure, process improvement and consulting assistance, totaling at least $1.5 million of services from Superior, at a discount from Superior's standard fees. Our agreement with Superior expires in October 2002. See "Certain Transactions -- Commercial Transactions" for more information regarding this agreement and our relationship with Superior.

     In October 1999, we entered into an agreement with Dell Marketing, L.P. pursuant to which we agreed to develop complementary marketing programs with Dell and establish hyperlinks between our respective internet websites. We agreed to use Dell as our exclusive supplier of desktops, portables, workstations, servers and storage devices unless such products did not meet our reasonable technical requirements. We also agreed to purchase at least $5.0 million of Dell products and $100,000 of data center consulting services. See "Certain Transaction -- Commercial Transactions" for more information regarding this agreement and our relationship with Dell.

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

     In November 1999, we entered into a co-branding agreement with VerticalNet, Inc. Under the agreement, VerticalNet will transfer to our website all listings of new and used medical products offered for sale through its website (on an exclusive basis to the extent it has the right to do so), and we will transfer to VerticalNet all listings of used and excess laboratory products offered for sale on our website (on an exclusive basis to the extent we have the right to do so). We have also agreed to establish links between our respective websites. In addition, VerticalNet will develop and maintain a co-branded career center and a co-branded training and education center, and will provide us with specified content created for its medical online communities. VerticalNet also has the non-exclusive right to sell sponsorships on our Plan service and the exclusive right to sell advertising on the co-branded sites. We have agreed to pay VerticalNet $2,000,000 of development and promotional fees over the next two years under this agreement, of which we paid $687,000 in the fourth quarter of 1999. We and VerticalNet have agreed to each pay the other commissions equal to a percentage of net revenues earned through product listings transferred to its website by the other, and to share specified sponsorship and advertising revenue.

     Net cash used in operating activities was $87,000 for the period from inception through December 31, 1996, $322,000 for the year ended December 31, 1997 and $4.0 million for the year ended December 31, 1998. Net cash used in operating activities for the nine months ended September 30, 1999 was $10.4 million. Net cash used in operating activities from inception through September 30, 1999 related primarily to funding net operating losses and increases in prepaid expenses, which were partially offset by increases in accrued expenses and accounts payable.

     Net cash used in investing activities was $1,000 for the period from inception through December 31, 1996, $13,000 for the year ended December 31, 1997 and $825,000 for the year ended December 31, 1998. Net cash used in investing activities for the nine months ended September 30, 1999 was $5.4 million. Net cash used in investing activities from inception through the nine months ended September 30, 1999 related primarily to the purchase of equipment to operate our website and cash paid for the acquisition of General Asset Recovery LLC.

     Net cash provided by financing activities was $95,000 for the period from inception through December 31, 1996, $360,000 for the year ended December 31, 1997 and $5.6 million for the year ended December 31, 1998. For the nine months ended September 30, 1999, net cash provided by financing activities was $15.7 million. Net cash provided from financing activities for the period from inception to September 30, 1999 related primarily to preferred stock issuances of approximately $17.1 million.

     We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next 12 months. Our future long-term capital needs will depend significantly on the rate of growth of our business, the timing of expanded service offerings and the success of these services once they are launched. Any projections of future long-term cash needs and cash flows are subject to substantial uncertainty. If the net proceeds of this offering, together with our available funds and cash generated from operations, are insufficient to satisfy our long-term liquidity requirements, we may seek to sell additional equity or debt securities, obtain a line of credit or curtail expansion of our services. If we issue additional securities to raise funds, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

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

YEAR 2000

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000.

     We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. We depend on a third party to host our servers, telecommunications vendors to maintain our network and other third-party carriers to deliver orders to customers. Because we are a comparatively new enterprise, the majority of software and hardware we use to manage our business has all been recently purchased or developed by us. While this does not completely protect us against year 2000 exposure, we believe our exposure is limited because the technology we use to manage our business is not based upon legacy hardware and software systems.

     State of Readiness. We have reviewed the year 2000 compliance of both internally developed and third-party systems. Internally developed systems include the software used to provide our website's search, customer interaction, transaction-processing and monitoring capabilities. Our third-party systems include software and hardware, and computer technology, back-up, hosting, accounting, database and security systems. To ensure that both our internally developed and third-party systems are year 2000 compliant, we continually assess, analyze and, where necessary, correct potential non-compliance issues.

     Based on our assessment to date and our planned activities, we believe that our internally developed and third-party systems are year 2000 compliant. The failure of our software and computer systems, or those of our third-party suppliers, to be year 2000 compliant, would seriously harm our business.

     We depend on the integrity and stability of the Internet to provide our services. We also depend on the year 2000 compliance of the computer systems used by consumers. Thus, the system necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire system. Our ability to assess the reliability of this system is limited and relies on generally available news reports, surveys and industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet have reviewed and attempted to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. The failure of our software and computer systems and those of our third-party suppliers to be year 2000 complaint would seriously harm our business.

     Cost. As of September 30, 1999, we had incurred immaterial costs in connection with identifying, evaluating and addressing year 2000 compliance issues. We anticipate that any future costs will not exceed $500,000. Most of these expenses are expected to relate to operating costs associated with time spent by our employees in the evaluation process. There may be some charges related to remediation if any issues are identified during our assessment process. If these expenses are higher than anticipated, our business could suffer.

     Risks. A failure of our computer systems or the failure of purchasers or suppliers of medical products to effectively upgrade their software and systems for transition to the year 2000 could seriously harm our business.

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

     In addition, we cannot be certain that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be year 2000 compliant. The failure by these entities to be year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, that could prevent us from delivering our services to our customers, decrease the use of the Internet or prevent users from accessing our website, any of which could seriously harm our business.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which we will be required to adopt for the year ending December 31, 2000. This statement establishes a new model for accounting for derivatives and hedging activities. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, adoption of SFAS No. 133 is expected to have no material impact on our financial condition or results of operations.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize some of the costs related to internal-use software once the applicable criteria have been met. SOP No. 98-1 is effective for our 1999 financial statements. The adoption of SOP No. 98-1 did not have a material impact on our June 30, 1999 financial statements.

     In April 1998, the AICPA issued SOP 98-5, Reporting for the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations to be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. SOP No. 98-5 is effective for our 1999 financial statements. The adoption of SOP No. 98-5 did not have a material impact on our June 30, 1999 financial statements.

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

                                    BUSINESS

     Neoforma.com is a leading provider of business-to-business e-commerce services in the large and highly fragmented market for medical products, supplies and equipment. Our services enable users to efficiently and cost-effectively buy and sell new and used medical products in an open, online marketplace. Our marketplace aggregates suppliers of a wide range of medical products and presents their offerings to the physicians, hospitals and other healthcare organizations that purchase these products. We believe that our services provide supply chain efficiencies for both suppliers and purchasers of medical products and extend the reach of existing sales and distribution channels.

     Neoforma.com offers three primary services that together address the entire healthcare purchasing lifecycle, from planning through procurement to liquidation. Our Shop service provides a unified marketplace where purchasers can easily locate and buy new medical products, and suppliers can access new customers and markets. Our Auction service creates an efficient marketplace for idle assets by enabling users to list, sell and buy used, refurbished and surplus medical products. Our Plan service provides interactive content to healthcare facility planners to reduce the complexities of planning and outfitting facilities.

INDUSTRY BACKGROUND

  GROWTH OF THE INTERNET AND BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE

     The Internet is rapidly changing the competitive landscape of many industries, creating significant opportunities for companies to expand and improve their businesses. Companies have increasingly begun to use the Internet to create business-to-business networks to streamline complex processes, purchase and sell goods and exchange information among fragmented groups of customers, manufacturers and distributors. Forrester Research has estimated that U.S. business-to-business e-commerce, defined as the total volume of intercompany trade of goods and services in which the final order is placed over the Internet, will increase from $109 billion in 1999 to $1.3 trillion in 2003.

     Business-to-business e-commerce enables purchasers and sellers in fragmented markets to reduce supply chain inefficiencies. Sellers are able to cost-effectively access global markets, streamline their sales, marketing and distribution operations, reduce their time to market and efficiently distribute updated product information. Buyers can improve their purchasing process and easily access current product information and a broad range of products and services. Because a growing number of businesses are establishing their own e-commerce websites, it is difficult for any individual business to attract a significant number of online customers. As a result, companies are increasingly realizing the value of a global online marketplace that aggregates purchasers and sellers.

  MEDICAL PRODUCTS, SUPPLIES AND EQUIPMENT MARKET

     Market for New Products

     According to information published by the Health Industry Manufacturers' Association, we estimate the market for new medical products, supplies and equipment totaled more than $145 billion worldwide in 1998, including more than $60 billion in the U.S. This market is currently growing at a rate of 6% per year worldwide and 7% per year in the U.S. This market is comprised of a wide range of products, including consumable supplies such as syringes and gloves, reusable medical products such as surgical instruments, and sophisticated diagnostic equipment such as magnetic resonance imaging systems.

     The traditional supply chain for new medical products is highly fragmented and inefficient. In the U.S. alone, products are supplied by over 20,000 manufacturers and distributors, ranging from small companies offering single products to Fortune 500 corporations with comprehensive offerings. These suppliers serve a diverse group of buyers, including hospitals, physician practices and clinics. The U.S. market includes approximately 6,000 hospitals, 185,000 physicians' offices and thousands of non-hospital healthcare delivery sites such as outpatient care facilities, nursing homes and ambulatory surgery centers. These organizations may purchase medical products directly or through centralized buying organizations such as group purchasing organizations, or GPOs, and integrated delivery networks of care providers, or IDNs. Buyers within each of these organizations may purchase products from thousands of suppliers. The high degree of buyer and supplier fragmentation results in significant inefficiencies at each step of the procurement process.

     In the U.S., healthcare providers are under increasing pressure to reduce costs because of increased competition, as well as the ongoing tightening of reimbursement policies by private payors and the government. According to Efficient Healthcare Consumer Response, a 1996 independent study commissioned by a number of industry participants, the supply-chain costs of distributing medical products total approximately $23 billion per year, of which an estimated $11 billion could be eliminated by more efficient sharing of information, management of orders and movement of products. As a result, healthcare providers are increasingly seeking new ways to make their supply chain more efficient.

     Market for Used and Surplus Products

     Healthcare providers must continuously upgrade their medical equipment in order to remain competitive and keep up with advances in medical technology. Without an efficient, global market for the sale of replaced equipment, these organizations are left with idle equipment for either storage or disposal. Manufacturers taking trade-ins of existing equipment in connection with sales of new products also generate significant used equipment inventory. For both healthcare providers and manufacturers, an inability to efficiently dispose of idle assets increases their operational costs and ties up capital that could be used for more productive purposes.

     It has traditionally been difficult for buyers and sellers in the market for used, refurbished and surplus medical products, supplies and equipment to locate one another. While much of the demand for used equipment comes from healthcare providers located outside of the U.S. or in rural markets in the U.S., much of the supply comes from healthcare providers in urban centers in the U.S. or from manufacturers. The market is currently served primarily by local auction houses, equipment brokers and refurbishers that are often unable to reach buyers and sellers outside their local markets. As a result, we believe this market is significantly under-served and highly inefficient and a significant opportunity exists to provide buyers and sellers of used medical products, supplies and equipment with a unified marketplace.

  LIMITATIONS OF TRADITIONAL APPROACHES TO BUYING AND SELLING MEDICAL PRODUCTS

     Healthcare Providers

     Purchasing decisions in physicians' offices and other small healthcare facilities are generally made by nurses, office managers or administrative staff. Purchasing activities include searching through paper catalogs, placing and tracking orders via telephone or fax machines and receiving frequent, time-consuming visits from numerous medical supply representatives. This approach makes it difficult and time-consuming for buyers to identify, compare and purchase specific items. Moreover, these inefficiencies can lead to clinical delays and purchases that are based on convenience instead of best practices or cost.

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     Large healthcare organizations manage their buying activity through a centralized purchasing group as well as at the departmental level. Pricing is either negotiated or based on long term contracts, depending on the institution's buying power, membership in an IDN or GPO affiliations. The purchasing process involves evaluating products, negotiating price and delivery, ensuring compliance with purchasing contracts and placing and tracking orders through a variety of paper and electronic means. Outdated product and price information, lack of compliance with negotiated contracts and the significant effort required to manage a multitude of suppliers and orders can result in errors and inefficiencies.

     Manufacturers and Distributors

     Manufacturers and distributors have limited resources to support the growing challenge of marketing and selling to the increasingly complex worldwide healthcare market. Many organizations lack the necessary infrastructure to establish a worldwide sales and marketing presence. In addition, the high cost of printing and distributing paper catalogs limits the ability of suppliers to cost-effectively provide timely updates of important catalog product and pricing information. Although many suppliers offer online versions of their catalogs, this does not address the primary cause of inefficiency for buyers -- the inability to quickly and easily find products and consolidate orders from different suppliers through a single source.

  MARKET OPPORTUNITY

     We believe that a significant opportunity exists for a business-to-business e-commerce solution that creates an open and efficient marketplace for purchasers and sellers of both new and used medical products, supplies and equipment. A unified online marketplace can offer several important advantages:

     - Purchasers and sellers of new and used medical products can have global access to each other, creating new levels of efficiency in the supply chain;

     - Industry, product and pricing information can be centralized, updated and organized for simplified access; and

     - The time and costs involved with traditional paper, telephone and fax purchasing methods can be significantly reduced.

THE NEOFORMA.COM SOLUTION

     Neoforma.com is a leading provider of business-to-business e-commerce solutions for purchasers and suppliers of medical products, supplies and equipment. Our services address the traditional limitations of the medical products supply chain by enabling our users to efficiently and cost-effectively buy and sell new and used medical products in an open, online marketplace. Shop, Auction and Plan together address the entire healthcare purchasing lifecycle, from planning through procurement to liquidation.

     We believe that our services provide a number of benefits that will attract a growing number of purchasers and suppliers of new and used medical products to our marketplace. As more purchasers realize these benefits and use our services, we believe that they will attract more suppliers to our marketplace. As more suppliers offer products and content through our marketplace, we believe that more buyers will be encouraged to use our services, resulting in a network effect, where the value of our services to each participant increases significantly with the addition of each new participant.

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

  BENEFITS TO HEALTHCARE PROVIDERS:

        - Convenient, Unified Marketplace. We provide healthcare providers a central, easy-to-use location to identify and purchase a wide range of medical products from many suppliers. This reduces the time required to contact multiple distributors and suppliers using traditional paper or telephone approaches, or single-supplier Internet-based or electronic data interchange solutions.

        - Reduced Processing Costs. Our services streamline the purchasing process, allowing healthcare providers to reduce their procurement costs and benefit from centralized purchasing, tracking and record-keeping.

        - Improved Access to Current Information. We provide online access to current product information, which is a significant improvement over paper-based catalogs that are often outdated. Our easy-to-use search capabilities enable healthcare providers to quickly locate products and obtain current information from multiple suppliers. Additionally, we provide previously unavailable information regarding used, refurbished and surplus medical products.

        - Efficient Marketplace for Idle Assets. Our Auction service provides an efficient marketplace for the purchase and sale of used and surplus medical products, allowing healthcare providers to maximize the value of their idle assets.

     BENEFITS TO MANUFACTURERS AND DISTRIBUTORS:

        - Access to New Customers and Markets. Our Shop and Auction services allow sellers to offer new and used products globally, extending their reach to new customers and markets. Our Plan service provides a new way for suppliers to feature their products being used in a best practices environment.

        - Participation in an Open Marketplace. We believe that by providing an open marketplace where any supplier can list and sell its products, we increase the attractiveness of our marketplace to a large number of suppliers. By providing purchasers with access to products from a wide range of suppliers, we can attract more purchasers to our marketplace, further increasing the value of our services to suppliers.

        - Increased Efficiencies and Reduced Transaction Costs. Because our services streamline and extend their distribution channels, suppliers can reduce their selling and marketing costs and time to market. For example, suppliers can reduce their costs of printing and distributing paper catalogs and taking individual orders by fax or by telephone. In addition, our services eliminate the costs and expenditures required for suppliers to establish and maintain their own e-commerce sites.

        - Efficiency in Distributing New Information. Our marketplace allows suppliers to efficiently reach customers and distribute product information, reducing the delays associated with printed catalog distribution. We enable suppliers to quickly and easily update product, pricing and other information on our website to address changes in their product line and respond to market requirements.

STRATEGY

     Our objective is to become the leading online marketplace for new and used medical products, supplies and equipment. Our goal is to provide comprehensive services that together address the

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entire healthcare purchasing lifecycle, from planning through procurement to liquidation. Key elements of our strategy include:

     Build on First Mover Advantage and Increase Brand Recognition. We believe that our position as one of the first companies to offer comprehensive business-to-business e-commerce services for new and used medical products, supplies and equipment provides us with a first mover advantage that can enable us to attract a critical mass of suppliers and purchasers. To increase the number of purchasers and sellers that use our services, we intend to aggressively promote the Neoforma.com brand by advertising, participating in industry events and trade shows and conducting targeted promotions and public relations.

     Increase Adoption of Our Online Marketplace to Create Network Effect. We intend to continue to add suppliers and purchasers to become the most comprehensive online marketplace for medical products, supplies and equipment. By adding suppliers and broadening the range of products available in our marketplace, we create additional value for purchasers. By attracting more purchasers to our marketplace, we create additional value for suppliers. As a result, we believe that we can create a network effect, where the value of our services to each participant increases significantly with the addition of each new participant.

     Increase Functionality to Drive Broad Market Adoption. We plan to expand the functionality of our services, increasing their value to both current and future purchasers and suppliers. For example, we intend to develop new information reporting and order management features as well as the capability to integrate our services with the information systems used by many suppliers and purchasers. In addition, we intend to develop the functionality to allow suppliers to provide customer-specific pricing. We believe that these enhancements will allow our services to become more closely integrated into the supply chain processes of distributors and group purchasing organizations and will be particularly important to large purchasers of medical products.


     Establish Strategic Alliances With Leading Industry Participants. We intend to continue to enter into alliances with leading Internet, technology and healthcare-related organizations to increase usage of our services, broaden the scope of our content, extend our technology and gain additional marketing resources. Our current strategic partners include Cisco, Dell, SAP, Superior Consultant and VerticalNet. In addition, we have strategic relationships with key suppliers, such as General Electric Medical Systems and Owens & Minor. We plan to strengthen and broaden these relationships and enter into new strategic alliances and key supplier relationships.


     Expand Internationally. We believe that the capabilities of the Internet and the fragmented nature of many international markets for new and used medical products provide a significant opportunity for the creation of a global marketplace. We intend to capitalize on this opportunity by developing country-specific web pages for selected international markets and actively marketing and promoting our services. Based on information provided by registered users, or visitors to our website who have completed the registration process, we believe that our registered user base already includes approximately 14,000 users located in over 100 countries. Approximately 4% of these registered users have purchased products on our online marketplace.

NEOFORMA SERVICES

     We offer three primary services -- Shop, Auction, and Plan -- that together address the entire healthcare purchasing lifecycle, from planning through procurement to liquidation. We also offer a wide range of content to healthcare practitioners and purchasers to enable them to make more informed purchasing decisions.

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

     Shop

     Our Shop service, released in August 1999, provides a unified marketplace where purchasers can easily identify, locate and purchase new medical products, and suppliers can access new customers and markets. Shop currently has over 120,000 different stockkeeping units, or SKUs, available for purchase under agreements with 138 manufacturers and distributors. Our agreements with distributors provide listings of products from an additional 550 manufacturers. We have agreements with additional manufacturers and distributors that will provide us with access to an estimated 29,000 additional SKUs, which we are currently adding to Shop. The products currently available through Shop range from disposable gloves to surgical instruments and diagnostic equipment. We believe that these products represent a significant portion of the products commonly used in physicians' offices, our initial target market.

     Shop provides detailed descriptions, photographic images and vendors' shipping and billing policies for listed products. We currently provide pricing information for more than 75% of the SKUs listed on Shop. With regard to products that do not contain pricing information, prospective purchasers are provided with contact information to allow them to obtain price quotes directly from the seller of the product. Listings are displayed in a consistent format and organized by standard classification schemes to facilitate the selection of products. Shop's search capabilities further assist purchasers in locating and selecting products from multiple suppliers. Moreover, we also provide suppliers the ability to directly update their product information on our website to include revised pricing, new product introductions or additional information.

     Purchasers can use Shop to order products at listed prices or to obtain price quotes from the supplier. Shop accelerates the process of negotiating and completing transactions between purchasers and sellers. Our system automatically notifies the supplier via an email when the purchaser places an order through Shop. When the supplier responds to or updates the order in any fashion, our system automatically notifies the buyer. This process is aided by our customer service organization, which answers questions about our system as necessary.

     We do not take ownership or possession of the products sold through Shop. Suppliers are responsible for providing product availability and delivery information through our website. They are also responsible for shipping, delivery, and returns. Suppliers can choose to accept payment by open accounts with the purchasers, payment upon delivery, letter of credit, or credit card. The purchaser is required to provide payment information to the supplier through our website when placing the order, and the supplier is responsible for payment processing and collection. We derive our revenue from Shop from transaction fees charged to suppliers for confirmed orders, and fees to digitize their product information for display on our website and for maintenance of product information and content on our website. As of December 31, 1999, we have derived approximately $90,000 in revenues from our Shop services.

     Shop product information is provided to us by suppliers in a variety of electronic formats or in paper form, and is internally reviewed and categorized by our medical editors. We use an independent firm to assist us in converting this information into a consistent electronic format that conforms to our classification systems. We believe that our ability to process large volumes of product information allows us to rapidly increase our product database and provides significant flexibility to suppliers in loading and updating information.

     We plan to extend Shop's functionality by introducing new information reporting and order management features, allowing users to track their use of our services and helping them better ensure compliance with their procurement procedures and policies. We also intend to enable Shop to electronically transmit information directly to the order management and purchasing systems used by

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

many large suppliers and medical product purchasers. In addition, we intend to develop customer-specific pricing capabilities, allowing our services to better integrate with the processes of distributors and large purchasing organizations. We believe these enhancements will be particularly important to large purchasing organizations, such as hospitals, IDNs and members of GPOs, that are focused on achieving new efficiencies and frequently rely on pre-negotiated pricing. Our future success relies on our ability to address the needs of large healthcare providers by successfully developing and introducing these capabilities in a timely manner. See "Risk Factors -- If we are unable to expand our registered user base and the functionality of our services, we may not provide an attractive alternative to the websites or systems used by large healthcare organizations and we may not achieve market acceptance with these organizations."

     Auction

     Our Auction service enables users to list, sell and buy used and refurbished equipment and surplus medical products. Auction includes online listings of used, refurbished and surplus products for bids through our AdsOnline service, live auctions through our AuctionLive service and online auctions through our AuctionOnline service.

     We introduced our AdsOnline service in May 1999, which enables sellers to list their used, refurbished and surplus medical products for bids from prospective buyers. When a buyer submits a bid for a product listed on AdsOnline, the seller is automatically notified via an email from our website that a buyer has placed a bid for one of its products. The seller can then access our website to obtain information about the bid, including the identity of the buyer, the amount of the bid and the period of time that the buyer has indicated that it will keep its bid open. The seller can accept the bid it finds most attractive or choose not to accept any bids. The buyer is automatically notified via an email if a seller has accepted its bid.

     We introduced our AuctionLive service in August 1999 with the acquisition of General Asset Recovery, a live auction house and asset management company focused on medical products. Our live auctions are conducted by us either at one of our warehouses in Chicago or onsite at a seller's facility. These auctions are conducted by an auctioneer, where each product may have a minimum opening price and the product is sold to the highest bidder. In addition, our website contains photographs and more detailed information regarding products that will be available in future live auctions.

     We introduced our AuctionOnline service in November 1999. This service enables sellers to sell their used and surplus medical products, individually or in lots, to the highest bidder in an online auction. Prospective bidders can access a product webpage for each item that typically features a concise product description and full-color image. In addition, a table lists the minimum opening bid, the bid range, the minimum incremental bid, the current winning bidders and the amount of their bids and the time of auction close. After a prospective buyer bids on a product, the corresponding bidder list is instantly updated to reflect the bid and the prospective buyer's new position in the list of bidders. When the auction closes, the highest bidder wins the product at his or her final bid price. Our AuctionOnline service automatically determines the winning bidder and sends an e-mail message to confirm his or her purchase the same day.

     We offer a complete solution for managing used, refurbished and surplus healthcare equipment. We work with sellers to determine which of our three Auction services is the best method for selling their used, refurbished and surplus medical products. Our Auction agreements typically appoint us as seller's agent for the purpose of selling their designated used, refurbished and surplus medical products through any of our Auction services. Purchasers may choose to remit the purchase price to us in a variety of payment methods and we then send these proceeds, net of our commissions and

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

fees and any taxes owed by the purchaser, to the seller within a specified time period. We generally take possession of products sold through our Auction services, and in shipping the sold items to the winning bidders, we transfer the risk of loss or damage to the purchaser once the product leaves our warehouse. We are not responsible for delivery and returns. For products sold through our AdsOnline service for which we do not take possession, payment alternatives, shipping, delivery and return obligations are substantially identical to those for our Shop service.

     We also provide an online asset recovery service that allows sellers to specify that their products initially be offered to their other departments and facilities and subsequently to the public. In addition, the seller may choose to offer unsold products for charitable donation. We have entered into agreements with several IDNs and a number of other healthcare providers to allow them to use this additional service.

     We derive revenue from our Auction service primarily from commissions paid by sellers, equal to a percentage of the sale price. In addition, in our live and online auctions, the purchaser also typically pays a fee, commonly referred to as a buyer's premium, equal to a percentage of the purchase price. We also derive revenues from subscription fees we charge sellers that utilize our asset recovery service.

     Plan

     Our Plan service, first introduced in July 1998 and enhanced in November 1999, provides interactive content to architects, healthcare facility planners and materials managers and purchasers to reduce the complexities of planning and outfitting facilities. Plan offers interactive photographic images of actual rooms and suites from medical facilities that we believe represent industry best practices, together with floor plans and descriptions of products typically used in these rooms. This service allows users to conduct virtual tours of these facilities, providing rich information for considering room plans and equipment purchases. Visitors can zoom in to see room details, including equipment placement, and can navigate to view different parts of the room in these 360 degree panoramic images. Plan currently displays more than 1,000 rooms from the University of Chicago's Center for Advanced Medicine and three additional facilities, and we intend to continue to add rooms from other advanced facilities. Site visitors can browse a list of departments or can search to find specific rooms.

     The responsibility for designing and equipping facilities is shared by architects, facility and equipment planners and materials managers and purchasers. Because there is little standardized information, these professionals must spend substantial time determining and coordinating project requirements. The information provided through Plan allows these professionals to match facility requirements to real-world examples. This enables these professionals to find necessary information that may not have been included in their original project plans and to move quickly from information gathering to creating designs and equipment lists. Plan associates each room with a list of product categories, typically found there. These categories link to our Shop and Auction services, enabling these professionals to view and purchase equipment in a few steps.

     We have recently begun offering suppliers and service providers the ability, for a fee, to sponsor rooms on Plan. By sponsoring rooms that feature one or more of their products or that are associated with the services they provide, suppliers and service providers can use these rooms as part of their own marketing campaigns. As a result of our acquisition of FDI Information Resources, Inc. in November 1999, we began selling licenses for software tools and technical specification information for the construction and redesign of healthcare facility projects. We intend to add new fee-based services to Plan, such as subscription-based access to more detailed content and data.

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

     Resources

     In addition to our three principal services, since July 1998, we have provided healthcare professionals with information resources to assist them in making informed and efficient purchasing decisions. Healthcare professionals can receive personalized news, review online product and vendor information and obtain information from other websites. In addition, users can access online continuing medical education courses and research regulatory and shipping requirements that may affect the price or delivery of their purchases. In September 1999, we significantly expanded the amount of information that we provide, and organized this information into a separate Resources section of our website to facilitate its use.

SUPPLIERS

     Shop. As of December 31, 1999, we had online commerce agreements with 138 manufacturers and distributors to list their products on Shop. The following representative suppliers have products listed directly on Shop:

                       DISTRIBUTORS                                 MANUFACTURERS
                       ------------                                 -------------
        Alimed                                     Accurate Surgical
        Independence Medical                       ARO Surgical Instruments
        Maintenance Warehouse                      Critikon
        Medline                                    General Electric Medical Systems
        Optimal Wholesale Medical                  Hospital Associates
        Owens & Minor                              Howard Instruments
        PSS World Medical                          Protocol Systems
        Sammons Preston                            Sparta Surgical
        Ves International

Our agreements with distributors provide listings of products from an additional 550 manufacturers, including 3M, Beckman Coulter, Becton Dickinson, C.R. Bard and Smith & Nephew. Our agreements with these suppliers provide for the payment to us of a fee equal to a negotiated percentage of the purchase price of products than they sell through Shop. These agreements generally do not require that the supplier list any specific number of products or maintain any listing for any period of time.

     Auction. On Auction, suppliers include hospitals and healthcare organizations liquidating used equipment, manufacturers and distributors selling surplus products and finance companies selling leased equipment at the end of the lease term. We have entered into agreements with a number of Auction suppliers for whom we provide asset recovery services, including manufacturers such as General Electric Medical Systems and Stryker and large healthcare organizations such as Banner Health System, Saint Barnabas Health Care System and Voluntary Hospitals of America. See "-- Neoforma Services -- Auction" for a description of these agreements.

     Strategic Supplier Relationships. We work with a number of key suppliers, including Owens & Minor, General Electric Medical Systems or GEMS, and GeriMedix. We currently list from Owens & Minor approximately 1,625 products aimed at traditional physicians' offices for sale through Shop.

     Under our October 1999 agreement with General Electric Medical Systems, GEMS has agreed to list products on Shop. GEMS also has the option to sponsor rooms on Plan on mutually agreed upon terms, and in the event that it sponsors any rooms, GEMS has agreed to promote Plan to its customers. In addition, GEMS has agreed to use Auction to sell a specified number of items of

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

equipment. This agreement expires in December 2000, subject to automatic renewal unless either party elects to terminate. In connection with this agreement, we issued approximately 275,000 shares of our preferred stock to GE Capital Equity Investments, an affiliate of GEMS, in October 1999. GE Capital Equity Investments, Inc., also purchased 1,760,563 additional shares of preferred stock in our October 1999 financing.

     Under our November 1999 agreement with GeriMedix, a regional distributor of medical products and supplies to the long-term care facility market, we have agreed to collaborate with GeriMedix to enable GeriMedix to offer its products for sale in our online marketplace and through a co-branded website. In connection with this agreement, we agreed to purchase 5% of the equity interest of IntraMedix LLC, the majority owner of GeriMedix, for $2.5 million.

PURCHASERS

     Purchasers currently using Shop include physician offices, multi-specialty groups, clinics and other healthcare providers. Buyers for large organizations, such as hospitals, IDNs and GPOs that purchase a large volume of products under negotiated contracts with suppliers, currently use Shop primarily to purchase products for which they do not have existing supplier contracts. We plan to add customer-specific pricing capabilities in order to enable these organizations to use Shop for their purchases of products for which they have contracts.

     Our Auction services have been used by a wide range of healthcare providers to purchase used, refurbished and surplus medical products. We believe that a large percentage of the products that are sold through our Auction services are purchased for use outside the U.S. or in rural communities in the U.S.

     If we are not able to quickly build a critical mass of purchasers who use our services, and increase the use of our services by large healthcare providers, our ability to expand our business would be seriously harmed.

STRATEGIC ALLIANCES

     We enter into alliances with leading Internet, technology and healthcare-related organizations and medical products suppliers to increase usage of our services, broaden the scope of our content, extend the functionality of our technology and build additional marketing resources. We have entered into strategic alliances in the following areas.


     Web Portals. Many healthcare professionals use specific portal websites that provide a variety of healthcare-related information, online interaction and e-commerce services. We believe that, by entering into relationships with companies that operate these websites, we can attract their visitors to use our services and build our brand recognition. We have developed strategic alliances with VerticalNet, MD On-Line and Healtheon/WebMD to provide us with increased market visibility and site traffic.


     VerticalNet owns and operates a number of industry-specific websites known as vertical trade communities, including health industry communities such as Medical Design Online, Hospital Networks.com and Nurses.com. Under our recent agreement, VerticalNet has agreed to use our marketplace to offer any medical products listed for sale on its vertical trade communities, and we have agreed to use VerticalNet to offer any used and excess laboratory products listed for sale on our marketplace. We have also agreed to establish links between our respective websites. In addition, VerticalNet will develop and maintain a co-branded career center and a co-branded training and education center, and will provide us with specified content created for its medical online

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

communities. VerticalNet will also have the non-exclusive right to sell sponsorships on our Plan service website and the exclusive right to sell advertising on the co-branded sites. Our agreement with VerticalNet expires in 2001, subject to automatic renewals for additional one-year periods unless either party elects to terminate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for more information about our agreement with VerticalNet.


     Under our agreement with Healtheon/WebMD, we are an e-commerce provider of medical supplies and equipment for Healtheon's registered users, which include physicians and hospital and clinical administrators. We also provide e-commerce services for MD On-Line, an Internet-based content provider for the physician market. Our agreements with MD On-Line and Healtheon/WebMD require us to pay these companies specified percentages of our revenue generated by their users. These agreements each expire in 2000, subject to automatic renewals for additional one-year periods unless either party elects to terminate. Healtheon/WebMD has informed us that it will not renew its agreement with us when it expires in August 2000.


     Computer Hardware Providers. We believe that alliances with computer hardware providers will help us build recognition of our brand. We have established relationships with Dell Marketing, an affiliate of Dell Computer, and Cisco Systems. We have entered into an agreement with Dell to develop and undertake complementary marketing programs and to link our websites. See "Certain Transactions -- Commercial Agreements" for more information about our agreement with Dell. Our agreement with Cisco provides for complementary marketing efforts and for joint promotional activities. For example, Cisco uses our website as a means of demonstrating its equipment to healthcare providers. As a result, we gain increased exposure of our services to large healthcare organizations. In addition, we agreed to use Cisco technologies in our website. This agreement expires in 2002.

     Information Technology Partners. We believe that by integrating our services with existing information systems used by many purchasers and sellers of medical products, we will further streamline their medical products supply chains. We have entered into an agreement with Superior Consultant, a supplier of Digital Business Transformation(TM) services to large healthcare organizations, including Internet-related services, systems integration, outsourcing and consulting, which enable Superior clients to utilize digital technologies and process innovations to improve their businesses. Under the agreement, we have agreed to market Superior's services to our users, and Superior has agreed to introduce our services to appropriate clients, based on their interests, and to incorporate our services into its Digital Business Transformation(TM) offerings. The agreement also provides for joint marketing activities. See "Certain Transactions -- Commercial Agreements" for more information about our agreement with Superior Consultant.

     We are collaborating with SAP, a leading provider of enterprise software, to integrate our services with SAP's R/3 enterprise software products. This integration is intended to further automate the procurement process by allowing transactions to be communicated directly to these systems. In addition, we are integrating our services with MySAP.com, SAP's Internet business service.

     Content Providers. We believe that as we increase the breadth and depth of our content for our online marketplace, we will be able to attract and retain more users. Since content is often expensive and time-consuming to develop, we enter into relationships with other companies to provide content for our marketplace. ECRI, a leading non-profit health services research agency focusing on healthcare technology, provides us with detailed information about medical products and technology and facility planning. NewsReal has created a specialized healthcare headlines service to provide our users with personalized healthcare business news from over 60 different sources. Reuters provides us with its standard healthcare business news feed. See "Management's Discussion and Analysis of

Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of our agreement with ECRI.

     Medical Product Suppliers. We believe that by establishing relationships with key suppliers of medical products, we increase the depth and breadth of the products listed on our online marketplace, and benefit from their marketing resources. We have entered into agreements with Owens & Minor, General Electric Medical Systems and GeriMedix. See "Suppliers -- Strategic Supplier Relationships" for more information about our strategic supplier relationships.

TECHNOLOGY

     In order to establish a secure and reliable marketplace for suppliers and purchasers of new and used medical products, our underlying infrastructure is built on an open, multi-tier, distributed architecture using well-established applications and hardware from leading technology companies such as Sun Microsystems, Netscape and Oracle. Our infrastructure enables us to continuously enhance the features and functionality of our services to meet the evolving needs of our users.

     INFRASTRUCTURE

     Open Architecture. Our open architecture supports integration with our users' many existing legacy systems. The ability to integrate these diverse systems has enabled us to aggregate a wide range of purchasers and suppliers in our marketplace. Our architecture is based on industry standards such as Java, enabling us to rapidly introduce new features and functionality.

     Scalability, Performance and Availability. Our highly modular, distributed architecture is designed to enable us to readily add capacity as the number of users and transactions increase on our system. We have fully redundant hardware systems, which when combined with our distributed architecture, enables us to provide our services on an uninterrupted basis, even in the event of partial system failure. By locating our data center at an Exodus Communications hosted facility, we are able to easily and rapidly expand our network bandwidth and maintain the physical security of our systems.

     Secure e-Commerce Marketplace. Our platform contains a variety of features to ensure the secure transmission of business information among multiple trading partners and to protect against communication failures. We use SSL, or secure sockets layer, an Internet security technology, at appropriate points in the transaction flow to protect user information during transactions. User information is encrypted to provide a high degree of security. Our employees do not have access to user information, except as necessary to perform customer service functions. The system authenticates users through standard secure login and password technologies.

     FUNCTIONALITY

     Our systems are designed to replace manual processes traditionally used by purchasers and suppliers. We have incorporated these processes into an easy-to-use, intuitive online marketplace that can be accessed with standard web browsers, without requiring any special software.

     To support our online marketplace, we have developed customized search technologies to meet the requirements of purchasers of medical products, supplies and equipment. In order to enable users to quickly navigate to individual products, we have incorporated industry standard classifications, which support the purchasing process by grouping items that are similar and by mapping to other industry standard classification systems. Our search function allows users to continually refine and hone their searches to help them to quickly and efficiently locate a particular item. Additionally, we use three-dimensional visualization technologies which enhance suppliers' ability to display and feature their medical products, supplies and equipment. Furthermore, if we complete the acquisition of Pharos Technologies, we plan to integrate Pharos' technology with Shop, Auction and Plan to enable users to conduct comprehensive searches on complex product information. The Pharos technology is also designed to allow suppliers to rapidly update and organize their product information from their desktop and publish customized subsets of their product information.

     Although to date we have not experienced unscheduled system interruptions of our online marketplace, outages may occur from time to time as system usage increases. The volume of traffic on our website and the number of transactions being conducted by users has been increasing and will require us to expand and upgrade our technology, transaction processing systems and network infrastructure and add new engineering personnel. We may be unable to accurately project the rate or timing of increases, if any, in the use of our services or timely expand and upgrade our systems and infrastructure to accommodate such increases in a timely manner. Any failure to expand or upgrade our systems to keep pace with the growth in demand for capacity could cause the website to become unstable and possibly cease to operate for periods of time. Unscheduled downtime could harm our business.

SALES, MARKETING AND SUPPORT

     We sell our services through our direct field sales force and our internal telemarketing staff. Our direct field sales force focuses on purchasers in physician offices, clinics, hospitals and large healthcare organizations. Our direct field sales force has significant experience in the sale of medical products, equipment and information technology systems. Our telemarketing programs are directed primarily at suppliers of medical products, supplies and equipment. We plan to augment our internal sales resources by working with the sales forces of our strategic partners.

     Our marketing programs include traditional and Internet-based marketing initiatives to increase awareness of the Neoforma.com brand and attract new purchasers and suppliers to our services. These programs include a variety of public relations initiatives, such as participation in industry conferences and trade shows, and ongoing relationships with healthcare, Internet and technology reporters and industry analysts. We also promote our services through advertising in healthcare industry trade journals and business publications. In addition, we conduct web-based marketing activities to attract new users to our online marketplace.

     Our relationships with Internet healthcare companies such as Healtheon/WebMD and MD On-Line, suppliers such as General Electric Medical Systems and Owens & Minor, technology companies such as Cisco, Dell and SAP, and professional services providers such as Superior Consultant provide us with additional marketing resources. These companies conduct a number of activities designed to strengthen awareness of our brand and our services.

     Our worldwide sales and marketing group consisted of 94 full-time employees as of December 31, 1999. We intend to expand our sales and marketing group and to establish additional sales offices. Competition for sales and marketing personnel is intense, and we may not be able to attract, assimilate or retain additional qualified personnel in the future.

     We believe that we can strengthen our relationships with purchasers and suppliers by providing good account management, customer support and service. Our customer service group provides ongoing support to customers, including site assistance, product searches, basic product questions and order processing questions.

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

PRODUCT DEVELOPMENT

     We intend to continue to expand and enhance the functionality of our services. We are currently focusing our product development resources on integrating our services with other information systems used by suppliers and purchasers of healthcare products. In addition, we are developing the capability to allow suppliers to provide customer-specific pricing through Shop, and providing increased functionality to our online Auction service. Our future success, and in particular, our ability to fully address the needs of large healthcare providers, depends on our ability to successfully develop and introduce these capabilities in a timely manner. There are a number of risks and challenges involved in the development of new features and technologies. See "Risk Factors -- If we fail to develop the capability to integrate our online services with enterprise software systems of purchasers and suppliers of medical products and to enable our services to support customer-specific pricing, these entities may choose not to utilize our online marketplace, which would harm our business."

     Our product development organization includes our product strategy group and our engineering group. The product strategy group is responsible for translating user needs into specifications and prototypes for new functions and services. Our engineering group is responsible for developing the technology that implements these initiatives, and maintaining and improving the technology, infrastructure and databases that we use to provide our services. As of December 31, 1999, our product development organization included 54 full-time employees. Our quality assurance group works with our product development organization throughout the development cycle to ensure that the new features and functions of our website meet our standards. In addition, we have a seven person group that focuses on emerging technologies and market opportunities. In cases requiring specialized expertise, we have augmented the resources of our product development organization with independent contractors.

     Our product development expenses were $179,000 in 1997, $1.5 million in 1998 and $4.3 million in the first nine months of 1999. To date, substantially all software development costs related to our services have been expensed as incurred. We believe that significant investments in product development will be required to remain competitive.

PROPRIETARY RIGHTS AND LICENSING

     Our success and ability to compete depend on our ability to develop and maintain the proprietary aspects of our technology. We rely on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. Finally, we seek to avoid disclosure of our intellectual property by restricting access to our source code and by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, and to determine the validity and scope of the proprietary rights of others. Any resulting litigation could result in substantial costs and diversion of resources and could seriously harm our business.

     Our success and ability to compete also depend on our ability to operate without infringing upon the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business would be seriously harmed.

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

COMPETITION

     The online market for medical products, supplies and equipment is new, rapidly evolving and intensely competitive. Our primary competition includes e-commerce providers that have established online marketplaces for medical products, supplies and equipment. These competitors include companies such as Medibuy, Promedix and Cimtek Medical. Medibuy provides an auction site for the sale of used, refurbished and surplus products, and has announced plans to introduce e-commerce services for new products. Cimtek Medical and Promedix have websites for the sale of new products. Promedix has recently entered into an agreement to be acquired by Chemdex, a leading provider of e-commerce solutions to the life sciences industry.

     We also face potential competition from a number of sources. Many companies have created websites to serve the information needs of healthcare professionals, providing medical information, discussion groups, bulletin boards and directories. Many of these companies are introducing e-commerce functions that may compete with our services. In addition, providers of online marketplaces and online auction services that currently focus on other industries could expand the scope of their services to include medical products. Existing suppliers of medical products may also establish online marketplaces that offer services to suppliers and purchasers, either on their own or by partnering with other companies. Moreover, live auction houses focusing on medical products may establish online auction services. New companies may also be formed that compete with us.

     We believe that companies in our market compete to provide services to suppliers based on:
     - brand recognition;
     - number of purchasers using their services, and the volume of their purchases;
     - level of bias, or perceived bias, towards particular suppliers;
     - compatibility with suppliers' existing distribution methods;
     - the amount of the fees charged to suppliers;
     - ease of use and convenience;
     - ability to integrate their services with suppliers' existing systems and software; and
     - quality and reliability of their services.

     In addition, we believe that companies in our market compete to provide services to purchasers based on:
     - brand recognition;
     - breadth, depth and quality of product offerings;
     - ease of use and convenience;
     - ability to integrate their services with purchasers' existing systems and software;
     - quality and reliability of their services; and
     - customer service.

     Competition is likely to intensify as our market matures. As competitive conditions intensify, competitors may:
     - enter into strategic or commercial relationships with larger, more established healthcare, medical products and Internet companies;
     - secure services and products from suppliers on more favorable terms;
     - devote greater resources to marketing and promotional campaigns;
     - secure exclusive arrangements with buyers that impede our sales; and
     - devote substantially more resources to website and systems development.

     Our current and potential competitors' services may achieve greater market acceptance than ours. Our existing and potential competitors may have longer operating histories in the medical products market, greater name recognition, larger customer bases or greater financial, technical and

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

marketing resources than we do. As a result of these factors, our competitors and potential competitors may be able to respond more quickly to market forces, undertake more extensive marketing campaigns for their brands and services and make more attractive offers to purchasers and suppliers, potential employees and strategic partners. In addition, new technologies may increase competitive pressures. We cannot be certain that we will be able to expand our purchaser and supplier base, or retain our current purchasers and suppliers. We may not be able to compete successfully against current and future competitors and competition could seriously harm our revenue, gross margins and market share.

EMPLOYEES

     As of December 31, 1999, we had 269 full-time employees, including 54 in product development, 94 in sales, marketing and customer service, 16 in business development, 72 in operations, and 33 in general and administrative functions. Our future success will depend in part on our ability to attract, train, retain, integrate and motivate highly qualified sales, technical and management personnel, for whom competition is intense. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good. We also use independent contractors to support our services. We use a firm based in India to digitize and format product information for our Shop service. We plan to use a third party specializing in Internet support to respond to our most common customer service requests. We also use independent contractors for specific product development services requiring specialized expertise.

FACILITIES

     Our executive, administrative and operating offices are located in approximately 33,378 square feet of leased office space located in Santa Clara, California under leases expiring in April 2004 and September 2006. We are currently seeking a larger facility in the Santa Clara area to support our growth. We also maintain 19,875 square feet of office and warehouse space for our AuctionLive service in the metropolitan area of Chicago, Illinois. We have also entered into a lease for a second warehouse in the Chicago, Illinois metropolitan area, expiring in November 2001, to provide an additional 120,000 square feet of space to store consigned items until they are sold in auctions.


TRADEMARK INFRINGEMENT CLAIM



     In a letter dated January 14, 2000, Forma Scientific, Inc., an affiliate of Thermo Electron Company, notified us that it believes our use of the "Neoforma" and "Neoforma.com" trademarks violates its trademark rights in "Forma" and "Forma Scientific," and asked us to discontinue use of our trademarks by January 28, 2000. Forma Scientific has filed a complaint in the United States District Court for the Southern District of Ohio, Eastern Division alleging trademark infringement, violation of the Ohio Deceptive Trade Practices Act, unfair competition and other claims and seeking compensatory damages and punitive damages, preliminary and permanent injunctive relief and transfer of the Neoforma.com Internet domain name to Forma Scientific. Forma Scientific provided us with a courtesy copy, but has not yet served us with this complaint. Based on our preliminary investigation, we believe that we have meritorious defenses to Forma Scientific's claims and intend to vigorously defend ourselves in any litigation that may arise from these claims. If any litigation were to be decided adversely to us, we could be enjoined from future use of the names Neoforma and Neoforma.com and we might be required to pay damages to Forma Scientific. See "Risk Factors -- We have received notice of a trademark infringement claim brought by a third party and we may be subject to further intellectual property claims, and if we were to subsequently lose our intellectual property rights, we could be unable to operate our current business" and "Risk Factors -- If we are unable to increase recognition of, or lose the right to use, the Neoforma.com brand name, our ability to attract users to our online marketplace may be limited."


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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our executive officers and directors as of December 31, 1999:

                NAME                   AGE                         POSITION
                ----                   ---                         --------
EXECUTIVE OFFICERS AND DIRECTORS:
Robert J. Zollars....................  42    Chairman, President and Chief Executive Officer
Jeffrey H. Kleck.....................  39    Co-founder and Senior Vice President
Wayne D. McVicker....................  40    Co-founder, Senior Vice President, President of
                                             Neoforma Plan and Director
Frederick J. Ruegsegger..............  44    Chief Financial Officer
Bhagwan D. Goel......................  36    Executive Vice President of Products and Services
Robert Flury.........................  49    Senior Vice President of Business Development
Daniel A. Eckert.....................  35    Executive Vice President of Sales and President of
                                             Neoforma Shop
Robert W. Rene.......................  42    Executive Vice President of Strategy and Chief
                                             Marketing Officer
S. Wayne Kay.........................  49    Senior Vice President of Supply-Chain Development
Erik Tivin...........................  34    Senior Vice President of Auction Services and
                                             President of Neoforma GAR, Inc.
David Douglass.......................  47    Director
Terence Garnett......................  42    Director
Madhavan Rangaswami..................  44    Director
Richard D. Helppie...................  43    Director
Andrew J. Filipowski.................  49    Director

     Robert J. Zollars has served as our Chairman, President and Chief Executive Officer since July 1999. From January 1997 to July 1999, he served as Executive Vice President and Group President of Cardinal Health, Inc., a healthcare products and services company, where he was responsible for four of its wholly-owned subsidiaries: Pyxis Corporation, Owen Healthcare, Inc., Medicine Shoppe International and Cardinal Information Corporation. From January 1992 to December 1996, he served as President of Hospital Supply, Scientific Products and U.S. Distribution of Baxter Healthcare Corporation, which in October of 1996 was spun off as Allegiance Corporation, a healthcare products and service company. Mr. Zollars holds an M.B.A. in finance from John F. Kennedy University and a B.S. in marketing from Arizona State University.

     Jeffrey H. Kleck has served as a Senior Vice President since July 1999, and co-founded Neoforma.com in April 1996. Dr. Kleck served as our Chief Executive Officer from March 1996 to July 1999 and as one of our directors from April 1996 to October 1999. Dr. Kleck was a senior engineer from June 1991 to February 1997 and Marketing Product Manager from February 1997 to February 1998 at Varian Associates, Inc., a manufacturer of medical radiology equipment. He is a visiting scientist at Los Alamos Laboratory. Dr. Kleck holds a Ph.D. in biomedical physics from, and is a member of the faculty of the School of Medicine at, the University of California, Los Angeles. He holds an M.S. in engineering management from Stanford University and M.S. and B.S. degrees in nuclear engineering from Texas A&M University.

     Wayne D. McVicker has served as our Senior Vice President and President of Neoforma Plan since October 1999 and as a director since April 1996. Mr. McVicker co-founded Neoforma.com in

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

April 1996, and served as our President from April 1996 to February 1999 and as our Vice President of Strategy from February 1999 to October 1999. From September 1987 to February 1997, Mr. McVicker worked at Varian Associates, Inc., as manager of its architectural planning department. In addition, Mr. McVicker is a licensed architect.

     Frederick J. Ruegsegger has served as our Chief Financial Officer since July 1999. From December 1996 to July 1999, Mr. Ruegsgegger worked at Axys Pharmaceuticals, Inc., a biopharmaceutical company, most recently as Senior Vice President of Finance and Corporate Development and Chief Financial Officer. From July 1993 to December 1996, Mr. Ruegsegger was President, Chief Executive Officer and a director of EyeSys Technologies Inc., an eye care diagnostic equipment and software company. Mr. Ruegsegger holds a Master of Management from
J. L. Kellogg Graduate School of Management, Northwestern University, and a B.S. in economics from the University of Illinois.

     Bhagwan D. Goel has served as our Executive Vice President of Products and Services since October 1999. From October 1998 to September 1999, Mr. Goel was Senior Vice President and General Manager, Commerce at InfoSeek Corporation, a provider of Internet services and software. From October 1996 to September 1998, Mr. Goel was Vice President of Products and Services at Internet Shopping Network Inc., an online retailer. From November 1993 to October 1995, Mr. Goel was Vice President of Product Development at Worldview Systems Corporation, a provider of online travel information. From October 1989 to October 1995, Mr. Goel worked at Knowledgeset Corporation, a software company that provides electronic retrieval systems, most recently as Director of Product Development. Mr. Goel holds an M.S. in electrical engineering from the University of Toledo and a B.S. in electrical engineering from the Indian Institute of Technology, New Delhi.

     Robert Flury has served as our Senior Vice President of Business Development since February 1999. From December 1997 to January 1999, Mr. Flury was Vice President and General Manager of the healthcare business unit at PeopleSoft Inc., an enterprise software company. From February 1997 to December 1997, Mr. Flury was a senior vice president at Visix Software Inc., a software company. From October 1994 to February 1997, Mr. Flury was a Senior Vice President of the middleware line of business at Software AG, an enterprise software company. Mr. Flury is a C.P.A. and holds an M.B.A. and a B.B.A. in accounting from Georgia State University.

     Daniel A. Eckert has served as our Executive Vice President of Sales since August 1999 and President of Neoforma Shop since November 1999. From April 1998 to August 1999, Mr. Eckert was President and Chief Operating Officer of Fisher Healthcare, a division of Fisher Scientific International, which is a distributor of medical products. From September 1992 to April 1998, Mr. Eckert held several positions at McKesson Corporation, including Senior Vice President of Corporate Sales for the Health Systems Group, Senior Vice President of Sales and Marketing for McKesson/General Medical Corporation and Vice President of Acute Care. Mr. Eckert holds an A.B. degree in English and political science from Occidental College, and completed the Fuqua School of Business' Healthcare Distributor Executive Program at Duke University.

     Robert W. Rene has served as our Executive Vice President of Strategy and Chief Marketing Officer since December 1999. From April 1999 to December 1999, Mr. Rene was a strategy, marketing and Internet business development consultant to e-commerce companies. From January 1998 to April 1999, Mr. Rene was Executive Vice President, Marketing at United Paramount Network, a television network. From April 1996 to September 1997, Mr. Rene held several positions at Americast, a company which provides digital cable service, including Senior Vice President, Marketing/Strategy/Business Development, Chief Marketing Officer and Senior Vice President, Marketing/Advertising. From December 1993 to March 1996, Mr. Rene held several positions at Young & Rubicam, Inc., a marketing and communications enterprise, including Senior Vice

President, Marketing/Corporate Ventures and Account Managing Director. Mr. Rene holds a J.D. and an M.B.A. from Stanford University and a B.A. in Economics/Government from Cornell University.

     S. Wayne Kay has served as our Senior Vice President of Supply-Chain Development since December 1999. From February 1994 to December 1999, Mr. Kay was the President and Chief Executive Officer of the Health Industry Distributors Association, a business trade association of medical products distributors and home healthcare providers. Mr. Kay holds a B.S. in microbiology from Virginia Tech, a B.A. in Business Administration from the University of San Francisco and an M.B.A. from Pepperdine University.

     Erik Tivin has served as our Senior Vice President of Auction Services and President of Neoforma GAR, Inc. since August 1999. From July 1998 to August 1999, Mr. Tivin served as owner and President of General Asset Recovery, LLC., a live auction house, which was acquired by Neoforma.com. From January 1990 to July 1998, he served as President of General Industrial Tool, a wholesale industrial equipment company.

     David Douglass has served as one of our directors since February 1999. Since February 1990, Mr. Douglass has served as a General Partner at Delphi Ventures L.P., a venture capital firm. Mr. Douglass holds an M.B.A. from Stanford University and a B.A. in political science from Amherst College.

     Terence Garnett has served as one of our directors since April 1998. Mr. Garnett has been a managing director of Garnett Capital since January 2000. Before joining Garnett Capital, from April 1995 to December 1999, Mr. Garnett was a venture partner of Venrock Associates, a venture capital firm. From August 1994 to April 1995, Mr. Garnett was a private investor. From October 1991 to August 1994, he was a senior vice president of worldwide marketing and business development and senior vice president of the new media division at Oracle Corporation, a software company. He also serves as a director of Niku Corp., CrossWorlds Software, Inc. and several other private companies. Mr. Garnett holds an M.B.A. from Stanford University and a B.S. in computer science from the University of California, Berkeley.

     Madhavan Rangaswami has served as one of our directors since April 1998. Since February 1997, Mr. Rangaswami has served as a Managing Director at Sand Hill Group LLC, a consulting and private investment company. From March 1995 to March 1996, Mr. Rangaswami served as Vice President of Worldwide Marketing at the Baan Company N.V., an enterprise software company. Prior to that, he held executive positions at Avalon Software Inc., a software company, and Oracle Corporation. Mr. Rangaswami holds an M.B.A. from Kent State University, and degrees in law and accounting from the University of Madras.

     Richard D. Helppie has served as one of our directors since October 1999. Since August 1996, he has served as Chairman of the board of directors and Chief Executive Officer of Superior Consultant Holdings Corporation, a consulting firm comprised of two subsidiaries founded by Mr. Helppie, Superior Consultant Company, Inc. and UNITIVE Corporation. He has served as Chairman of the board of directors and Chief Executive Officer of Superior Consultant Company, a healthcare management and information systems consulting firm, since 1984 and as Chief Executive Officer of UNITIVE Corporation, a information technology consulting firm, since 1993. He has also served as President of Clearwater Aviation Company, Inc. since 1993. In addition, Mr. Helppie is a director of drkoop.com, Inc.

     Andrew J. Filipowski has served as one of our directors since October 1999. He is the President, Chief Executive Officer and Chairman of the Board of divine interVentures, inc., a venture investment firm that he co-founded in May 1999. He is also Chairman of the Board of PLATINUM

Venture Partners, Inc., a venture investment firm that he founded in February 1992. Mr. Filipowski founded PLATINUM technology, inc. in April 1987 and served as its President, Chief Executive Officer and Chairman of the Board until it was acquired by Computer Associates in June 1999. PLATINUM technology, inc. was a software company that produced, acquired and distributed system software tools. Mr. Filipowski serves on the board of directors of Blue Rhino Corporation, Bluestone Software, Inc., eShare Technologies, Inc., Platinum Entertainment, Inc., and System Software Associates, Inc.

BOARD COMPOSITION

     Our amended and restated bylaws provide for a board of directors consisting of seven members. Our amended and restated certificate of incorporation and bylaws, each of which will become effective following the completion of this offering, provide that our board of directors will be divided into three classes, each serving staggered three-years terms: Class I, whose term will expire at the annual meeting of stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their terms. Messrs. Douglass, McVicker and Rangaswami have been designated as Class I directors; Messrs. Filipowski and Garnett have been designated as Class II directors; and Messrs. Helppie and Zollars have been designated as Class III directors.

BOARD COMMITTEES

     The audit committee consists of Messrs. Filipowski, Garnett and Rangaswami. The audit committee:

     - reviews our financial statements and accounting practices;

     - makes recommendations to the board of directors regarding the selection of independent public accountants; and

     - reviews the results and scope of the audit and other services provided by our independent public accountants.

     The compensation committee consists of Messrs. Douglass, Filipowski and Helppie. The compensation committee:

     - reviews and recommends to the board of directors the compensation and benefits of all of our officers, directors and consultants; and

     - reviews general policy relating to compensation and benefits.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee of our board of directors is currently comprised of Messrs. Douglass, Filipowski and Helppie. None of these individuals has at any time been one of our officers or employees. For a description of the transactions between Neoforma.com and members of the compensation committee and entities affiliated with the compensation committee members, see "Certain Transactions." Robert J. Zollars, our President and Chief Executive Officer, is a member of the board of directors of divine interVentures, inc., of which Mr. Filipowski is President, Chief Executive Officer and Chairman of the board of directors.

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

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Mr. Zollars. In July 1999, we entered into an at-will employment agreement with Robert J. Zollars for him to serve as our Chairman, President and Chief Executive Officer. Under this agreement, Mr. Zollars receives a salary equal to $500,000 for the first year of the agreement, which can be increased by us in subsequent years. Mr. Zollars is also entitled to a $250,000 bonus if he continues to be employed by us on December 31, 1999. Beginning in 2000 and for each following year while he is employed by us, Mr. Zollars is eligible to receive a bonus payment of at least $500,000 for that fiscal year, based upon whether we achieve revenue and profitability targets and/or other organizational milestones to be specified by our board of directors.

     Upon entering into this employment agreement, Mr. Zollars received an option to purchase 1,637,160 shares of our common stock and an option to purchase 3,602,315 shares of our common stock, each at an exercise price of $0.10 per share. Both options were immediately exercisable and Mr. Zollars exercised these options in full in July 1999. As of September 30, 1999, all of the shares purchased under the option for 3,602,315 shares were subject to a repurchase right that lapses at a rate of 900,578 shares after his first year of employment and 75,048 shares per month thereafter. If we are acquired or if a change in control of Neoforma.com occurs, the then unvested portion of his option will become vested.

     Mr. Zollars is eligible to receive from us a moving assistance loan of $2.5 million, which will be forgiven in equal monthly installments on the last day of each month from the date of closing on his new home through June 30, 2003. Mr. Zollars also has the right to be reimbursed by us up to $300,000 for any loss on the sale of his previous home. We are obligated to reimburse Mr. Zollars for an additional $338,000 plus additional moving expenses incurred in connection with his joining us.

     If Mr. Zollars' employment is terminated other than for disability or cause, or if Mr. Zollars resigns for good reason, he will be entitled to receive an amount equal to his annual salary, bonus and benefits. In addition, our right to repurchase all outstanding stock held by Mr. Zollars will lapse and the forgiveness of the home loan will be treated as if he had been employed by us for 12 additional months after the termination of employment. Good reason includes a reduction in his duties or responsibilities or a reduction in his salary, bonus or other benefits.

     Mr. Tivin. In August 1999, we entered into an employment agreement with Erik Tivin for him to serve as our Senior Vice President of Auction Services and President of Neoforma GAR, Inc. This agreement expires on December 31, 2001. Under this agreement, Mr. Tivin receives a salary equal to $100,000 per year. Mr. Tivin is also eligible to receive a bonus payment of at least $50,000 per year that he is still employed by us, based upon our financial performance. Upon entering into this employment agreement, Mr. Tivin received an option to purchase 550,000 shares of our common stock at $0.10 per share. This option is immediately exercisable. As of September 30, 1999, 33,333 of the shares underlying the option had vested and none had been exercised. The shares underlying the option vest at a rate of 33,333 shares per month for the first 12 months of his employment and at a rate of 4,167 shares per month during each of months 13 through 47, with the balance of the remaining options vesting in month 48, so long as he is employed by us. In addition, in the event of a change of control of Neoforma.com and termination of Mr. Tivin's employment, 50% of the then unvested portion of Mr. Tivin's option shall immediately vest.

     Mr. Ruegsegger. In June 1999, we entered into an offer letter with Frederick J. Ruegsegger for him to serve as our Chief Financial Officer. Under this offer letter, Mr. Ruegsegger receives a salary equal to $200,000 per year. Mr. Ruegsegger is eligible to receive a bonus of up to $12,500 each quarter, based upon performance milestones to be specified by our president and assessed by our board of directors. Mr. Ruegsegger is also entitled to repayment of the outstanding amount of a

$25,000 relocation loan. Upon entering into employment with us, Mr. Ruegsegger received an option to purchase 604,555 shares of our common stock at $0.50 per share. This option is immediately exercisable and Mr. Ruegsegger has exercised the option in full. As of September 30, 1999, all of the shares underlying the option were subject to a right of repurchase. The shares underlying the option vest over four years, with one fourth of the shares vesting at the end of the first year of employment with us and an additional one forty-eighth vesting each month thereafter, for so long as he is employed by us. If Mr. Ruegsegger's employment is terminated other than for cause, he will be entitled to receive an amount equal to three months of his salary. In addition, in the event of a change of control of Neoforma.com and termination of Mr. Ruegsegger's employment, 50% of the then unvested portion of Mr. Ruegsegger's option shall immediately vest.

     Mr. Goel. In September 1999, we entered into an offer letter with Bhagwan
D. Goel for him to serve as our Executive Vice President of Products and Services. Under this offer letter, Mr. Goel receives a salary equal to $225,000 per year. Mr. Goel received a $50,000 bonus when he commenced his employment with us and is entitled to receive a bonus of $50,000 after one year of employment. Upon entering into employment with us, Mr. Goel received an option to purchase 595,000 shares of our common stock at $3.00 per share. This option is immediately exercisable. As of September 30, 1999, this option had not yet been granted. The shares underlying the option vest in equal monthly installments over four years, for so long as he is employed by us. If Mr. Goel's employment is terminated other than for cause, he will be entitled to receive an amount equal to 12 months of his salary. In addition, in the event of a change of control of Neoforma.com and termination of Mr. Goel's employment, 50% of the then unvested portion of Mr. Goel's option shall immediately vest.

     Mr. Flury. In December 1998, we entered into an offer letter with Robert Flury for him to serve as our Vice President of Enterprise Sales. Under this offer letter, Mr. Flury receives a salary equal to $175,000 per year. Mr. Flury is entitled to receive a bonus of $25,000 each quarter during his first year with us, and thereafter is eligible to earn a bonus of up to $25,000 each quarter, based upon performance milestones to be specified by our president and assessed by our board of directors. Upon entering into employment with us, Mr. Flury received an option to purchase 609,392 shares at $0.10 per share. This option is immediately exercisable. As of September 30, 1999, none of the shares underlying the option had vested and none had been exercised. The shares underlying the option vest over four years, with one fourth of the shares vesting at the end of the first year of employment with us and an additional one forty-eighth vesting each month thereafter, for so long as he is employed by us. If Mr. Flury's employment is terminated other than for cause, he will be entitled to receive an amount equal to three months of his salary. In addition, in the event of a change of control of Neoforma.com and termination of Mr. Flury's employment, 50% of the then unvested portion of Mr. Flury's option shall immediately vest.

     Mr. Eckert. In July 1999, we entered into an offer letter with Daniel A. Eckert for him to serve as our Executive Vice President of Sales. Under this offer letter, Mr. Eckert receives a salary equal to $250,000 per year. Mr. Eckert received a $50,000 bonus when he commenced his employment with us and is entitled to receive a bonus of $50,000 per year, based upon performance milestones to be specified by our president and assessed by our board of directors. Upon entering into employment with us, Mr. Eckert received an option to purchase 450,000 shares of our common stock at $0.50 per share. This option is immediately exercisable and Mr. Eckert has exercised the option in full. The shares underlying the option vest in equal monthly installments over four years, for so long as he is employed by us. If Mr. Eckert's employment is terminated other than for cause, he will be entitled to receive an amount equal to 6 months of his salary. In the event of a change of control of Neoforma.com, 50% of the then unvested portion of Mr. Eckert's option shall immediately vest.

     Mr. Rene. In December 1999, we entered into a memorandum concerning employment with Robert W. Rene for him to serve as our Executive Vice President of Strategy and Chief Marketing Officer. Under this memorandum, Mr. Rene receives a salary equal to $150,000 per year for the first year of his employment with us, during which he is not entitled to receive a bonus. During Mr. Rene's second year of employment with us, his minimum compensation, salary plus bonus, will be $350,000 per year. Mr. Rene's compensation for his third and subsequent years of employment with us will be determined in future discussions. The annual bonus for Mr. Rene's second and subsequent years of employment with us will be based upon the achievement of performance milestones to be specified by our Chairman or Chief Executive Officer and assessed by our board of directors. The amount of this annual bonus will be determined by our board of directors. Upon entering into employment with us, Mr. Rene received an option to purchase 700,000 shares of our common stock at $7.00 per share. This option is immediately exercisable and Mr. Rene exercised this option in full. The shares underlying the option vest over four years, with one fourth of the shares vesting at the end of the first year of employment with us and an additional one forty-eighth vesting each month thereafter, for so long as he is employed by us. In the event of a change of control of Neoforma.com and termination of Mr. Rene's employment without cause or constructive termination of Mr. Rene's employment without good reason, our right to repurchase Mr. Rene's option shall lapse as to 50% of the then unvested portion of Mr. Rene's option.

     Mr. Kay. In December 1999, we entered into an offer letter with S. Wayne Kay for him to serve as our Senior Vice President of Supply-Chain Development. Under this offer letter, Mr. Kay receives a salary equal to $200,000 per year. Mr. Kay received a $40,000 bonus when he commenced his employment with us and is entitled to receive a quarterly bonus of $12,500 based upon the achievement of milestones to be specified by our Chairman or Chief Executive Officer and assessed by our board of directors. Upon entering into employment with us, Mr. Kay received an option to purchase 225,000 shares of our common stock at $7.00 per share. This option is immediately exercisable. The shares underlying the option vest in equal monthly installments over four years, with one-fourth of the shares vesting at the end of the first year of employment with us and an additional one forty-eighth vesting each month thereafter, for so long as he is employed by us. If Mr. Kay's employment is terminated other than for cause, he will be entitled to receive an amount equal to 12 months of his salary. In addition, in the event of a change of control of Neoforma.com and termination of Mr. Kay's employment without cause or constructive termination of Mr. Kay's employment without good reason, 50% of the then unvested portion of Mr. Kay's option shall immediately vest.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses for attending board and board committee meetings.

     Each eligible director who is not our employee and who is or becomes a member of our board will be automatically granted an option to purchase 100,000 shares of common stock under our 1999 Equity Incentive Plan, unless that director has previously received an option grant. Immediately following each annual meeting of stockholders, each eligible director will automatically be granted an option to purchase 25,000 shares of common stock under our 1999 Equity Incentive Plan, provided that the director is a member of the board on that date and has served continuously as a member of the board for a period of at least one year since the date of the director's initial grant. All options will have an exercise price equal to the fair market value of our common stock on the date of grant. The options will have 10-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants or 12 months after any termination due to death or disability. Options granted under the plan will generally vest over four years. Any unvested shares subject to these options will become immediately vested and exercisable upon a transaction which results in a change in our control. Upon joining our board of directors in October 1999, we granted each of Richard D. Helppie and Andrew J. Filipowski an option to purchase 150,000 shares of our common stock at an exercise price of $4.00 per share. The shares underlying the options vest over three years, with one-third of the shares vesting at the end of the first anniversary of the date of grant and an additional one thirty-sixth vesting each month thereafter for so long as they serve as one of our directors.

EXECUTIVE COMPENSATION

     The following table shows all compensation awarded to, earned by or paid for services rendered to us in all capacities during 1998 by our then chief executive officer and our other current or former executive officers who earned at least $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                      ANNUAL COMPENSATION      COMPENSATION
                                                      -------------------       SECURITIES
            NAME AND PRINCIPAL POSITION                SALARY     BONUS     UNDERLYING OPTIONS
            ---------------------------               --------   --------   ------------------
Jeffrey H. Kleck....................................  $ 91,929   $     --              --
  Co-founder and Senior Vice President(1)
Wayne D. McVicker...................................   122,150         --              --
  Co-founder, Senior Vice President, President of
  Neoforma Plan and a director(2)
Stephen A. Pieraldi.................................   104,421         --         175,000
  Vice President of Business Development(3)

---------------
(1) Mr. Kleck was our Chief Executive Officer and a director in 1998.
(2) Mr. McVicker was our President in 1998.
(3) Mr. Pieraldi was our Vice President of Sales in 1998.

     The executive officers listed below joined us after 1998 and are not included in the tables relating to summary compensation and option grants in 1998.

     Robert J. Zollars, our Chairman, President and Chief Executive Officer, joined us in July 1999. Mr. Zollars is compensated at an annual rate of $500,000. He will receive a bonus of $250,000 if he continues to be employed by us on December 31, 1999. Mr. Zollars received an option to purchase 1,637,160 shares of our common stock and an option to purchase 3,602,315 shares of our common stock, each at $0.10 per share. Both options were immediately exercisable and Mr. Zollars exercised these options in full in July 1999. As of September 30, 1999, all of the shares underlying the option for 3,602,315 shares were subject to a repurchase right that lapses at a rate of 900,578 after his first year of employment and 75,048 shares per month thereafter.

     Frederick J. Ruegsegger, our Chief Financial Officer, joined us in July 1999. Mr. Ruegsegger is compensated at an annual rate of $200,000. He is eligible to receive a bonus of up to $12,500 each quarter. Mr. Ruegsegger was also granted an option to purchase 604,555 shares of our common stock at $0.50 per share. This option is immediately exercisable and Mr. Ruegsegger has exercised the option in full. As of September 30, 1999, all of the shares underlying the option were subject to a repurchase right that lapses at a rate of 151,138 shares after his first year of employment and 12,594 shares per month thereafter.

     Bhagwan D. Goel, our Executive Vice President of Products and Services, joined us in October 1999. Mr. Goel is compensated at an annual rate of $225,000. He received a $50,000 bonus upon joining us. Mr. Goel was also granted an option to purchase 595,000 shares of our common stock at $3.00 per share. This option is immediately exercisable. The shares underlying the option will vest at a rate of 12,395 shares per month.

     Robert Flury, our Senior Vice President of Business Development, joined us in February 1999. Mr. Flury is compensated at an annual rate of $175,000. He is entitled to receive a bonus of $25,000 each quarter. Mr. Flury was also granted an option to purchase 609,392 shares of our common stock at $0.10 per share. This option is immediately exercisable. As of September 30, 1999, the option had not yet been exercised. The shares underlying the option will vest at a rate of 152,348 shares after his first year of employment and 12,695 shares per month thereafter.

     Daniel A. Eckert, our Executive Vice President of Sales and President of Neoforma Shop, accepted employment with us in July 1999. Mr. Eckert is compensated at an annual rate of $250,000. He received a $50,000 bonus upon joining us and is entitled to receive a bonus of up to $50,000 each year. Mr. Eckert was also granted an option to purchase 450,000 shares at $0.50 per share. This option is immediately exercisable and Mr. Eckert has exercised this option in full. The shares underlying the option will vest in equal monthly installments over four years.

     For more information regarding the terms of employment agreements and offer letters with our executive officers, see "-- Employment Contracts and Change of Control Arrangements."

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 1998 to each of the executive officers named in the Summary Compensation Table above. We granted the option listed below at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. The option becomes exercisable as to 25% of the underlying shares upon the first anniversary of the date of grant and an additional 2.083% per month thereafter. The option expires on the earlier of 10 years from the date of grant or three months after termination of employment.

                                                                                         POTENTIAL REALIZABLE
                                    NUMBER     PERCENTAGE OF                               VALUE AT ASSUMED
                                      OF           TOTAL                                ANNUAL RATES OF STOCK
                                  SECURITIES      OPTIONS                               PRICE APPRECIATION FOR
                                  UNDERLYING    GRANTED TO     EXERCISE                     OPTION TERM(2)
                                   OPTIONS       EMPLOYEES       PRICE     EXPIRATION   ----------------------
              NAME                 GRANTED      IN 1998(1)     PER SHARE      DATE         5%           10%
              ----                ----------   -------------   ---------   ----------   ---------    ---------
Jeffrey H. Kleck................        --           --          --            --             --           --
Wayne D. McVicker...............        --           --          --            --             --           --
Stephen A. Pieraldi.............   175,000         12.2%         $0.05     05/26/2008    $11,756      $36,640

-------------------------
(1) Based on an aggregate of 1,457,700 shares underlying the options granted to our employees during fiscal 1998.


(2) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the deemed fair market value of the underlying common stock at December 31, 1998, (b) compounding the aggregate stock value derived from the foregoing calculation at an annual rate of 5% or 10% over the 10 year term of the option, and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimates or projections of future common stock prices.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

     The following table sets forth the number of shares of common stock acquired and the value realized upon exercise of stock options during 1998 and the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 1998 by each of the executive officers named in the Summary Compensation Table. Value at fiscal year end is the difference between the exercise price and the deemed fair market value of the underlying common stock at December 31, 1998.

                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                  NUMBER OF                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                   SHARES                 OPTIONS AT FISCAL YEAR END          FISCAL YEAR END
                                 ACQUIRED ON    VALUE     ---------------------------   ---------------------------
             NAME                 EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----                -----------   --------   -----------   -------------   -----------   -------------
Jeffrey H. Kleck...............      --           --          --            --              --               --
Wayne D. McVicker..............      --           --          --            --              --               --
Stephen A. Pieraldi............      --           --          --           175,000          --           $8,750

EMPLOYEE BENEFIT PLANS

     1997 Stock Plan


     Our 1997 Stock Plan was adopted by our board of directors in January 1997. As of September 30, 1999, there were outstanding options to purchase a total of 5,128,549 shares of common stock under this plan, and 8,126,213 shares remained available for future grants. This plan will terminate immediately prior to this offering, and no further options will be granted. However, the termination of this plan will not affect any outstanding options, which will remain outstanding until they are exercised, terminate or expire.


     1999 Equity Incentive Plan

     Our 1999 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1997 Stock Plan. We have reserved 5,000,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under this plan will be increased to include:

     - any shares reserved under our 1997 Stock Plan not issued or subject to outstanding grants on the date of this prospectus;

     - any shares issued under our 1997 Stock Plan that are repurchased by us at the original purchase price; and

     - any shares issuable upon exercise of options granted under our 1997 Stock Plan that expire or become unexercisable without having been exercised in full.

     On January 1 of each year, the number of shares reserved and available for grant and issuance under this plan will be increased automatically such that the total number of shares reserved under the plan after the automatic increase shall equal 5% of our total outstanding shares as of the immediately preceding December 31. The following shares will be available for grant and issuance under our 1999 Equity Incentive Plan:

     - shares issuable upon exercise of an option granted under this plan that is terminated or cancelled before the option is exercised;

     - shares issued upon exercise of an option granted under this plan that are subsequently repurchased by us at the original purchase price;

     - shares subject to awards granted under this plan that are subsequently forfeited or repurchased by us at the original issue price; and

     - shares subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.

     Our 1999 Equity Incentive Plan will terminate on November 11, 2009, unless earlier terminated in accordance with the terms of the plan. Our 1999 Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 4,000,000 shares in any calendar year under this plan (4,500,000 in the case of new employees). This plan is administered by the compensation committee of our board of directors, which currently consists of Messrs. Douglass, Filipowski and Helppie, all of whom are outside directors, as defined under applicable federal tax laws. The committee has the authority to interpret this plan and any agreement made under the plan, grant awards and make all other determinations for the administration of this plan. Also, our outside directors are entitled to receive automatic annual grants of options to purchase shares of our common stock, as described under "-- Director Compensation." Our 1999 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under
Section 422 of the Internal Revenue Code, and nonqualified stock options. Incentive stock options may be granted only to employees. Nonqualified stock options, and all other awards other than incentive stock options, may be granted to employees, officers, directors, consultants, independent contractors and advisors of Neoforma.com or subsidiary of Neoforma.com. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services to us, provided these services are not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of the our common stock on the date of grant. The maximum term of options granted under our 1999 Equity Incentive Plan is 10 years. Except as provided under the 1999 Equity Incentive Plan, awards granted under the plan may not be transferred in any manner other than by will or by the laws of descent and distribution. The compensation committee may allow exceptions to this restriction with respect to awards that are not incentive stock options. Options granted under our 1999 Equity Incentive Plan generally expire three months after the termination of the optionee's service. Except for options granted to outside directors, in the event of a change in control of Neoforma.com, if the successor does not assume outstanding options, they will expire upon conditions determined by the compensation committee. Alternatively, the compensation committee may accelerate the vesting of awards upon a change in control.

     1999 Employee Stock Purchase Plan

     Our 1999 Employee Stock Purchase Plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. We have initially reserved 750,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under our 1999 Employee Stock Purchase Plan will be increased automatically on January 1 such that the total number of shares reserved under the plan after the automatic increase shall equal 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. Our compensation committee will administer our 1999 Employee Stock Purchase Plan. Employees generally will be eligible to participate in our 1999 Employee Stock Purchase Plan if they are employed by Neoforma.com, or any subsidiaries that Neoforma.com designates, for more than 20 hours per week and more than five months in a calendar year. Employees are not eligible to participate in our 1999 Employee Stock Purchase Plan if they are 5% stockholders, or would become 5% stockholders as a result of their participation in this plan. Under our 1999 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation and are subject to maximum purchase limitations. Participation in this plan will end automatically upon termination of employment for any reason. A participant will not be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in this plan. Each offering period under this plan will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. The first purchase period may be more or less than six months long. Offering periods thereafter will begin on February 1 and August 1. The purchase price for common stock purchased under this plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. The compensation committee will have the power to change the duration of offering periods. Our 1999 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. This plan will terminate on November 11, 2009, unless it is terminated earlier pursuant to its terms.

     401(k) Plan.

     We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. We do not make matching contributions to the 401(k) plan. Contributions by the participants to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     Our amended and restated bylaws provide that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation law, subject to limited exceptions;

     - the rights conferred in the amended and restated bylaws are not exclusive; and

     - we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions.

     In addition to the indemnification required by our amended and restated certificate of incorporation and bylaws, before the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and officers. These agreements provide for the indemnification of our officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We also intend to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities, including public securities matters. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

     The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, the value of a stockholder's investment may decline to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification from us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification by us.

                              CERTAIN TRANSACTIONS

     Other than compensation agreements and other arrangements, which are described in "Management," and the transactions described below, since we incorporated in March 1996, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000, and

     - in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

     The agreements described below are included as exhibits to the registration statement of which this prospectus forms a part.

TRANSACTIONS WITH PROMOTER

     In May 1996, in connection with our formation and initial financing, Jeffrey H. Kleck, our co-founder and Senior Vice President, purchased four million shares of our common stock at $0.00375 per share in exchange for $10,000 in cash and intellectual property relating to our Plan service and Wayne D. McVicker, our co-founder, Senior Vice President, President of Neoforma Plan and a director, purchased four million shares of our common stock at $0.00375 per share in exchange for $10,000 in cash and intellectual property relating to our Plan service. Messrs. Kleck and McVicker each hold more than 5% of our common stock.

STOCK FINANCINGS/STOCK EXCHANGES

     Series A preferred stock exchange

     In April 1998, we issued 9,000,000 shares of our Series A preferred stock in exchange for 9,000,000 shares of previously issued common stock. The following directors, executive officers and/or 5% stockholders purchased our Series A preferred stock:

     - Wayne D. McVicker -- 4,000,000 shares; and

     - Jeffrey H. Kleck -- 4,000,000 shares.

     Series B preferred stock financing

     In April 1998, we sold 2,860,000 shares of our Series B preferred stock for approximately $0.50 per share. The following directors, executive officers and/or 5% stockholders purchased our Series B preferred stock:

     - Terence J. and Katrina A. Garnett, Trustees of the Garnett Family Trust UDT 4/2/97 -- 500,000 shares; and

     - Madhavan Rangaswami -- 200,000 shares.

     Terence J. Garnett, one of our directors, is a trustee of the Garnett Family Trust UDT 4/2/97.

     Madhavan Rangaswami is one of our directors.

     Series C preferred stock financing

     In June 1998, we sold 5,064,937 shares of our Series C preferred stock for approximately $0.77 per share. The following directors, executive officers and/or 5% stockholders purchased our Series C preferred stock:

     - Terence J. and Katrina A. Garnett, Trustees of the Garnett Family Trust UDT 4/2/97 -- 754,870 shares;

     - Venrock Associates -- 1,467,073 shares;

     - Venrock Associates II, L.P. -- 1,944,724 shares; and

     - Madhavan Rangaswami -- 351,732 shares.

     Venrock Associates and Venrock Associates II, L.P. together hold more than 5% of our common stock. Both entities are limited partnerships managed by a group of individuals who serve as general partners of both partnerships. Terence
J. Garnett, one of our directors, is a consultant to Venrock Associates and Venrock Associates II, L.P. but does not share voting or dispositive power over the shares held by these entities.

     Series D preferred stock financing

     In February 1999, we sold 10,196,361 shares of our Series D preferred stock for approximately $1.18 per share. The following directors, executive officers and/or 5% stockholders purchased our Series D preferred stock:

     - Delphi BioInvestments IV, L.P. -- 59,915 shares;

     - Delphi Ventures IV, L.P. -- 2,906,187 shares;

     - Terence J. Garnett -- 50,848 shares;

     - Terence J. and Katrina A. Garnett, Trustees of the Garnett Family Trust UDT 4/2/97 -- 423,728 shares;

     - Venrock Associates -- 694,915 shares; and

     - Venrock Associates II, L.P. -- 1,000,000 shares.

     Delphi Ventures IV, L.P. and Delphi BioInvestments IV, L.P. together hold more than 5% of our common stock. Both entities are limited partnerships managed by Delphi Management Partners IV, L.L.C., of which David L. Douglass, one of our directors, is a managing member.

     Series E and Series E-1 preferred stock financing

     In October 1999, we sold an aggregate of 12,418,633 shares of our Series E and Series E-1 preferred stock for approximately $5.68 per share and issued an additional 275,000 shares of Series E-1 preferred stock in connection with entering into a strategic alliance in October 1999. The following directors, executive officers and/or 5% stockholders purchased our Series E and Series E-1 preferred stock:

     - Dell USA L.P. -- 4,401,408 shares;

     - Venrock Associates -- 133,033 shares;

     - Venrock Associates II, L.P. -- 191,438 shares;

     - Venrock Entrepreneurs Fund -- 17,077 shares;

     - Superior Consultant Company -- 880,282 shares;

     - divine interVentures, inc. -- 1,056,338 shares; and

     - Terence J. and Katrina A. Garnett, Trustees of the Garnett Family Trust UDT 4/2/97 -- 10,563 shares.

     Dell USA L.P. holds more than 5% of our common stock.

     Venrock Entrepreneurs Fund, L.P., together with Venrock Associates and Venrock Associates II, L.P., holds more than 5% of our common stock. Venrock Entrepreneurs Fund, L.P., is a limited partnership managed by Venrock Management LLC, its sole general partner. The managing members of Venrock Management LLC are a group of individuals, most of whom are general partners of Venrock Associates and Venrock Associates II, L.P. Terence J. Garnett, one of our directors, is a consultant to Venrock Entrepreneurs Fund, L.P. and does not share voting or dispositive power over shares held by such entity.

     Richard D. Helppie, one of our directors, is Chairman of the Board and Chief Executive Officer of Superior Consultant Holdings Corporation.

     Andrew J. Filipowski, one of our directors, is the President, Chief Executive Officer and Chairman of the Board of divine interVentures, inc.

     Appointment of Board Members. Messrs. McVicker, Garnett, Douglass, Helppie and Filipowski were appointed to our board of directors pursuant to rights held by our preferred stockholders. These rights terminate upon the closing of this offering.

     Investor Rights Agreement. In October 1999, we entered into a Second Amended and Restated Investor Rights Agreement with some of our stockholders, including some of our officers and directors, or their affiliated entities, under which they have registration rights with respect to their stock. See "Description of Capital Stock -- Registration Rights."

CONSULTING AGREEMENTS

     In April 1998, we entered into a consulting agreement with Sand Hill Group LLC. Madhavan Rangaswami, one of our directors, is a member of Sand Hill Group LLC. Sand Hill Group LLC provides 16 hours per month of services to us through the end of 1999 in exchange for our sale of 250,000 shares of our common stock to each of Mr. Rangaswami and another member of Sand Hill Group LLC and our reimbursement of Sand Hill's out-of-pocket expenses. We retained a right to repurchase these shares, which right lapses ratably over six quarters after the issuance of the shares.

     In July 1999, we entered into a consulting agreement with Mr. Rangaswami. Under the agreement, Mr. Rangaswami agreed to provide us with consulting services for a period of three months in exchange for an option to purchase 95,325 shares of our common stock at an exercise price of $0.10, which vested at the end of the three month period.

LOANS

     On July 10, 1999, we made a loan to Robert J. Zollars, our Chairman, President and Chief Executive Officer, in connection with his exercise of a stock option granted to him under the terms of his employment agreement. The loan is evidenced by a promissory note in the principal amount of $162,078.84, with interest compounded quarterly on the unpaid balance at a rate of 5.70% per year.

     On July 10, 1999, we made a loan to Robert J. Zollars in connection with his exercise of a stock option granted to him under the terms of his employment agreement. The loan is evidenced by a promissory note in the principal amount of $356,629.19, with interest compounded quarterly on the unpaid balance at a rate of 5.70% per year.

     On September 7, 1999, we made a loan to Frederick J. Ruegsegger, our Chief Financial Officer, in connection with his exercise of a stock option granted to him under the terms of his offer letter. The loan is evidenced by a promissory note in the principal amount of $301,672.95, with interest compounded quarterly on the unpaid balance at a rate of 5.85% per year.

     On September 7, 1999, we made a loan to Daniel A. Eckert, our Executive Vice President of Sales and President of Neoforma Shop, in connection with his exercise of a stock option granted to him under the terms of his offer letter. The loan is evidenced by a promissory note in the principal amount of $224,550, with interest compounded quarterly on the unpaid balance of the note at a rate of 5.85% per year.

     On October 1, 1999, we made a loan to Robert Flury, our Senior Vice President of Business Development, in connection with his exercise of a stock option granted to him under the terms of his offer letter. The loan is evidenced by a promissory note in the principal amount of $44,550, with interest compounded quarterly on the unpaid balance at a rate of 5.89% per year.

     On October 4, 1999, we made a loan to Bhagwan D. Goel, our Executive Vice President of Products and Services, in connection with his exercise of a stock option granted to him under the terms of his offer letter. The loan is evidenced by a promissory note in the principal amount of $1,784,404.90, with interest compounded quarterly on the unpaid balance at a rate of 5.89% per year.

     On December 14, 1999, we made a loan to Robert W. Rene, our Executive Vice President of Strategy and Chief Marketing Officer, in connection with his exercise of a stock option granted to him under the terms of his memorandum concerning employment. The loan is evidenced by a promissory note in the principal amount of $4,899,300.00, with interest compounded quarterly on the unpaid balance at a rate of 6.06% per year.

     On various dates from March 1997 through December 1997, Wayne D. McVicker, our co-founder, Senior Vice President, President of Neoforma Plan and a director, made loans to us in an aggregate amount of $190,000. In April 1998, we issued a convertible note for $197,047.80 to Mr. McVicker in consideration of his agreement to cancel the outstanding promissory notes representing these loans. The convertible note paid interest at a rate of 8% per year. This note has been paid in full.

     On various dates from September 1996 through November 1997, Jeffrey H. Kleck, our co-founder and Senior Vice President, made loans to us in an aggregate amount of $195,000. In April 1998, we issued a convertible note for $206,670.95 to Dr. Kleck in consideration of his agreement to cancel the promissory notes representing these loans. The convertible note paid interest at a rate of 8% per year. The convertible note was converted into 60,000 shares of Series B preferred stock at a price per share of $0.50 and the remaining balance was paid in full.

     In August 1999, we paid $1.7 million cash and issued a promissory note to Erik Tivin, our Senior Vice President of Auction Services, in the amount of $7.8 million as payment of the purchase price of our acquisition of GAR. The note is payable over a five year period.

     On October 1, 1999, we made a loan to Mr. Tivin in connection with his exercise of a stock option granted to him under the terms of his employment agreement. This loan is evidenced by a promissory note in the principal amount of $47,850.07, with interest compounded quarterly on the unpaid balance at a rate of 5.89% per year.

COMMERCIAL TRANSACTIONS

     In October 1999, Richard D. Helppie, the Chairman and Chief Executive Officer of Superior Consultant Holdings Corporation, joined our board of directors as the representative of the holders of our Series E preferred stock. In addition, in October 1999 we entered into an agreement with Superior Consultant Company, Inc., a wholly owned subsidiary of Superior Consultant Holdings Corporation, providing for collaboration between us and Superior. Superior is a supplier of Digital Business Transformation(TM) services to large healthcare organizations, including Internet-related services, systems integration, outsourcing and consulting, which enable Superior clients to utilize digital technologies and process innovations to improve their businesses. Under the agreement, we have agreed to market Superior's services to our users, and Superior has agreed to introduce our services to appropriate clients, based on their interests, and to incorporate our services into its Digital Business Transformation(TM) offerings. The agreement also provides for joint marketing activities. In consideration, we have agreed to make payments to Superior in an aggregate amount of up to approximately $2.0 million, as well as a percentage of specified Neoforma.com e-commerce transaction revenue and other potential fixed payments based on the success of our joint marketing activities. We have also agreed to utilize Superior's services on a preferred basis for systems integration, development, infrastructure, process improvement and consulting assistance, totaling at least $1.5 million of services from Superior, at a discount from Superior's standard fees. Our agreement with Superior expires in October 2002.

     In October 1999, we entered into an agreement with Dell Marketing, L.P., an affiliate of Dell Computer, under which we agreed to develop complementary marketing programs with Dell and to establish links between our respective Internet websites. We agreed to use Dell as our exclusive supplier of desktops, portables, workstations, servers and storage devices unless its products did not meet our reasonable technical requirements. We also agreed to purchase at least $5.0 million of Dell products and $100,000 of data center consulting services. Our agreement with Dell expires in 2001, subject to renewal for additional one-year periods. In addition, Dell purchased approximately 4.4 million shares of our preferred stock in October 1999 at an average price per share of $5.68 and an aggregate purchase price of approximately $25 million.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of September 30, 1999 and as adjusted to reflect the sale of the common stock in this offering by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each executive officer listed in the Summary Compensation Table; and

     - all executive officers and directors as a group.


     The percentage of outstanding shares beneficially owned before this offering in the following table is based on 49,364,868 shares of common stock outstanding as of September 30, 1999, assuming the following:


     - issuance of the shares of common stock issuable upon conversion of the 12,693,633 shares of our Series E and Series E-1 preferred stock that we issued in October 1999;

     - issuance of the shares of common stock issuable upon conversion of the 176,057 shares of our Series E preferred stock that we, in November 1999, agreed to issue and sell to Fisher Scientific International, Inc.;

     - issuance of 350,000 shares of common stock to the former shareholders of FDI Information Resources, Inc. in connection with our acquisition of substantially all of the assets of FDI in November 1999; and


     - conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon the completion of this offering.



The percentage of outstanding shares beneficially owned after this offering in the following table is based on 56,364,868 shares of common stock outstanding after the completion of this offering.

     Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options or warrants that are exercisable within 60 days of September 30, 1999. Shares issuable under stock options or warrants are deemed outstanding for computing the percentage held by the person holding options but are not outstanding for computing the percentage of any other person. Unless otherwise indicated, the address for each listed stockholder is: c/o Neoforma.com, Inc., 3255-7 Scott Boulevard, Santa Clara, California 95054. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.


                                                                      PERCENTAGE OF OUTSTANDING
                                                                      SHARES BENEFICIALLY OWNED
                                             NUMBER OF SHARES     ---------------------------------
         NAME OF BENEFICIAL OWNER           BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
         ------------------------           ------------------    ---------------    --------------
EXECUTIVE OFFICERS AND DIRECTORS
Robert J. Zollars(1)......................       5,239,475             10.6%               9.3%
Jeffrey H. Kleck(2).......................       3,923,734              7.9%               7.0%
Wayne D. McVicker(3)......................       3,932,208              8.0%               7.0%
Stephen J. Pieraldi(4)....................         175,000                *                  *
David Douglass(5).........................       3,066,102              6.2%               5.4%
Terence J. Garnett(6).....................       2,240,009              4.5%               4.0%
Madhavan Rangaswami(7)....................         997,057              2.0%               1.8%
Richard D. Helppie(8).....................         880,282              1.8%               1.6%
Andrew J. Filipowski(9)...................       1,056,338              2.1%               1.9%
All 15 executive officers and directors as
  a group(10).............................      23,039,760             46.7%              40.9%
OTHER 5% STOCKHOLDERS
Dell USA L.P.(11).........................       4,401,408              8.9%               7.8%
Delphi Ventures(5)(12)....................       3,066,102              6.2%               5.4%
Venrock Associates(13)....................       5,448,260             11.0%               9.7%


-------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Includes 3,602,315 shares of common stock subject to a repurchase right that lapses at a rate of 900,578 shares in July 2000 and 75,048 shares per month thereafter.


 (2) Includes 16,948 shares of common stock held by Jeffrey H. Kleck and Julie
     C. Kleck, Trustees of the 1999 Kleck Children's Irrevocable Trust "A" dated September 28, 1999 for the benefit of Katrina C. Kleck and 16,948 shares of common stock held by Jeffrey H. Kleck and Julie C. Kleck, Trustees of the 1999 Kleck Children's Irrevocable Trust "B" dated September 28, 1999 for the benefit of Alaina C. Kleck. Mr. Kleck disclaims beneficial ownership of the shares held by these entities.



 (3) Includes 16,948 shares of common stock held by McVicker Children's Trust A for the benefit of Weston G. McVicker and 16,948 shares of common stock held by McVicker Children's Trust B for the benefit of Reece A. McVicker. Mr. McVicker disclaims beneficial ownership of the shares held by these entities.



 (4) Includes 113,021 shares of common stock issuable under an option held by Mr. Pieraldi that is presently exercisable in full.



 (5) Includes 59,915, 2,906,187 and 67,170 shares of common stock held of record by Delphi BioInvestments IV, L.P., Delphi Ventures IV, L.P. and individual partners of Delphi Ventures IV, L.P., respectively. Mr. Douglass, one of our directors, is a managing member of Delphi Management Partners IV, L.L.C., the sole general partner of both Delphi BioInvestments IV,

     L.P. and Delphi Ventures IV, L.P. Mr. Douglass disclaims beneficial ownership of the shares held by these entities and partners.


 (6) Represents 550,848 shares of common stock held by Terence J. Garnett and 1,689,161 shares of common stock held by Terence J. and Katrina A. Garnett, Trustees of the Garnett Family Trust UDT 4/2/97. 58,334 of these shares of common stock are subject to a repurchase right that lapses over time. This number does not include 2,295,021, 3,136,162 and 17,077 shares of common stock held by Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund. Mr. Garnett, one of our directors, is a consultant to Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. but does not share voting or dispositive power over the shares held by these entities.



 (7) Includes 58,334 shares of common stock that are subject to a repurchase right that lapses over time.



 (8) Represents 880,282 shares of common stock held by Superior Consultant Holdings Corporation. Mr. Helppie, one of our directors, is the Chairman, Chief Executive Officer and President of Superior. Does not include 150,000 shares of common stock issuable under an option held by Mr. Helppie which was granted after September 30, 1999. Mr. Helppie disclaims beneficial ownership of the shares held by Superior.



 (9) Represents 1,056,338 shares of common stock held by divine interVentures, Inc. Mr. Filipowski, one of our directors, is President, Chief Executive Officer and Chairman of the Board of divine interVentures, Inc. Does not include 150,000 shares of common stock issuable under an option held by Mr. Filipowski which was granted after September 30, 1999. Mr. Filipowski disclaims beneficial ownership of the shares held by divine interVentures, Inc.



(10) Includes 1,159,392 shares of common stock issuable under options held by directors and executive officers that are presently exercisable within 60 days of September 30, 1999. Also includes 4,764,163 outstanding shares that are subject to repurchase rights that lapse over time. Does not include 595,000 shares of our common stock issued to Bhagwan D. Goel, 700,000 shares of our common stock issued to Robert W. Rene and 275,000 shares of common stock issuable under options held by S. Wayne Kay, in each case issued or granted after September 30, 1999 and the 175,000 shares beneficially owned by Stephen J. Pieraldi who is not currently one of our executive officers. These shares are subject to a repurchase right that lapses over time.



(11) The address of Dell USA L.P. Corporation is One Dell Way, Round Rock, TX 78682.



(12) Includes 59,915 and 2,906,187 shares of common stock held by Delphi BioInvestments IV, L.P. and Delphi Ventures IV, L.P. Both entities are limited partnerships for which Delphi Management Partners IV, L.L.C., is the sole general partner. Both entities are limited partnerships managed by a group of individuals who serve as general partners of both partnerships. The address of Delphi Ventures is 3000 Sand Hill Road, Bldg. 1 #135, Menlo Park, CA 94025.



(13) Represents 2,295,021, 3,136,162 and 17,077 shares of common stock held by Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund. The address of Venrock Associates is 2494 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

                          DESCRIPTION OF CAPITAL STOCK

     Immediately following the closing of this offering, our authorized capital stock will consist of 200 million shares of common stock, $0.001 par value per share, and five million shares of preferred stock, $0.001 par value per share. As of September 30, 1999, assuming the following:

     - issuance of the shares of common stock issuable upon conversion of the 12,693,633 shares of our Series E and Series E-1 preferred stock that we issued in October 1999,

     - issuance of the shares of common stock issuable upon conversion of the 176,057 shares of our Series E preferred stock that we, in November 1999, agreed to issue and sell to Fisher Scientific International, Inc.,

     - issuance of 350,000 shares of common stock to the former shareholder of FDI Information Resources, Inc. in connection with our acquisition of substantially all of the assets of FDI in November 1999, and


     - conversion of all outstanding shares of preferred stock into 39,990,988 shares of common stock upon the completion of this offering,



there were outstanding 49,364,868 shares of common stock held of record by approximately 86 stockholders, options to purchase 5,112,965 shares of our common stock and warrants to purchase 858,147 shares of our common stock. The number of shares of common stock into which each share of our Series E and Series E-1 preferred stock will be converted upon completion of this offering may be adjusted under some circumstances as described in Note 9 of notes to consolidated financial statements.


COMMON STOCK

     Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine.

     Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation. As a result, commencing at our first annual meeting of stockholders, the holders of a majority of the shares voted can elect all of the directors then standing for election.

     Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See Notes 8 and 9 of notes to consolidated financial statements for a description of our outstanding preferred stock.

     Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, without stockholder approval, to issue up to five million shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The board of directors may authorize the issuance of preferred stock with voting, conversion or other rights that are superior to the rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Neoforma.com and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock after the offering.

WARRANTS

     As of September 30, 1999, we had issued warrants to purchase an aggregate of 858,147 shares of our common stock at a weighted average exercise price of $0.61. These warrants will remain outstanding after the completion of this offering and will represent warrants to purchase shares of our common stock. These warrants have expiration dates from 2003 to 2009. See Note 10 of notes to consolidated financial statements.

REGISTRATION RIGHTS


     As a result of an investors' rights agreement between Neoforma.com and some of our stockholders, the holders of approximately 39,990,988 shares of common stock are entitled to rights with respect to the registration of these shares under the Securities Act, as described below.


     Demand Registration Rights. At any time beginning six months after the completion of this offering, the holders of at least 75% of the shares of common stock issuable upon conversion of our preferred stock can request that we register all or a portion of their shares. We will only be required to file two registration statements in response to their demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12 month period if we determine that the filing would be seriously detrimental to us or our stockholders.

     Piggyback Registration Rights. If we register any securities for public sale, the holders of the shares of common stock issuable upon conversion of our preferred stock will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders to 15% of the total shares covered by the registration statement due to marketing reasons.

     Form S-3 Registration Rights. The holders of the shares of common stock issuable upon conversion of our preferred stock can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the aggregate price of the shares offered to the public is at least $1.0 million. The holders may only require us to file three registration statements on Form S-3 per calendar year.

     We will pay all expenses incurred in connection with the registrations described above, except for underwriters' and brokers' discounts and commissions, which will be paid by the selling stockholders.

     The registration rights will expire with respect to a particular stockholder if it can sell all of its shares in a three month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire five years after this offering is completed.

     Holders of these registration rights have waived the exercise of these registration rights for 180 days following the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

     The provisions of Delaware law, our amended and restated certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

     Delaware Law

     We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets with any interested stockholder, or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholder, for three years following the date that stockholder became an interested stockholder unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

     Charter and Bylaw Provisions

     Our amended and restated certificate of incorporation and bylaws provide that:

     - following the completion of this offering, no action shall be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws and that stockholders may not act by written consent;

     - following the completion of this offering, the approval of two-thirds of the stockholders shall be required to adopt, amend or repeal our bylaws;

     - stockholders may not call special meetings of the stockholders or fill vacancies on the board;

     - following the completion of this offering, our board of directors will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause; and

     - we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

     These provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, 46th Floor, New York, NY 10005 and its telephone number is 1-718-921-8200.

LISTING


     Our common stock has been approved for listing on The Nasdaq National Market under the trading symbol "NEOF."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.


     Upon completion of this offering, we will have 56,364,868 shares of common stock outstanding, assuming no exercise of options and warrants outstanding as of September 30, 1999, and the conversion of all outstanding shares of preferred stock. Of these shares, the 7,000,000 shares sold in this offering (8,050,000 if the underwriters' over-allotment option is exercised in full) will be freely tradable in the public market without restriction or registration under the Securities Act, unless the shares are held by our "affiliates," as that term is defined in Rule 144 under the Securities Act.



     The remaining 49,364,868 shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.



     Under the terms of "lock-up" agreements, all the executive officers, directors and stockholders of Neoforma.com, who collectively hold an aggregate of 48,336,600 of these restricted securities, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus, subject to limited exceptions. However, Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.


     Taking into account the lock-up agreements, and assuming Merrill Lynch, Pierce, Fenner & Smith Incorporated does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - on the date of this prospectus, the 7,000,000 shares sold in the offering will be immediately available for sale in the public market;

     - 180 days after the date of this prospectus, approximately 34,890,623 shares will be eligible for sale under Rule 701 upon the expiration of our repurchase right with respect to those shares or under Rule 144, of which 28,173,146 will be subject to volume, manner of sale and other limitations under Rule 144; and


     - of the remaining shares, 14,474,245 will be eligible for sale under Rule 144 upon the expiration of various one-year holding periods.


     Following the expiration of the lock-up period, shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act or Rule 144. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus. In general, under Rule 144, after expiration of the lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of our common stock, or

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and the availability of current public information about us. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     After the effective date of this offering, we intend to file a registration statement on Form S-8 to register shares of our common stock outstanding or reserved for issuance under our various stock plans. The registration statement will become effective automatically upon filing. Shares issued under the foregoing employee benefit plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates, the lock-up agreements and our repurchase rights held by us. We also intend to file a registration statement to register resales in the open market of shares issued upon exercise of options we granted prior to the close of this prospectus that are not otherwise eligible for resale under Rule 701 as described above.


     In addition, following this offering, the holders of 39,990,988 shares of outstanding common stock will, under some circumstances, have right to require us to register their shares for future sale. See "Description of Capital
Stock -- Registration Rights."

                                  UNDERWRITING

     We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co., Inc., FleetBoston Robertson Stephens Inc. and William Blair & Company, L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Bear, Stearns & Co., Inc. ..................................
FleetBoston Robertson Stephens Inc. ........................
William Blair & Company, L.L.C..............................

                                                              ---------
              Total.........................................  7,000,000
                                                              =========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of our common stock being sold pursuant to the agreement if any of the shares of common stock being sold pursuant to the agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in some circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of various legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to dealers at
such price less a concession not in excess of $     per share of common stock.
The underwriters may allow, and such dealers may re-allow, a discount not in
excess of $     per share of common stock to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                               PER SHARE   WITHOUT OPTION   WITH OPTION
                                               ---------   --------------   -----------
Public offering price........................      $             $               $
Underwriting discount........................      $             $               $
Proceeds, before expenses, to Neoforma.com...      $             $               $

     The expenses of this offering, exclusive of the underwriting discount, are estimated at $1.4 million and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 1,050,000 shares of our common stock at the public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 630,000 of the shares offered hereby to be sold to individuals and entities designated by us. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We, and our executive officers and directors and existing stockholders have agreed without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act of 1933 relating to any shares of our common stock, or

     - enter into an swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise;

provided that we may at any time and from time to time grant options to purchase shares of our common stock under our existing stock plans and issue shares of our common stock upon the exercise of outstanding options, and our executive officers and directors and existing stockholders may make limited transfers to immediate family and affiliated parties and may transfer shares purchased in this offering or in the open market after this offering. In addition, we may issue additional shares of our common stock equal to a total of up to 3% of the aggregate shares outstanding immediately after this offering during this 180-day period in connection with acquisitions, strategic alliances, technology licensing transactions, joint ventures or similar transactions provided the shares issued in connection with this transaction will be subject to "lock-up" agreements for the remainder of the 180-day period. However, we have no present commitments with respect to any transactions of these types.


QUOTATION ON THE NASDAQ NATIONAL MARKET


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "NEOF."


     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenue and the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     The underwriters do not expect sales of our common stock to be made to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and some selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for Neoforma.com. Shearman & Sterling, Menlo Park, California, will pass upon specified legal matters in connection with this offering for the underwriters. F&W Investments 1999, an investment partnership comprised of partners of Fenwick & West LLP, holds 35,212 shares of our common stock.

                                    EXPERTS

     The financial statements of Neoforma.com, Inc. from inception (March 6, 1996) to December 31, 1998 and for the nine months ended September 30, 1998 and 1999, General Asset Recovery LLC for the years ended December 31, 1997 and 1998, and FDI Information Resources, L.L.C. from inception (November 4, 1997) to December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Neoforma.com and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to that exhibit. Upon completion of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information, as well as the registration statement, exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements, and other information, regarding issuers that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov.

                               NEOFORMA.COM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NEOFORMA.COM, INC. CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     (Deficit)..............................................   F-5
  Consolidated Statements of Cash Flows.....................   F-7
  Notes to Consolidated Financial Statements................   F-8

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
  Overview..................................................  F-28
  Unaudited Pro Forma Condensed Combined Balance Sheets.....  F-29
  Unaudited Pro Forma Condensed Combined Statements of
     Operations.............................................  F-30
  Notes to the Unaudited Pro Forma Condensed Combined
     Financial Information..................................  F-32

GENERAL ASSET RECOVERY LLC
  Report of Independent Public Accountants..................  F-33
  Balance Sheets............................................  F-34
  Statements of Operations..................................  F-35
  Statements of Members' Equity (Deficit)...................  F-36
  Statements of Cash Flows..................................  F-37
  Notes to Financial Statements.............................  F-38

FDI INFORMATION RESOURCES, LLC
  Report of Independent Public Accountants..................  F-41
  Balance Sheets............................................  F-42
  Statements of Operations..................................  F-43
  Statements of Changes in Members' Equity (Deficit)........  F-44
  Statements of Cash Flows..................................  F-45
  Notes to Financial Statements.............................  F-46

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
of Neoforma.com, Inc.:

     We have audited the accompanying consolidated balance sheets of Neoforma.com, Inc. (a Delaware corporation in the development stage) as of September 30, 1999, and December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' deficit and cash flows for the nine months ended September 30, 1999 and 1998 and the three years in the period ended December 31, 1998 and for the period from inception (March 6, 1996) to September 30, 1999, and for the period from inception (March 6, 1996) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neoforma.com, Inc. as of September 30, 1999, and December 31, 1998 and 1997, and the results of its operations and its cash flows for the nine months ended September 30, 1999 and 1998 and the three years in the period ended December 31, 1998 and for the period from inception (March 6, 1996) to September 30, 1999, and for the period from inception (March 6, 1996) to December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP
San Jose, California
November 19, 1999

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                       PRO FORMA
                                                               DECEMBER 31,                     STOCKHOLDERS' EQUITY AT
                                                              ---------------   SEPTEMBER 30,        SEPTEMBER 30,
                                                              1997     1998         1999             1999 (NOTE 8)
                                                              -----   -------   -------------   -----------------------
                                                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  32   $   812     $    655
  Accounts receivable.......................................     --        --          277
  Prepaid expenses and other current assets.................      5        45          380
  Deferred debt costs, current portion......................     --        11          413
                                                              -----   -------     --------
        Total current assets................................     37       868        1,725
                                                              -----   -------     --------
PROPERTY AND EQUIPMENT, net.................................     12       731        3,735
INTANGIBLES.................................................     --        --        9,445
OTHER ASSETS................................................      6        63          393
DEFERRED DEBT COSTS, less current portion...................     --        --          705
                                                              -----   -------     --------
        Total assets........................................  $  55   $ 1,662     $ 16,003
                                                              =====   =======     ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Notes payable, current portion............................  $  --   $   139     $  3,560
  Accounts payable..........................................     22       285        4,226
  Accrued payroll...........................................     13       141          935
  Other accrued liabilities.................................     25        89        2,114
                                                              -----   -------     --------
        Total current liabilities...........................     60       654       10,835
                                                              -----   -------     --------
NOTES PAYABLE, less current portion.........................    385       279        8,069
                                                              -----   -------     --------
COMMITMENTS (Note 6)
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series C-
    Authorized -- 5,110 shares at September 30, 1999
    Issued and outstanding; none at December 31, 1997; 5,065
      shares at December 31, 1998 and September 30, 1999
      (none pro forma); par value -- $0.001; liquidation
      preference -- $3,900..................................     --     3,884        3,884             $     --
                                                              -----   -------     --------             --------
  Series D-
    Authorized -- 10,573 shares at September 30, 1999
    Issued and outstanding: none at December 31, 1997; none
      at December 31, 1998; 10,196 shares at September 30,
      1999 (none pro forma); par value $0.001; liquidation
      preference -- $12,032.................................     --        --       11,986                   --
                                                              -----   -------     --------             --------
STOCKHOLDERS' EQUITY (DEFICIT):
  Series A-convertible preferred stock; Authorized -- 9,000
    shares at September 30, 1999
      Issued and outstanding -- none at December 31, 1997;
        9,000 shares at December 31, 1998 and September 30,
        1999 (none pro forma); par value -- $0.001;
        liquidation preference -- $2,250....................     --         9            9                   --
  Series B-convertible preferred stock; Authorized -- 2,860
    shares at September 30, 1999
      Issued and outstanding -- none at December 31, 1997;
        2,860 shares at December 31, 1998 and September 30,
        1999 (none pro forma); par value -- $0.001;
        liquidation preference -- $1,430....................     --         3            3                   --
  Common Stock $0.001 par value:
    Authorized -- 75,000 shares at September 30, 1999
    Issued and outstanding -- 8,200 shares at December 31,
      1997; 1,216 shares at December 31, 1998 and 9,024
      shares at September 30, 1999 and 36,145 shares pro
      forma.................................................      8         1            9                   36
  Warrants..................................................     --         7        3,611                3,611
  Additional paid-in capital................................     72     1,915       55,843               71,698
  Notes receivable from stockholders........................     --       (10)      (1,302)              (1,302)
  Deferred compensation.....................................     --       (47)     (46,297)             (46,297)
  Deficit accumulated during the development stage..........   (470)   (5,033)     (30,647)             (30,647)
                                                              -----   -------     --------             --------
        Total stockholders' equity (deficit)................   (390)   (3,155)     (18,771)            $ (2,901)
                                                              =====   =======     ========             ========
        Total liabilities and stockholders' equity
          (deficit).........................................  $  55   $ 1,662     $ 16,003
                                                              =====   =======     ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                NINE MONTHS              FROM INCEPTION
                                                                   ENDED            (MARCH 6, 1996) THROUGH
                                 YEARS ENDED DECEMBER 31,      SEPTEMBER 30,      ----------------------------
                                 -------------------------   ------------------   DECEMBER 31,   SEPTEMBER 30,
                                  1996     1997     1998      1998       1999         1998           1999
                                 ------   ------   -------   -------   --------   ------------   -------------
REVENUE:
  Transaction fees.............  $   --   $   --   $    --   $    --   $    451     $    --        $    451
  Website sponsorship fees and
    other......................      --       --        --        --         13          --              13
                                 ------   ------   -------   -------   --------     -------        --------
         Total revenue.........      --       --        --        --        464          --             464
OPERATING EXPENSES:
  Operations...................      --       --       627       458      2,399         627           3,026
  Product development..........      31      179     1,491       801      4,321       1,701           6,022
  Selling and marketing........     111      153     1,409       761      5,096       1,673           6,769
  General and administrative...      54       76     1,075       330      5,812       1,205           7,017
  Amortization of
    intangibles................      --       --        --        --        230          --             230
  Amortization of deferred
    compensation...............      --       --         5        --      5,662           5           5,667
  Cost of warrant issued
    to recruiter...............      --       --        --        --      2,364          --           2,364
                                 ------   ------   -------   -------   --------     -------        --------
         Total operating
           expenses............     196      408     4,607     2,350     25,884       5,211          31,095
                                 ------   ------   -------   -------   --------     -------        --------
         Loss from
           operations..........    (196)    (408)   (4,607)   (2,350)   (25,420)     (5,211)        (30,631)
OTHER INCOME (EXPENSE):
  Interest income..............      --       --        66        51        173          66             239
  Interest expense.............      --      (15)      (22)       (9)      (337)        (37)           (374)
  Other income (expense).......     142        7        --        --        (30)        149             119
                                 ------   ------   -------   -------   --------     -------        --------
         Net loss..............  $  (54)  $ (416)  $(4,563)  $(2,308)  $(25,614)    $(5,033)       $(30,647)
                                 ======   ======   =======   =======   ========     =======        ========
NET LOSS PER SHARE:
  Basic and diluted............  $(0.01)  $(0.05)  $ (1.65)  $ (0.61)  $ (14.20)
                                 ======   ======   =======   =======   ========
  Weighted-average
    shares -- basic and
    diluted....................   8,000    8,083     2,762     3,807      1,804
                                 ======   ======   =======   =======   ========
PRO FORMA NET LOSS PER
  SHARE (unaudited):
  Basic and diluted............                    $ (0.36)            $  (0.94)
                                                   =======             ========
  Weighted-average
    shares -- basic and
    diluted....................                     12,848               27,225
                                                   =======             ========

  The accompanying notes are an integral part of these consolidated financial statements

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM INCEPTION (MARCH 6, 1996) THROUGH SEPTEMBER 30, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            PREFERRED STOCK
                                   ---------------------------------
                                      SERIES A          SERIES B        COMMON STOCK                ADDITIONAL   NOTES RECEIVABLE
                                   ---------------   ---------------   ---------------               PAID-IN           FROM
                                   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   WARRANTS    CAPITAL       STOCKHOLDERS
                                   ------   ------   ------   ------   ------   ------   --------   ----------   ----------------

BALANCE, MARCH 6, 1996
 (inception).....................     --     $--        --     $--         --    $--      $   --     $    --         $    --

 Common stock issued for cash of
   $20 and intellectual property
   valued at $10 at $0.00375 per
   share in March 1996...........     --      --        --      --      8,000      8          --          22              --
 Net loss........................     --      --        --      --         --     --          --          --              --
                                   -----     ---     -----     ---     ------    ---      ------     -------         -------
BALANCE, DECEMBER 31, 1996.......     --      --        --      --      8,000      8          --          22              --
 Common stock issued for cash at
   $0.25 per share in May 1997...     --      --        --      --        100     --          --          25              --

 Common stock issued for cash at
   $0.25 per share in October
   1997..........................     --      --        --      --        100     --          --          25              --

 Net loss........................     --      --        --      --         --     --          --          --              --
                                   -----     ---     -----     ---     ------    ---      ------     -------         -------
BALANCE, DECEMBER 31, 1997.......     --      --        --      --      8,200      8          --          72              --
 Common stock issued for cash at
   $0.25 per share in February
   1998..........................     --      --        --      --        800      1          --         199              --

 Common stock issued in exchange
   for consulting services valued
   at $0.25 per share in March
   1998..........................     --      --        --      --        500                 --         125              --

 Conversion of founders stock to
   Series A preferred stock at
   $0.00375 per share in April
   1998..........................  8,000       8        --      --     (8,000)    (8)         --          --              --

 Conversion of common stock to
   Series A preferred stock at
   $0.25 per share in April
   1998..........................  1,000       1        --      --     (1,000)    (1)         --          --              --

 Preferred stock issued for cash
   at $0.50 per share in April
   and May 1998, net of issuance
   costs.........................     --      --     2,520       3         --     --          --       1,252              --

 Conversion of notes payable to
   Series B preferred stock at
   $0.50 per share in May 1998...     --      --       340      --         --     --          --         170              --

 Common stock issued for cash as
   a result of options exercised
   at $0.05 per share in May
   1998..........................     --      --        --      --        516      1          --          25              --

 Issuance of warrants to purchase
   common stock in November
   1998..........................     --      --        --      --         --     --           7          --              --

 Common stock issued for cash as
   a result of options exercised
   at $0.10 per share in November
   1998..........................     --      --        --      --        200     --          --          20             (10)

 Deferred compensation...........     --      --        --      --         --     --          --          52              --

 Amortization of deferred
   compensation..................     --      --        --      --         --     --          --          --              --

 Net loss........................     --      --        --      --         --     --          --          --              --
                                   -----     ---     -----     ---     ------    ---      ------     -------         -------
BALANCE, DECEMBER 31, 1998.......  9,000       9     2,860       3      1,216      1           7       1,915             (10)


                                                                             TOTAL
                                                  DEFICIT ACCUMULATED    STOCKHOLDERS'
                                     DEFERRED          DURING THE           EQUITY
                                   COMPENSATION    DEVELOPMENT STAGE       (DEFICIT)
                                   ------------   --------------------   -------------
BALANCE, MARCH 6, 1996
 (inception).....................    $     --           $     --           $     --
 Common stock issued for cash of
   $20 and intellectual property
   valued at $10 at $0.00375 per
   share in March 1996...........          --                 --                 30
 Net loss........................          --                (54)               (54)
                                     --------           --------           --------
BALANCE, DECEMBER 31, 1996.......          --                (54)               (24)
 Common stock issued for cash at
   $0.25 per share in May 1997...          --                 --                 25
 Common stock issued for cash at
   $0.25 per share in October
   1997..........................          --                 --                 25
 Net loss........................          --               (416)              (416)
                                     --------           --------           --------
BALANCE, DECEMBER 31, 1997.......          --               (470)              (390)
 Common stock issued for cash at
   $0.25 per share in February
   1998..........................          --                 --                200
 Common stock issued in exchange
   for consulting services valued
   at $0.25 per share in March
   1998..........................          --                 --                125
 Conversion of founders stock to
   Series A preferred stock at
   $0.00375 per share in April
   1998..........................          --                 --                 --
 Conversion of common stock to
   Series A preferred stock at
   $0.25 per share in April
   1998..........................          --                 --                 --
 Preferred stock issued for cash
   at $0.50 per share in April
   and May 1998, net of issuance
   costs.........................          --                 --              1,255
 Conversion of notes payable to
   Series B preferred stock at
   $0.50 per share in May 1998...          --                 --                170
 Common stock issued for cash as
   a result of options exercised
   at $0.05 per share in May
   1998..........................          --                 --                 26
 Issuance of warrants to purchase
   common stock in November
   1998..........................          --                 --                  7
 Common stock issued for cash as
   a result of options exercised
   at $0.10 per share in November
   1998..........................          --                 --                 10
 Deferred compensation...........         (52)                --                 --
 Amortization of deferred
   compensation..................           5                 --                  5
 Net loss........................          --             (4,563)            (4,563)
                                     --------           --------           --------
BALANCE, DECEMBER 31, 1998.......         (47)            (5,033)            (3,155)

  The accompanying notes are an integral part of these consolidated financial statements.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
    FOR THE PERIOD FROM INCEPTION (MARCH 6, 1996) THROUGH SEPTEMBER 30, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            PREFERRED STOCK
                                   ---------------------------------
                                      SERIES A          SERIES B        COMMON STOCK                ADDITIONAL   NOTES RECEIVABLE
                                   ---------------   ---------------   ---------------               PAID-IN           FROM
                                   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   WARRANTS    CAPITAL       STOCKHOLDERS
                                   ------   ------   ------   ------   ------   ------   --------   ----------   ----------------
BALANCE, DECEMBER 31, 1998.......  9,000       9     2,860       3      1,216      1           7       1,915             (10)
Repayment of note receivable from
shareholder......................     --      --        --      --         --     --          --          --              10
 Common stock issued as a result
   of options exercised at $0.10
   to $0.50 per share............     --      --        --      --      7,797      8          --       1,365          (1,302)
 Valuation of stock options to
   consultants for services
   rendered......................     --      --        --      --         --     --          --         644              --
 Valuation of preferred stock
   warrants issued to lender in
   conjunction with debt in July
   1999..........................     --      --        --      --         --     --         640          --              --
 Valuation of preferred stock
   warrants issued to lender in
   conjunction with debt in July
   1999..........................     --      --        --      --         --     --         600          --              --
 Valuation of common stock issued
   to consultants in September
   1999..........................     --      --        --      --         11     --          --           7              --
 Valuation of warrants to
   purchase common stock issued
   to consultants at $0.10 per
   share in September 1999.......     --      --        --      --         --     --       2,364          --              --
 Deferred compensation...........     --      --        --      --         --     --          --      51,912              --
 Amortization of deferred
   compensation..................     --      --        --      --         --     --          --          --              --
 Net loss........................     --      --        --      --         --     --          --          --              --
                                   -----     ---     -----     ---     ------    ---      ------     -------         -------
BALANCE, SEPTEMBER 30, 1999......  9,000     $ 9     2,860     $ 3      9,024    $ 9      $3,611     $55,843         $(1,302)
                                   =====     ===     =====     ===     ======    ===      ======     =======         =======


                                                                             TOTAL
                                                  DEFICIT ACCUMULATED    STOCKHOLDERS'
                                     DEFERRED          DURING THE           EQUITY
                                   COMPENSATION    DEVELOPMENT STAGE       (DEFICIT)
                                   ------------   --------------------   -------------
BALANCE, DECEMBER 31, 1998.......         (47)            (5,033)            (3,155)
Repayment of note receivable from
shareholder......................          --                 --                 10
 Common stock issued as a result
   of options exercised at $0.10
   to $0.50 per share............          --                 --                 71
 Valuation of stock options to
   consultants for services
   rendered......................          --                 --                644
 Valuation of preferred stock
   warrants issued to lender in
   conjunction with debt in July
   1999..........................          --                 --                640
 Valuation of preferred stock
   warrants issued to lender in
   conjunction with debt in July
   1999..........................          --                 --                600
 Valuation of common stock issued
   to consultants in September
   1999..........................          --                 --                  7
 Valuation of warrants to
   purchase common stock issued
   to consultants at $0.10 per
   share in September 1999.......          --                 --              2,364
 Deferred compensation...........     (51,912)                --                 --
 Amortization of deferred
   compensation..................       5,662                 --              5,662
 Net loss........................          --            (25,614)           (25,614)
                                     --------           --------           --------
BALANCE, SEPTEMBER 30, 1999......    $(46,297)          $(30,647)          $(18,771)
                                     ========           ========           ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   NINE MONTHS              FROM INCEPTION
                                                            YEARS ENDED               ENDED            (MARCH 6, 1996) THROUGH
                                                           DECEMBER 31,           SEPTEMBER 30,      ----------------------------
                                                      -----------------------   ------------------   DECEMBER 31,   SEPTEMBER 30,
                                                      1996    1997     1998      1998       1999         1998           1999
                                                      ----    -----   -------   -------   --------   ------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss..........................................  $(54)   $(416)  $(4,563)  $(2,308)  $(25,614)    $(5,033)       $(30,647)
  Adjustment to reconcile net loss to net cash used
    in operating activities:
  Common stock issued in connection with consulting
    services........................................    --       --       125       125          7         125             132
  Valuation of common stock options issued in
    connection with consulting services.............    --       --        --        --        644          --             644
  Depreciation and amortization of property and
    equipment.......................................     1        1        96        17        417          98             515
  Amortization of intangibles.......................    --       --        --        --        230          --             230
  Amortization of deferred compensation.............    --       --         5        --      5,662           5           5,667
  Cost of warrant issued to recruiter...............    --       --        --        --      2,364          --           2,364
  Amortization of deferred debt costs...............    --       --         6        --        133           6             139
  Change in assets and liabilities, net of
    acquisitions:
    Accounts receivable, net........................    --       --        --        --       (277)         --            (277)
    Prepaid expenses and other assets...............   (44)      43       (97)      (70)      (650)        (98)           (748)
    Accounts payable................................    10       12       263       164      3,866         285           4,151
    Accrued liabilities and accrued payroll.........    --       38       192       248      2,794         230           3,024
                                                      ----    -----   -------   -------   --------     -------        --------
      Net cash used in operating activities.........   (87)    (322)   (3,973)   (1,824)   (10,424)     (4,382)        (14,806)
                                                      ----    -----   -------   -------   --------     -------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for the acquisition of General Asset
    Recovery LLC, net of cash acquired..............    --       --        --        --     (1,800)         --          (1,800)
  Cash paid on note issued in connection with the
    acquisition of General Asset Recovery LLC.......    --       --        --        --       (184)         --            (184)
  Purchases of property and equipment...............    (1)     (13)     (825)     (681)    (3,411)       (839)         (4,250)
                                                      ----    -----   -------   -------   --------     -------        --------
      Net cash used in investing activities.........    (1)     (13)     (825)     (681)    (5,395)       (839)         (6,234)
                                                      ----    -----   -------   -------   --------     -------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of notes payable.......    75      358       418        --      3,741         851           4,592
  Repayments of notes payable.......................    --      (48)     (215)     (215)      (146)       (263)           (409)
  Proceeds from the issuance of Series B preferred
    stock, net of issuance costs....................    --       --     1,255     1,255         --       1,255           1,255
  Proceeds from the issuance of Series C mandatorily
    redeemable convertible preferred stock, net of
    issuance costs..................................    --       --     3,884     3,884         --       3,884           3,884
  Proceeds from the issuance of Series D mandatorily
    redeemable convertible preferred stock, net of
    issuance costs..................................    --       --        --        --     11,986          --          11,986
  Repayments of notes receivable from
    stockholders....................................    --       --        --        --         10          --              10
  Proceeds from the issuance of common stock, net of
    notes receivable issued to common
    stockholders....................................    20       50       236       226         71         306             377
                                                      ----    -----   -------   -------   --------     -------        --------
      Net cash provided by financing activities.....    95      360     5,578     5,150     15,662       6,033          21,695
                                                      ----    -----   -------   -------   --------     -------        --------
      Net increase (decrease) in cash and cash
        equivalents.................................     7       25       780     2,645       (157)        812             655

CASH AND CASH EQUIVALENTS, beginning of period......    --        7        32        32        812          --              --
                                                      ----    -----   -------   -------   --------     -------        --------
CASH AND CASH EQUIVALENTS, end of period............  $  7    $  32   $   812   $ 2,677   $    655     $   812        $    655
                                                      ====    =====   =======   =======   ========     =======        ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Intellectual property acquired from founders in
    exchange for common stock.......................  $ 10    $  --   $    --   $    --   $     --     $    10        $     10
                                                      ====    =====   =======   =======   ========     =======        ========
  Cash paid during the period for interest..........  $ --    $  --   $    14   $    --   $    204     $    14        $    218
                                                      ====    =====   =======   =======   ========     =======        ========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING
  ACTIVITIES:
  Conversion of common stock into Series A preferred
    stock...........................................  $ --    $  --   $   280   $   280   $     --     $   280        $    280
                                                      ====    =====   =======   =======   ========     =======        ========
  Conversion of notes payable into Series B
    preferred stock.................................  $ --    $  --   $   170   $   170   $     --     $   170        $    170
                                                      ====    =====   =======   =======   ========     =======        ========
  Issuance of warrants to purchase common stock.....  $ --    $  --   $     7   $    --   $  2,364     $     7        $  2,371
                                                      ====    =====   =======   =======   ========     =======        ========
  Issuance of warrants to purchase mandatorily
    redeemable convertible preferred stock..........  $ --    $  --   $    --   $    --   $  1,240     $    --        $  1,240
                                                      ====    =====   =======   =======   ========     =======        ========
  Issuance of note payable to related party in
    connection with acquisition of General Asset
    Recovery LLC....................................  $ --    $  --   $    --   $    --   $  7,800     $    --        $  7,800
                                                      ====    =====   =======   =======   ========     =======        ========

  The accompanying notes are an integral part of these consolidated financial statements

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DEVELOPMENT STAGE RISKS:

     Neoforma, Inc. (the "Company"), was incorporated on March 4, 1996 in the state of California for the purpose of providing business-to-business e-commerce services for the medical products, supplies and equipment marketplace. On November 4, 1998, the Company re-incorporated in the state of Delaware. On September 14, 1999, the Company changed its name to Neoforma.com, Inc. All information for the year ended December 31, 1996 represents the period from inception (March 6, 1996) to December 31, 1996.

     From inception, the Company has been primarily engaged in organizational activities, including designing and developing its website, recruiting personnel, establishing office facilities, raising capital and developing a marketing plan. The Company began revenue generation activities in 1999 but no significant revenue has been generated as of September 30, 1999. Accordingly, the Company is classified as a development stage company. Successful completion of the Company's development program and, ultimately, the attainment of profitable operations is dependent upon future events, including obtaining adequate financing to fulfill its development activities, increasing its customer base, implementing and successfully executing its business and marketing strategy and hiring and retaining quality personnel. Negative developments in any of these conditions could have a material adverse effect on the Company's business, financial condition and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Neoforma.com, Inc. and its wholly owned subsidiary General Asset Recovery LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     The Company categorizes its services into three primary service lines. These service lines are Shop, Auction and Plan. Shop revenue is derived from transaction fees paid by sellers of medical products on the Company's website and development fees from participating sellers to digitize the seller's product information for display on the Company's website. Auction revenue is derived from transaction fees paid by sellers of medical products on the Company's website and from consigned inventory sold at live auctions. In addition, Auction revenue includes product revenue related to the sale of medical equipment purchased by the Company for sale on the Company's website and at live auctions, and subscription fees for asset recovery services. Plan revenue is derived from sponsorship fees and software license fees for facilities planning services.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Transaction fee revenue represents the Company's percentage of the gross transaction fees at the time the buyer's order is confirmed or accepted by the seller. The gross transaction fees include fees paid or payable to sellers. The Company defers a portion of the transaction fee at the time of acceptance for potential returns.

     Development fee revenue is recognized as development services are performed. Sponsorship and subscription fee revenues are recognized ratably over the period of the service agreement.

     Product revenue represents the net revenue derived from deducting the direct costs of products sold from the gross sales amount. Product revenue is recognized when the product is shipped or delivered, depending on the shipping terms associated with each transaction. At the time of sale, the Company defers a portion of product revenue for potential returns. The Company did not have product revenue for any of the periods presented.

CONCENTRATION OF CREDIT RISK

     Financial instruments that may subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash is on deposit with one financial institution. Cash investments include high quality short-term money market instruments through a high credit quality financial institution.

CASH AND CASH EQUIVALENTS

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Cash and cash equivalents consist of cash in banks, investments in money market accounts and treasury bills and are stated at cost which approximates fair market value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, and are depreciated on a straight-line basis over two to four years. Leasehold improvements are amortized, using the straight-line method, over the shorter of the lease term or the useful lives of the improvements. Repairs and maintenance costs are expensed as incurred.

INTANGIBLES

     Intangibles consist of goodwill, which represents the amount of purchase price in excess of the fair value of the tangible net assets resulting from the acquisition of General Asset Recovery LLC (see Note 3). The goodwill is amortized on a straight-line basis over a period of seven years. Goodwill will be evaluated quarterly for impairment and written down to net-realizable value, if necessary. No impairment has been recorded to date.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

PRODUCT DEVELOPMENT COSTS

     Product development costs include expenses incurred by the Company to develop and enhance the Company's website. Product development costs are expensed as incurred.

COST OF WARRANT ISSUED TO RECRUITER

     For the nine months ended September 30, 1999, the Company recorded $2.4 million of cost of warrant issued to recruiter related to the valuation of a warrant issued to an executive search firm in connection with services rendered in the search for the Company's Chief Executive Officer (See Note 10).

STOCK BASED COMPENSATION PLAN

     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," which became effective for the Company's 1996 fiscal year. SFAS No. 123 allows companies which have stock-based compensation arrangements with employees to adopt a new fair-value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," but with additional financial statement disclosure. The Company has elected to account for stock-based compensation expense under APB No. 25 and make the required pro forma disclosures for compensation expense (see Note 11).

COMPREHENSIVE INCOME

     Effective January 1, 1998 the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Through September 30, 1999 the Company has not had any transactions that are required to be reported in comprehensive income.

SEGMENT INFORMATION

     The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999, the Company operated in a single business segment providing e-commerce content to healthcare professionals in the medical product, supplies, and

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

equipment industry. For the nine months ended September 30, 1999, the Company generated 97% of its revenues from transaction fees associated with live auction sales. Through September 30, 1999, foreign operations have not been significant in either revenue or investment in long-lived assets.

BASIC AND DILUTED NET LOSS PER SHARE AND PRO FORMA BASIC AND DILUTED NET LOSS PER SHARE

     Basic net loss per share on a historical basis is computed using the weighted-average number of shares of common stock outstanding. Diluted net loss per common share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive security is excluded, as they are anti-dilutive as a result of the Company's net losses. The total number of shares excluded from the diluted loss per share calculation relating to these securities was approximately none, 300,000, 18.0 million, 18.2 million and 33.1 million shares for the years ended December 31, 1996, 1997, and 1998 and for the nine months ended September 30, 1998 and 1999, respectively.

     Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, convertible preferred stock and common stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

     Pro forma basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of common shares resulting from the automatic conversion of outstanding shares of convertible preferred stock, which will occur upon the closing of the planned initial public offering.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share amounts):

                                                                    NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                        -------------------------   ------------------
                                         1996     1997     1998      1998       1999
                                        ------   ------   -------   -------   --------
Net loss..............................  $  (54)  $ (416)  $(4,563)  $(2,308)  $(25,614)
                                        ======   ======   =======   =======   ========
Basic and diluted:
  Weighted average shares of common
     stock outstanding................   8,000    8,083     2,977     3,973      3,261
  Less: Weighted average shares of
     common stock subject to
     repurchase.......................      --       --      (215)     (166)    (1,457)
  Weighted average shares used in
     computing basic and diluted net
     loss per share...................   8,000    8,083     2,762     3,807      1,804
                                        ======   ======   =======   =======   ========
  Basic and diluted net loss per
     common share.....................  $(0.01)  $(0.05)  $ (1.65)  $ (0.61)  $ (14.20)
                                        ======   ======   =======   =======   ========
  Pro forma:
     Net loss.........................                    $(4,563)            $(25,614)
                                                          =======             ========
Shares used above.....................                      2,762                1,804
Pro forma adjustment to reflect
  weighted average effect of assumed
  conversion of convertible preferred
  stock (unaudited)...................                     10,086               25,421
                                                          -------             --------
Weighted average shares used in
  computing pro forma basic and
  diluted net loss per share
  (unaudited).........................                     12,848               27,225
                                                          =======             ========
Pro forma basic and diluted net loss
  per share (unaudited)...............                    $ (0.36)            $  (0.94)
                                                          =======             ========

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal use." SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria has been met. Neoforma.com adopted SOP No. 98-1 in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" SFAS No. 133 will be effective for Neoforma.com on January 1, 2000. SFAS No. 133 requires certain accounting and reporting standards for derivative financial instruments and hedging activities. Because the Company does not currently hold any derivative instruments and does

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

not engage in hedging activities, management does not believe that the adoption of SFAS No. 133 will have a material impact on the Company's financial position or results of operations.

3. ACQUISITION:

     In August 1999, the Company acquired substantially all of the assets of General Asset Recovery LLC ("GAR"), a live auction house and asset management company focused on medical products. Accordingly, the operations of GAR have been included in the accompanying September 30, 1999 statement of operations from the date of acquisition. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. According to the terms of the agreement, a segment of GAR's operations which related to the auction of non-medical industrial products ("Industrial") was sold back to one of the original owners of GAR for nominal consideration. Accordingly, the revenue and direct costs associated with the Industrial operations eliminated in the pro forma tables presented below.

     The total purchase price of approximately $9.7 million consisted of $1.7 million in cash, a note payable of $7.8 million, the assumption of $100,000 of liabilities and acquisition-related expenses of $100,000. In the allocation of the purchase price, $25,000 was allocated to tangible assets and $9,675,000 was allocated to goodwill. The intangible assets will be amortized over an estimated life of seven years. The note payable is due over a five-year period and bears interest at 7% per annum.

     The unaudited pro forma results of operations of the Company and GAR for the year ended December 31, 1998 and the nine months ended September 30, 1999, assuming the acquisition took place at the beginning of each period, are as follows (in thousands, except per share amounts):

                                                       FOR THE YEAR    FOR THE NINE
                                                          ENDED        MONTHS ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,
                                                           1998            1999
                                                       ------------    -------------
Revenue..............................................    $ 1,514         $  2,028
                                                         =======         ========
Net loss.............................................    $(6,778)        $(26,828)
                                                         =======         ========
Basic and diluted net loss per share.................    $ (2.45)        $ (14.87)
                                                         =======         ========

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. PROPERTY AND EQUIPMENT:

     As of December 31, 1997, 1998 and September 30, 1999, property and equipment consisted of the following (in thousands):

                                                                  1997    1998      1999
                                                                  ----    -----    ------
    Computers and test equipment................................  $10     $ 580    $2,797
    Software....................................................    4        78       696
    Furniture and fixtures......................................   --       140       610
    Leasehold improvements......................................   --        41       147
                                                                  ---     -----    ------
                                                                   14       839     4,250
    Less: Accumulated depreciation and amortization.............   (2)     (108)     (515)
                                                                  ---     -----    ------
    Property and equipment, net.................................  $12     $ 731    $3,735
                                                                  ===     =====    ======

5. LOANS AND NOTES PAYABLE:

     In 1996 and 1997, certain stockholders exchanged cash for notes payable. The interest rate for the notes was 5.6%. These notes were convertible into Series B preferred stock. As of December 31, 1998, $170,000 of the $385,000 notes payable were converted and the remainder was paid in full.

     In June 1998, the Company entered into a $750,000 secured credit facility with a bank. This facility included a $225,000 term loan due December 1999 and an equipment loan facility providing for up to $525,000 of equipment loans. In July 1999, the Company converted $433,000 of outstanding equipment loans into a term loan due June 2000, which bears interest at the lender's prime rate (8.25% as of September 30, 1999). At September 30, 1999, there were borrowings of approximately $225,000 and $404,000 under the term loan and equipment loan, respectively. This facility is secured by substantially all of the Company's assets other than equipment. In consideration for this credit facility, the Company granted the bank a warrant to purchase 45,000 shares of Series C preferred stock at an exercise price of $0.77 per share. In July 1999, in consideration for the conversion of the equipment loan to a term loan and the release of the security interest in equipment, the Company granted the bank a warrant to purchase 10,000 shares of Series D preferred stock at an exercise price of $1.18 per share (see Note 10).

     In May 1999, the Company entered into a subordinated loan agreement (the "loan agreement") with a lender under which it can borrow up to $2.0 million. The loan agreement bears interest at 12.5% and expires in July 2002. At September 30, 1999 there were borrowings of approximately $1.9 million outstanding under the loan agreement. The loan agreement is collateralized by all of the assets of the Company. In addition, a warrant to purchase 228,813 shares of Series D preferred stock at an exercise price of $1.18 per share was issued in conjunction with the loan agreement (see Note 10).

     In July 1999, the Company entered into a $2.5 million loan/lease facility with a lender to finance computer hardware and software equipment. Hardware amounts bear interest at 9% per annum and are payable in 48 monthly installments consisting of interest-only payments for the first nine months and principal and interest payments for the remaining 39 months, with a balloon payment of the remaining principal payable at maturity. Software amounts bear interest at 8% per annum and are payable in 30 monthly installments consisting of interest-only for the first four months

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and principal and interest for the remaining 26 months, with a balloon payment of the remaining principal payable at maturity. The computer equipment purchased secures this facility. In connection with this facility, the Company issued the lender a warrant to purchase 137,711 shares of our Series D preferred stock at $1.18 per share (see Note 10). At September 30, 1999, the principal balance was
1.6 million.

     As part of the purchase price of GAR (see Note 3), the Company issued in August 1999 a promissory note payable to an owner of GAR in the amount of $7.8 million. The note bears interest at 7% per annum and is payable in 60 monthly installments of scheduled principal amounts plus interest. At September 30, 1999 the remaining principal balance was approximately $7.6 million.

     Future maturities of principal on the loans and notes payable as of September 30, 1999 are as follows (in thousands):

2000...........................................  $ 3,560
2001...........................................    2,835
2002...........................................    2,706
2003...........................................    1,931
2004...........................................      596
                                                 -------
                                                 $11,628
                                                 =======

6. COMMITMENTS:

     The Company leases its office facilities under an operating lease. Rent expense for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 was approximately $22,000, $40,000, $304,000, $81,000 and, $370,000, respectively.

     Future minimum obligations under the non-cancelable operating lease at September 30, 1999 are as follows (in thousands):

2000............................................  $1,132
2001............................................   1,109
2002............................................   1,150
2003............................................   1,191
2004............................................     885
Thereafter......................................     847
                                                  ------
                                                  $6,314
                                                  ======

     In May 1999, the Company entered into an agreement with a non-profit health services research organization (the "Organization"), which allows the Company to use content from the Organization's database of information about medical products and manufacturers and obtain a license to use elements of its classification system. Additionally, the agreement provides for joint marketing activities and collaboration in the creation of a database of product and vendor information. This agreement requires the Company to make revenue sharing payments to the Organization during the three-year term of the agreement and for two years following expiration or termination of the agreement with respect to revenue derived from the Company's Plan service. During the second and

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

third years, the Company is required to pay a nonrefundable fee of $600,000 per year, in equal monthly installments, which shall be credited against any revenue sharing amounts payable.

7. LITIGATION:

     On August 6, 1999, Fisher Scientific International, Inc. ("Fisher") filed a petition in the District Court of Montgomery County, Texas, against the Company and an individual that the Company had hired to serve as Executive Vice President of Sales. Fisher previously employed this individual and Fisher alleged, among other things, unfair competition and breach of a covenant not to compete. On November 11, 1999, the case was settled out of court. The terms of the settlement are such that the Company agreed to issue 176,057 shares of the Company Series E Preferred Stock at $5.68 per share to Fisher in exchange for cash and reimbursement of Fisher's legal fees. As of September 30, 1999, the Company accrued $1.0 million in litigation expenses, none of which has been paid as of September 30, 1999. These litigation expenses are included in general and administrative expenses for the nine months ended September 30, 1999.

8. STOCKHOLDERS' EQUITY:

     On October 12, 1999 the Company amended and restated its articles of incorporation. The number of authorized shares of common stock and preferred stock was increased to 200,000,000 and 40,747,048, respectively. The preferred stock authorized is designated as 9,000,000, 2,860,000, 5,109,937, 10,572,886,
11,168,662, and 2,035,563 shares of Series A, B, C, D, E, and E-1 preferred stock, respectively (see Note 9).

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     In October 1999, the Company's board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with the proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, all of the currently outstanding shares of preferred stock and the mandatorily redeemable convertible preferred stock will be converted into shares of common stock upon the closing of the IPO. The effect of this conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying consolidated balance sheet as of September 30, 1999.

COMMON STOCK

     As of September 30, 1999, the Company has reserved the following shares of common stock for future issuance as follows (in thousands):

Conversion of Series A outstanding preferred stock..........   9,000
Conversion of Series B outstanding preferred stock..........   2,860
Conversion of Series C outstanding preferred stock..........   5,065
Conversion of Series D outstanding preferred stock..........  10,196
1997 Stock Option Plan......................................   7,769
Conversion of warrants outstanding..........................     858
                                                              ------
                                                              35,748
                                                              ======

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     During the year ended December 31, 1998, the Company amended an agreement to issue approximately 26,000 shares of common stock in exchange for services rendered. As of December 31, 1998 approximately 17,000 of the shares were due but had not been issued. In February 1999, approximately 13,000 of the shares were issued. Approximately 9,000 additional shares of common stock were due under the terms of the same agreement for the period ended September 30, 1999. As of September 30, 1999, such shares had not been issued; however, the related expense associated with the issued shares is included in the accompanying consolidated statements of operations.

PREFERRED STOCK

     Preferred stock consists of 9,000,000 shares designated as Series A preferred stock ("Series A") and 2,860,000 shares designated as Series B preferred stock ("Series B"). The Series A preferred stock was issued in exchange for 9,000,000 shares of previously issued common stock. The Series B preferred stock was issued for cash at $0.50 per share.

     The rights and preferences of the outstanding Series A and B preferred stock are as follows:

     DIVIDENDS

     The holders of Series A and B preferred stock are entitled to receive non-cumulative dividends at $.02 and $.04 per share, respectively, or, if greater, an amount equal to that paid on any other outstanding shares of the Company, except that the shares of a given series of preferred stock shall not receive any greater dividend as a result of the Company's payment of a dividend on any such series of preferred stock. Such dividends shall be payable only when, as, and if declared by the board of directors. No dividends shall be payable on any common stock until dividends to Series A and Series B preferred stock have been paid or declared by the board of directors. As of September 30, 1999, no dividends had been declared.

     LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, holders of Series A and B are entitled to receive (along with the liquidation preference available to Series C and D stockholders -- see Note 9), in preference to holders of common stock, the amount of $0.25 and $0.50 per share, respectively, plus all declared but unpaid dividends. Such amounts will be adjusted for any stock split, stock dividends and recapitalizations. If such assets of the Company are not available to sufficiently satisfy the full preferential amount of all series of preferred stock then the entire assets and funds of the Company shall be distributed among the holders of all series of the preferred stock in accordance with the aggregate preference payment to which they are entitled. After the payment or the setting aside of the payment set forth above, the remaining assets of the corporation shall be distributed on a pro-rata basis to the holders of the preferred stock, on an as-converted basis, and the holders of common stock until the holders of the Series A, B, C and D have received an additional $0.25, $0.50, $0.77 and $1.18 per share, respectively. After the distributions to the holders of preferred stock and redeemable preferred stock have been made the remaining assets of the corporation available for distribution to shareholders shall be distributed pro-rata among the holders of common stock.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     VOTING RIGHTS

     The holders of the Series A and B are entitled to a number of votes equal to a number of shares of common stock into which such preferred stock is convertible.

     CONVERSION

     Each share of Series A and B is convertible into one share of common stock at the option of the holder at any time after the date of issuance of such shares, and automatically converts at the consummation of the Company's sale of common stock in an underwritten public offering which results in net cash proceeds to the Company of at least $60,000,000 and an offering price to the public of a least $7.00 per share. The conversion rate is subject to adjustment for dilution, including but not limited to, stock splits, stocks dividends and stock combinations.

9. MANDATORILY REDEEMABLE PREFERRED STOCK:

     In August 1998, the Company completed an offering of 5,064,937 shares of Series C mandatorily redeemable preferred stock ("Series C") at $0.77 per share. Total proceeds of the offering amounted to approximately $3.9 million.

     On February 19, 1999 the Company completed an offering of 10,196,361 shares of Series D mandatorily redeemable preferred stock ("Series D") at $1.18 per share. Total proceeds of the offering amounted to approximately $12.0 million.

     On October 12, 1999 the Company completed an offering of 10,658,070 shares of Series E mandatorily redeemable preferred stock ("Series E") and 2,035,563 shares of Series E-1 mandatorily redeemable preferred stock ("Series E-1") at $5.68 per share. Included in the issuance of the Series E-1 is 275,000 shares issued in connection with a strategic alliance the Company entered into in October 1999. Thus, the net cash proceeds amounted to approximately $70.5 million. In addition, the Company agreed to issue 176,057 shares of the Company's Series E at $5.68 per share in settlement of a lawsuit in exchange for cash and reimbursement of legal fees (see Note 7).

     The rights and preferences of the outstanding Series C, D, E and E-1 are as follows:

     DIVIDENDS

     The holders of Series C, D, E and E-1 are entitled to receive non-cumulative dividends at $0.062, $0.0944, $0.4544, and $0.4544 per share annum, respectively, or, if greater, an amount equal to that paid on any other outstanding shares of the Company, except that the shares of a given series of preferred stock shall not receive any greater dividend as a result of the Company's payment of a dividend on any such series of preferred stock. Such dividends shall be payable only when, as, and if declared by the board of directors. As of September 30, 1999, no dividends had been declared.

     If the offering price to the public of the Company's Common Stock in the IPO is at least $7.00 per share but less than $10.00 per share, the Company will record a preferred stock dividend of up to approximately $22 million relating to the Series E and E-1 beneficial conversion rights that will be triggered on the effective date of the Company's IPO. If the public offering price is $10.00 per share or more, there will not be a preferred stock dividend charge.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, holders of Series C, D, E, and E-1 are entitled to receive (along with the liquidation preference available to Series A and B stockholders -- see Note 8) in preference to the amount of $0.77, $1.18, $5.68, and $5.68 per share, respectively, plus all declared but unpaid dividends. Such amounts will be adjusted for any stock split, stock dividends and recapitalizations. In the occurrence, or in the event the Company assets and funds are unable to sufficiently satisfy the full preferential amounts of all series of preferred stock, the Company will then distribute their entire assets and funds that are legally available among the holders of all series of preferred stock in accordance with the aggregate preference payment to which they are entitled.

     After the payment or the setting aside of the payment set forth above, the remaining assets and funds of the Company that are legally available shall be distributed, on a pro-rata basis to the holders of the preferred stock, on an as-converted basis, and the holders of common stock until the holders of the Series A, B, C, D, E, and E-1, have received an additional $0.25, $0.50, $0.77, $1.18, $5.68 and $5.68 per share, respectively.

     After the distributions to the holders of preferred stock and redeemable preferred stock have been made, the remaining assets of the corporation available for distribution to stockholders shall be distributed pro rata solely among the holders of common stock.

     VOTING RIGHTS

     The holders of the Series C, D, E and E-1 are entitled to the number of votes equal to a number of shares of common stock into which such redeemable preferred stock is convertible.

     CONVERSION

     Each share of Series C, D, E, and E-1 is convertible into one share of common stock at the option of the holder at any time after the date of issuance of such shares, and automatically converts at the consummation of the Company's sale of common stock in an underwritten public offering which results in net cash proceeds to the Company of at least $60,000,000 and an offering price to the public of at least $7.00 per share. The conversion rate is subject to adjustment for dilution, including, but not limited to, stock splits, stock dividends and stock combinations.

     The Series E and E-1 will be subject to the following adjustment:

     If the offering price to the public of the Company's common stock in the IPO is at least $7.00 per share but less than $10.00 per share, each share of Series E and E-1 will convert into the number of shares of common stock determined by (1) dividing the offering price to the public by $10.00 and multiplying the quotient obtained by the conversion price of the Series E and E-1 then in effect (the "Conversion Price") and (2) dividing $5.68 by the Conversion Price.

     The Series E-1 will be subject to the following additional adjustments:

     (1) If the Company achieves $11.75 million or more of combined revenue from its Shop and Plan operations for fiscal year 2000, as set forth in the financial plan provided to the investors by the

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company (the "Financial Plan"), then each share of Series E-1 will be converted into 0.7143 shares of common stock; and

     (2) If the Company achieves $5 million or less of combined revenue from its Shop and Plan operations for fiscal year 2000, as set forth in the Financial Plan, and a holder of Series E-1 shares is in compliance with the terms of its commercial agreement with the Company, then each share of Series E-1 will be converted into 1.6667 shares of common stock.

     MANDATORY REDEMPTION

     Upon the affirmative vote of the holders of the majority of the Series C, D, E, and E-1 the Company can be required to redeem all shares of Series C, D, E and E-1 outstanding as of the date of such demand, which date shall hereinafter be referred to as the "Redemption Date." The Redemption Price of the Series C, D, E and E-1 will be $0.77, $1.18, $5.68 and $5.68 per share, respectively, subject to adjustment for dilution. The stockholders cannot require redemption prior to seven years after the issuance of the Series C, D, E, and E-1.

     Beginning with the first year anniversary of the Redemption Date, the Company shall be required to redeem annually no more than that number of shares of Series C, D, E and E-1, equal to 25% of the Series C, D, E, and E-1, outstanding as of the Redemption Date. From and after the Redemption Date, all rights of the shares designated for redemption shall cease with respect to such shares. If the funds of the Company legally available for redemption of Series C, D, E and E-1 on any Redemption Date are insufficient to redeem the total number of shares of the Series C, D, E, and E-1 to be redeemed on such date, those funds which are legally available will be used to redeem the maximum number of such shares on a pro rata basis among the holders of Series C, D, E and E-1 based on each holder's share of the total redemption price. At any time thereafter when additional funds of the Company are legally available for the redemption of the shares of the Series C, D, E and E-1, such funds will immediately be set aside for the Redemption Date but which it has not redeemed.

10. WARRANTS:

     In June 1998, the Company issued a warrant to purchase 45,000 shares of Series C at an exercise price of $0.77 per share in conjunction with a loan agreement. The fair value of the warrant at the date of issuance was determined to be approximately $7,000 and was estimated using the Black-Scholes valuation model with the following assumptions: risk-free rate of 5.6%; expected life of one year; and expected volatility of 70%. This amount is being recognized as additional interest expense over the expected life of the loan agreement.

     In May 1999, the Company issued a warrant to purchase 228,813 shares of Series D at $1.18 per share in connection with a loan agreement. The warrant is exercisable immediately and expires the later of May 12, 2006 or three years from the effective date of an initial public offering. The fair value of the warrant at the date of issuance was determined to be approximately $640,000 and was estimated using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 5.0%; expected life of one year; and expected volatility of 70%. This amount will be recognized as additional interest expense over the expected life of the loan agreement.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In July 1999, the Company issued a warrant to purchase 10,000 shares of Series D at an exercise price of $1.18 per share in conjunction with a loan agreement. The fair value of the warrant at the date of issuance was determined to approximately $40,000 and was estimated using the Black-Scholes valuation model with the following assumptions: risk-free rate of 5.3%; expected life of one year; and expected volatility of 70%. This amount will be recognized as additional interest expense over the expected life of the loan agreement.

     In July 1999, the Company issued a warrant to purchase 137,711 shares of Series D at $1.18 per share in connection with an equipment lease line. The warrant is exercisable immediately and expires the later of July 7, 2006 or three years from the effective date of an initial public offering. The fair value of the warrant at the date of issuance was determined to be approximately $559,000 and was estimated using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 5.3%; expected life of one year; and expected volatility of 70%. This amount will be recognized as additional interest expense over the expected life of the lease line.

     In September 1999, the Company issued to a retained executive search firm a warrant to purchase 436,623 shares of the Company's common stock at an exercise price of $0.10 per share. The warrant is exercisable immediately and expires on September 9, 2009. The fair value of the warrant was determined to be approximately $2.4 million and was estimated using the Black-Scholes valuation model with the following assumptions: risk-free interest rate of 5.5%; expected life of four months; and expected volatility of 70%. This expense is included in cost of warrant issued to recruiter for the nine months ended September 30, 1999.

     As of September 30, 1999, none of the warrants mentioned above had been exercised.

11. STOCK OPTIONS:

1997 STOCK PLAN

     The Company, under the 1997 Stock Plan (the "Plan"), reserved approximately
14.7 million shares of common stock. The stock is reserved for the employees, directors, and consultants. The term of each option will be stated in the option agreement and is not to exceed 10 years after the grant date. If the optionee owns stock representing more than 10% of the voting power the term of the option will not exceed 5 years after the grant date.

     Option pricing shall be no less than 85% of the fair market value per share on the date of the grant. If the optionee owns stock representing more than 10% of the voting power the option price shall not be less than 110% of the fair market value per share on the date of the grant. If the stock option is an incentive stock option, then the price for the stock cannot be less than 100% of the fair market value per share on the date of the grant.

     Any option granted shall be exercisable at such times and under such conditions as determined by the board of directors. However, for most options, 25% of the shares subject to the option shall vest 12 months after the vesting commencement date, and 1/48 of the shares shall vest each month thereafter. Options under the Plan are exercisable immediately, subject to repurchase rights held by the Company, which lapse over the vesting period as determined.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company's right of repurchase will lapse at a rate determined by the board of directors. However, for most options the Company's right to repurchase will lapse at a rate of 25% of the shares after the first 12 months and 1/48 of the shares, per month, after the vesting commencement date.

     Activity under the Plan was as follows (in thousands, except per share amounts):

                                                               OUTSTANDING OPTIONS
                                                             ------------------------
                                                 SHARES                  WEIGHTED-
                                                AVAILABLE                 AVERAGE
                                                FOR GRANT    NUMBER    EXERCISE PRICE
                                                ---------    ------    --------------
BALANCE, JANUARY 24, 1997.....................     1,000         --        $  --
Granted under the Plan........................      (300)       300        $0.05
                                                 -------     ------        -----
BALANCE, DECEMBER 31, 1997....................       700        300        $0.05
  Authorized..................................     1,000         --        $  --
  Granted.....................................    (1,458)     1,458        $0.08
  Exercised...................................        --       (716)       $0.06
  Canceled....................................        30        (30)       $0.10
                                                 -------     ------        -----
BALANCE, DECEMBER 31, 1998....................       272      1,012        $0.09
  Authorized..................................    12,656         --        $  --
  Granted under the Plan......................   (10,912)    10,912        $0.20
  Granted outside of the Plan(a)..............        --      1,637        $0.10
  Exercised...................................        --     (7,808)       $0.20
  Canceled....................................       640       (640)       $0.10
                                                 -------     ------        -----
BALANCE, SEPTEMBER 30, 1999...................     2,656      5,113        $0.20
                                                 =======     ======        =====

-------------------------
(a) In July 1999, the Company granted on option to purchase approximately 1,637,000 shares of common stock to the Company's Chief Executive Officer. Such options were issued outside of the Plan.

     The Company accounts for the Plan under the provisions of APB No. 25. Had compensation expense for the stock option plans been determined consistent with SFAS No. 123, net losses would have increased to the following pro forma amounts (in thousands, except per share amounts):

                                                                          NINE
                                                    YEAR ENDED           MONTHS
                                                   DECEMBER 31,           ENDED
                                                 -----------------    SEPTEMBER 30,
                                                  1997      1998          1999
                                                 ------    -------    -------------
Net loss as reported...........................  $ (416)   $(4,563)     $(25,614)
                                                 ======    =======      ========
Net loss pro forma.............................  $ (424)   $(4,597)     $(36,041)
                                                 ======    =======      ========
Net loss per share as reported.................  $(0.05)   $ (1.65)     $ (14.20)
                                                 ======    =======      ========
Net loss per share pro forma...................  $(0.05)   $ (1.66)     $ (19.98)
                                                 ======    =======      ========

     The weighted-average fair value of options granted during the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 was $0.03, $0.07, and $4.26, respectively.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions: risk-free interest rates ranging from 4.22 to 5.99 percent; expected dividend yields of zero percent for all four periods; an average expected life of 3.5 years; and expected volatility of 0.001% for all periods except the nine months ended September 30, 1999, for which a volatility factor of 70% was used.

     The following table summarizes the stock options outstanding and exercisable as of September 30, 1999 (shares in thousands):

              OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
-----------------------------------------------     --------------------
                        WEIGHTED-     WEIGHTED-                WEIGHTED-
RANGE OF                 AVERAGE       AVERAGE                  AVERAGE
EXERCISE                REMAINING     EXERCISE                 EXERCISE
 PRICE       NUMBER       YEARS         PRICE       NUMBER       PRICE
--------     ------     ---------     ---------     ------     ---------
 $0.05         193         8.7          $0.05         193        $0.05
 $0.10       3,566         9.5          $0.10       3,566        $0.10
 $0.50       1,354         9.9          $0.50       1,354        $0.50
             -----         ---          -----       -----        -----
             5,113         9.6          $0.20       5,113        $0.20
             =====         ===          =====       =====        =====

     During October 1999 the board of directors approved a change in the Plan providing for the exercise of options prior to an employee's vesting date. At September 30, 1999, 5,421,178 shares previously issued under the Plan were subject to repurchase at a weighted-average exercise price of $0.21 per share. At September 30, 1999, 183,609 outstanding options were vested and exercisable.

DEFERRED COMPENSATION

     In connection with the grant of certain stock options to employees during fiscal 1998 and for the nine months ended September 30, 1999, the Company recorded deferred compensation of approximately $52 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. Such amount is presented as a reduction of stockholders' equity and amortized over the vesting period of the applicable options using an accelerated method of amortization. Under the accelerated method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services will be provided; however, the method results in a front-loading of the compensation expense. Based on the above assumptions, the weighted-average fair values per share of options granted were $0.29 and $4.60 for the year ended December 31, 1998 and for the nine months ended September 30, 1999, respectively. The Company recorded amortization of deferred compensation of $5.7 million during the nine months ended September 30, 1999.

12. INCOME TAXES:

     Effective January 1, 1998, the Company accounts for income taxes pursuant to the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined using the current applicable enacted tax rate and provisions of the enacted tax law.

     Due to the Company's loss position, there was no provision for income taxes for the year ended December 31, 1998 and nine months ended September 30, 1999.

     At inception, the Company elected S-Corporation status. As of January 1, 1998, the Company elected C-Corporation status for Federal and state purposes. As a result, the Company is not entitled to any tax benefits associated with the period prior to C-Corporation election.

     At September 30, 1999, the Company had cumulative net operating loss carry forwards of approximately $19.0 million for Federal and state income tax purposes, expiring in the years ended 2018 and 2006, respectively.

     At September 30, 1999, the Company had cumulative research and development credit carry forwards of approximately $116,000 and $126,000 for Federal and state income tax purposes, respectively. These credits are subject to expiration through various periods through 2018.

     The Tax Reform Act of 1986 contains provisions which may limit the net operating loss and credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership.

     The estimated tax effects of significant temporary differences and carryforwards that give rise to deferred income tax assets are as follows (in thousands):

                                                                       FOR THE NINE
                                                                          MONTHS
                                                                           ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,
                                                           1998            1999
                                                       ------------    -------------
Temporary differences................................    $   943          $   943
Net operating loss carryforwards.....................      1,845            8,337
Research and development tax credit carryforwards....        102              242
                                                         -------          -------
                                                           2,890            9,522
Valuation allowance..................................     (2,890)          (9,522)
                                                         -------          -------
                                                         $    --          $    --
                                                         =======          =======

     Due to uncertainty surrounding the realization of the deferred tax attributes in future years, the Company has recorded a valuation allowance against its net deferred tax assets.

     The provision for income taxes at the Company's effective tax rate differed from the benefit from income taxes at the statutory rate due mainly to the increase in valuation allowance and no benefit of the operating losses was recognized.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 35% to loss before taxes is as follows:

                                                                       FOR THE NINE
                                                       FOR THE YEAR       MONTHS
                                                          ENDED            ENDED
                                                       DECEMBER 31,    SEPTEMBER 30,
                                                           1998            1999
                                                       ------------    -------------
Federal statutory rate...............................      35.0%            35.0%
State taxes, net of federal benefit..................       5.8              5.8
Change in valuation allowance........................     (40.8)           (40.8)
                                                          -----            -----
                                                            0.0%             0.0%
                                                          =====            =====

13. RELATED PARTY TRANSACTIONS:

     During 1996 and 1997, the Company borrowed a total of $433,000 from certain stockholders and officers. During 1997, $48,000 of the loans from these individuals was repaid in cash. At December 31, 1997, $385,000 of the loans from these individuals is included in notes payable. During 1998, $170,000 of the notes payable were converted to 340,000 shares of Series B and the remaining $215,000 was repaid in cash.

14. SUBSEQUENT EVENTS (UNAUDITED):

COMMITMENTS

     In October 1999, the Company entered into a three-year agreement with a consulting firm (the "Consultant"), which is a stockholder as a result of the Series E financing, in which the Consultant agreed to introduce the Company's services to appropriate clients, based on their interests, and to incorporate the Company's services into certain of its service offerings. The agreement also provides for joint marketing activities. In consideration, the Company has agreed to make payments to the Consultant in an aggregate amount of up to approximately $2.0 million, as well as a percentage of specified Neoforma.com e-commerce transaction revenue and other payments. The Company has also agreed to utilize the Consultant's services on a preferred basis for systems integration, development, infrastructure, process improvement and consulting assistance, totaling at least $1.5 million of services from the Consultant, at a discount from the Consultant's standard fees.

     In October 1999, the Company entered into an agreement with a hardware vendor, which is a stockholder as a result of the Series E financing, pursuant to which the Company agreed to develop complementary marketing programs with the vendor and establish hyperlinks between their respective internet websites. The Company agreed to use the vendor as its exclusive supplier of certain hardware products and agreed to purchase at least $5.0 million of the vendor's products and $100,000 of consulting services on a mutually agreed upon schedule. As of September 30, 1999, the Company had approximately $256,000 of payables due to this stockholder.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACQUISITIONS

     In November 1999, the Company completed an asset purchase agreement with FDI Information Resources, LLC in exchange for 350,000 shares of the Company's common stock. Under the terms of the agreement, the Company acquired the rights to software and customer contracts. The acquisition will be accounted for using the purchase method of accounting and accordingly, the purchase price will be allocated to the intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date.

     The total purchase price of approximately $3.3 million, including estimated acquisition-related expenses of $125,000 and estimated assumed liabilities of $50,000, will be allocated to intangible assets according to their respective fair market values. In the initial allocation of the purchase price, approximately $600,000, $240,000, and $2,485,000 was allocated to acquired software, assembled workforce and trade names, and goodwill type assets, respectively. The intangible assets will be amortized over an estimate useful life of three years.

LOANS AND NOTES PAYABLE

     In October 1999, the Company borrowed approximately $37,000 and $275,000 under the software and hardware provisions of the loan/lease agreement dated July 1999 (see Note 5).

1999 EQUITY INCENTIVE PLAN

     In November 1999, the board of directors approved the 1999 Equity Incentive Plan ("the 1999 Plan") to replace the 1997 Stock Plan. The Company has reserved approximately 5,000,000 shares of common stock for issuance under the 1999 Plan, and the 1999 Plan stipulates that the amount authorized will automatically be increased each year by shares equal to 5% of the total outstanding shares as of December 31 of the preceding year. Incentive stock options may only be granted to employees under the 1999 plan, and they must be granted at an option price no less than 100% of the fair market value of the common stock on the date of grant. If the optionee owns stock representing more than 10% of the outstanding voting stock, incentive stock options must be granted at an option price no less than 110% of the fair market value of the common stock on the date of grant. Nonqualified stock options may be granted to employees, officers, directors, consultants, independent contractors or advisors to the Company, and must be granted at an option price no less than 85% of the fair market value of the common stock on the date of grant. All options granted under the 1999 Plan carry a maximum term of 10 years from the date of grant, and shall be exercisable at such times and under such conditions as determined by the board of directors at the date of grant. However, for most options, 1/4 of the shares subject to the option shall vest 12 months after the vesting commencement date, and 1/48 of the shares subject to the option shall vest each month thereafter.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1999 EMPLOYEE STOCK PURCHASE PLAN

     In November 1999, the board of directors approved the 1999 Employee Stock Purchase Plan (the "ESPP") to become effective on the first day on which price quotations are available for the Company's common stock on the NASDAQ National Market. The Company has reserved 750,000 shares of common stock for issuance under the ESPP, and the terms of the ESPP stipulate that that amount will automatically be increased each year by shares equal to 1% of the total outstanding shares of common stock as of December 31 of the preceding year. Subject to certain eligibility requirements, employees may elect to withhold up to a maximum of 15% of their cash compensation for participation in the ESPP. Each offering period under the ESPP will be two years in duration and will consist of four six-month purchase periods. The first offering period is expected to commence on the first day on which price quotations are available for the Company's common stock on the NASDAQ National Market with subsequent purchasing periods commencing on February 1 and August 1 each year. The purchase price for common stock purchased under this plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of the purchase period.

                               NEOFORMA.COM, INC.

                              UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL INFORMATION

     On August 6, 1999, Neoforma.com, Inc. ("Neoforma.com") completed the acquisition of General Asset Recovery LLC ("GAR"). The acquisition of GAR has been accounted for as a purchase. Accordingly, the results of operations of GAR have been included in the historical consolidated statement of operations of Neoforma.com commencing on the date of acquisition.

     In November 1999, Neoforma.com acquired certain assets and operations of FDI Information Resources, LLC ("FDI"). The acquisition of FDI will be accounted for as a purchase.

     The accompanying pro forma condensed combined statements of operations of Neoforma.com for the twelve months ended December 31, 1998 and for the nine months ended September 30, 1999 assume that the acquisitions of GAR and FDI took place as of the beginning of each of these periods. The statements combine Neoforma.com's, GAR's and FDI's statements of operations for the twelve months ended December 31, 1998 and for the nine months ended September 30, 1999, respectively, as if the acquisitions took place at the beginning of each period.

     The pro forma condensed combined balance sheet as of September 30, 1999 combines Neoforma.com's September 30, 1999 balance sheet with FDI's September 30, 1999 balance sheet.

     The unaudited pro forma condensed combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have actually occurred if the acquisition had been consummated as of the date indicated, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based on the information available at the time of the printing of this prospectus.

     The historical financial statements of Neoforma.com, GAR and FDI are included elsewhere in this prospectus and the unaudited pro forma condensed combined information presented herein should be read in conjunction with those financial statements and related notes.

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
                               SEPTEMBER 30, 1999
                                 (IN THOUSANDS)

                                                                           PRO FORMA     PRO FORMA
                                          NEOFORMA.COM         FDI        ADJUSTMENTS    COMBINED
                                          -------------   -------------   -----------    ---------
                                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..............   $    655          $  53         $  (53)(C)   $    655
  Accounts receivable....................        277              4             (4)(C)        277
  Prepaid expenses and other current
     assets..............................        380              6             (6)(C)        380
  Deferred debt costs, current portion...        413             --             --            413
                                            --------          -----         ------       --------
     Total current assets................      1,725             63            (63)         1,725
PROPERTY AND EQUIPMENT, net..............      3,735             12            (12)(C)      3,735
OTHER ASSETS.............................        393             18            (18)(C)        393
DEFERRED DEBT COSTS, less current
  portion................................        705             --             --            705
GOODWILL.................................      9,445             --          3,325(D)      12,770
                                            --------          -----         ------       --------
     Total assets........................   $ 16,003          $  93         $3,232       $ 19,328
                                            ========          =====         ======       ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Notes payable, current portion.........   $  3,560          $   6         $   (6)(C)   $  3,560
  Accounts payable.......................      4,226            307           (307)(C)      4,226
  Deferred revenue and other accrued
     liabilities.........................      3,049             74            (24)(C)      3,224
                                                                               125(B)
                                            --------          -----         ------       --------
     Total current liabilities...........     10,835            387           (212)        11,010
NOTES PAYABLE, less current portion......      8,069            236           (236)(C)      8,069
SERIES C AND D MANDATORILY REDEEMABLE
  CONVERTIBLE PREFERRED STOCK............     15,870             --             --         15,870
Members' contributions...................         --             10            (10)            --
STOCKHOLDERS' EQUITY
  (DEFICIT)..............................    (18,771)          (540)           540(C)     (15,621)
                                                                             3,150(B)
                                            --------          -----         ------       --------
     Total liabilities and stockholders'
       equity (deficit)..................   $ 16,003          $  93         $3,232       $ 19,328
                                            ========          =====         ======       ========

                               NEOFORMA.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               ELIMINATION OF
                                                                 INDUSTRIAL
                                                                  PRODUCTS       PRO FORMA     PRO FORMA
                               NEOFORMA.COM    GAR      FDI      OPERATIONS     ADJUSTMENTS    COMBINED
                               ------------   ------   -----   --------------   -----------    ---------
REVENUE......................    $    --      $2,986   $  47      $(1,472)        $    --       $ 1,561
COST OF SALES................         --       1,273      18         (754)             --           537
                                 -------      ------   -----      --------        -------       -------
                                      --       1,713      29         (718)             --         1,024
                                 -------      ------   -----      --------        -------       -------
OPERATING EXPENSES:
  Operations.................        627          --      --            --             --           627
  Product development........      1,491          --      --            --             --         1,491
  Selling and marketing......      1,409         345     260          (45)             --         1,969
  General and
    administrative...........      1,075       1,756     110         (264)             --         2,677
  Amortization of
    intangibles..............         --          --      --            --          2,494(A)      2,494
  Amortization of deferred
    compensation.............          5          --      --            --             --             5
                                 -------      ------   -----      --------        -------       -------
    Total operating
       expenses..............      4,607       2,101     370         (309)          2,494         9,263
                                 -------      ------   -----      --------        -------       -------
    Loss from operations.....     (4,607)       (388)   (341)        (409)         (2,494)       (8,239)
OTHER INCOME (EXPENSE),
  net........................         44         (32)    (19)           --             --            (7)
                                 -------      ------   -----      --------        -------       -------
  Loss from operations.......    $(4,563)     $ (420)  $(360)     $  (409)        $(2,494)      $(8,246)
                                 -------      ------   -----      --------        -------       -------
NET LOSS PER SHARE:
  Basic and diluted..........                                                                   $ (2.65)
                                                                                                =======
  Weighted average shares --
    basic and diluted........                                                                     3,112
                                                                                                =======

                               NEOFORMA.COM, INC.

                         UNAUDITED PRO FORMA CONDENSED
                       COMBINED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                ELIMINATION OF
                                                                  INDUSTRIAL
                                                                   PRODUCTS       PRO FORMA     PRO FORMA
                             NEOFORMA.COM     GAR       FDI       OPERATIONS     ADJUSTMENTS    COMBINED
                             ------------   -------   -------   --------------   -----------    ---------
REVENUE....................    $    464     $ 2,164   $   196      $  (600)       $     --      $  2,224
COST OF SALES..............          --       1,189        17         (489)             --           717
                               --------     -------   -------      -------        --------      --------
                                    464         975       179         (111)             --         1,507
                               --------     -------   -------      -------        --------      --------
OPERATING EXPENSES:
  Operations...............       2,399          --        --           --              --         2,399
  Product development......       4,321          --        --           --              --         4,321
  Selling and marketing....       5,096         446       182          (85)             --         5,639
  General and
    administrative.........       5,162         809       137         (143)             --         5,965
  Amortization of
    intangible.............         230          --        --           --           1,661(A)      1,891
  Amortization of deferred
    compensation...........       5,662          --        --           --              --         5,662
  Non-recurring charges....       3,014          --        --           --              --         3,014
                               --------     -------   -------      -------        --------      --------
    Total operating
       expenses............      25,884       1,255       319         (228)          1,661        28,891
                               --------     -------   -------      -------        --------      --------
    Income (loss) from
       operations..........     (25,420)       (280)     (140)         117          (1,661)      (27,384)
OTHER INCOME (EXPENSES),
  net......................        (194)        (11)      (16)          --              --          (221)
                               --------     -------   -------      -------        --------      --------
    Net income (loss)......    $(25,614)    $  (291)  $  (156)     $   117        $ (1,661)     $(27,605)
                               ========     =======   =======      =======        ========      ========
NET LOSS PER SHARE:
  Basic and diluted........                                                                     $ (12.82)
                                                                                                ========
  Weighted-average shares--
    basic and diluted......                                                                        2,154
                                                                                                ========

                   NOTES TO THE UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION

     The total purchase price of the FDI acquisition has been allocated to acquired assets based on estimates of their fair values. The purchase price of approximately $3.3 million has been assigned to the intangible assets acquired as follows:

Assembled work force and customer list....................  $  240,000
Software..................................................     600,000
Goodwill..................................................   2,485,000
                                                            ----------
                                                            $3,325,000
Less: Liabilities Assumed.................................     (50,000)
                                                            $3,275,000
                                                            ==========

     The adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 1998 and for the nine months ended September 30, 1999 assume the acquisition occurred as of January 1, 1998 and January 1, 1999, respectively, and are as follows:

     (A) To reflect the amortization of approximately $13.0 million of estimated goodwill and other intangibles resulting from the acquisitions. The intangible assets will be amortized over three to seven years.

     The adjustments to the unaudited pro forma condensed combined balance sheet as of September 30, 1999 are as follows:

     (B) To reflect the purchase price paid as follows: issuance of the Company's common stock valued at approximately $3.2 million, the assumption of $50,000 of liabilities, and acquisition-related expenses of approximately $125,000.

     (C) To adjust asset values to fair value at the acquisition date.

     (D) To reflect goodwill and other intangibles of approximately $3.3 million resulting from the acquisition of FDI.

     The Industrial Products operations of GAR was sold to an owner of GAR ("Owner") prior to its acquisition. Accordingly the revenue and direct expenses (consisting of only the salary of the Owner and certain employees) are eliminated in the accompanying pro forma statements of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of
General Asset Recovery LLC:

     We have audited the accompanying balance sheets of GENERAL ASSET RECOVERY, LLC (an Illinois limited liability company) as of December 31, 1997 and 1998, and the related statements of operations, members' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Asset Recovery LLC as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
October 1, 1999

                           GENERAL ASSET RECOVERY LLC

                                 BALANCE SHEETS

                                     ASSETS

                                                          DECEMBER 31,
                                                      ---------------------     JUNE 30,
                                                        1997         1998         1999
                                                      ---------    --------    -----------
                                                                               (UNAUDITED)
CURRENT ASSETS:
Cash................................................  $  29,712    $ 24,805    $   88,146
  Accounts receivable...............................     78,523      49,288       718,314
  Prepaid expenses..................................         --       2,587            --
                                                      ---------    --------    ----------
       Total current assets.........................    108,235      76,680       806,460
                                                      ---------    --------    ----------
PROPERTY AND EQUIPMENT, NET.........................     30,479      60,188        83,665
                                                      ---------    --------    ----------
OTHER ASSETS:
  Employee advances.................................         --          --        26,674
                                                      ---------    --------    ----------
  Deposits..........................................     17,310      21,223        21,223
                                                      ---------    --------    ----------
       Total assets.................................  $ 156,024    $158,091    $  938,022
                                                      =========    ========    ==========

                        LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Line of credit....................................  $ 374,540    $147,500    $  125,000
  Accounts payable..................................     68,749      67,445     1,208,885
  Accrued expenses..................................    164,156      36,771        38,695
                                                      ---------    --------    ----------
       Total current liabilities....................    607,445     251,716     1,372,580
COMMITMENTS AND CONTINGENCIES (NOTE 7)
MEMBERS' EQUITY (DEFICIT):
       Total members' (deficit).....................   (451,421)    (93,625)     (434,558)
                                                      ---------    --------    ----------
       Total liabilities and members' (deficit).....  $ 156,024    $158,091    $  938,022
                                                      =========    ========    ==========

      The accompanying notes are an integral part of these balance sheets.

                           GENERAL ASSET RECOVERY LLC

                            STATEMENTS OF OPERATIONS

                                                                        SIX MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,            JUNE 30,
                                        ------------------------    -------------------------
                                           1997          1998          1998          1999
                                        ----------    ----------    ----------    -----------
                                                                           (UNAUDITED)
REVENUE...............................  $2,404,654    $2,986,099    $1,667,908    $1,675,852
COST OF SALES.........................   1,349,462     1,273,333       696,072       885,714
                                        ----------    ----------    ----------    ----------
                                         1,055,192     1,712,766       971,836       790,138
OPERATING EXPENSES:
  Selling and marketing...............     296,885       344,365       239,806       363,053
  General and administrative..........   1,059,130     1,756,355       720,551       700,140
                                        ----------    ----------    ----------    ----------
          Total operating expenses....   1,356,015     2,100,720       960,357     1,063,193
                                        ----------    ----------    ----------    ----------
          Operating income (loss).....    (300,823)     (387,954)       11,479      (273,055)
                                        ----------    ----------    ----------    ----------
OTHER INCOME (EXPENSE):
  Other income........................       2,357        13,425        13,425            --
  Rental income.......................     210,047       134,150        57,172            --
  Interest expense, net...............     (35,326)      (47,768)       (6,073)      (11,287)
                                        ----------    ----------    ----------    ----------
          Total other income
             (expense)................     177,078        99,807        64,524       (11,287)
                                        ----------    ----------    ----------    ----------
          Net income (loss)...........  $ (123,745)   $ (288,147)   $   76,003    $ (284,342)
                                        ==========    ==========    ==========    ==========

        The accompanying notes are an integral part of these statements.

                           GENERAL ASSET RECOVERY LLC

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998 AND THE SIX MONTHS ENDED JUNE 30,
                                      1999

                                                                    TOTAL
                                                                  MEMBERS'
                                                              EQUITY (DEFICIT)
                                                              -----------------
BALANCE, December 31, 1996..................................      $(218,525)
  Net loss..................................................       (123,745)
  Member distributions......................................       (109,151)
                                                                  ---------
BALANCE, December 31, 1997..................................       (451,421)
                                                                  ---------
  Net loss..................................................       (288,147)
  Member distributions......................................        (37,612)
  Member contributed capital................................        683,555
                                                                  ---------
BALANCE, December 31, 1998..................................        (93,625)
                                                                  ---------
  Net loss..................................................       (284,342)
  Member distributions......................................        (56,591)
                                                                  ---------
BALANCE, June 30, 1999 (unaudited)..........................      $(434,558)
                                                                  =========

        The accompanying notes are an integral part of these statements.

                          GENERAL ASSET RECOVERY, LLC

                            STATEMENTS OF CASH FLOWS

                                                      YEARS ENDED           SIX MONTHS ENDED
                                                     DECEMBER 31,               JUNE 30,
                                                 ---------------------   ----------------------
                                                   1997        1998        1998         1999
                                                 ---------   ---------   ---------   ----------
                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income(loss)...............................  $(123,745)  $(288,147)  $  76,003   $ (284,342)
  Adjustments to reconcile net income(loss) to
     net cash provided by (used in) operating
     activities
       Depreciation and amortization...........      2,458      27,814       3,294       11,560
       Changes in operating assets and
          liabilities..........................
          Accounts receivable..................    123,380      29,235      46,645     (669,026)
          Prepaid expenses.....................         --      (2,587)                   2,587
          Other assets.........................         --      (3,913)    (19,175)     (26,674)
          Accounts payable.....................     35,914      (1,304)     26,318    1,141,440
          Accrued expenses.....................    118,671    (127,385)   (163,156)       1,924
                                                 ---------   ---------   ---------   ----------
               Net cash provided by (used in)
                  operating activities.........    156,678    (366,287)    (30,071)     177,469
                                                 ---------   ---------   ---------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...........    (32,937)    (57,523)       (148)     (35,037)
                                                 ---------   ---------   ---------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributed capital..........................         --     683,555          --           --
  Dividends....................................   (109,151)    (37,612)    (16,500)     (56,591)
  Net borrowings (repayments) under
     line-of-credit agreement..................    (10,460)   (227,040)     17,007      (22,500)
                                                 ---------   ---------   ---------   ----------
               Net cash provided by (used in)
                  financing activities.........   (119,611)    418,903         507      (79,091)
                                                 ---------   ---------   ---------   ----------
               Net increase (decrease) in cash
                  and cash equivalents.........      4,130      (4,907)    (29,712)      63,341
CASH AND CASH EQUIVALENTS, beginning of year...     25,582      29,712      29,712       24,805
                                                 ---------   ---------   ---------   ----------
CASH AND CASH EQUIVALENTS, end of year.........  $  29,712   $  24,805   $      --   $   88,146
                                                 =========   =========   =========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
     Cash paid for interest....................  $  35,326   $  32,767   $  11,287   $   21,074
                                                 =========   =========   =========   ==========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING
  ACTIVITIES:
  Assumption of debt by majority member........  $      --   $ 683,555   $      --   $       --
                                                 =========   =========   =========   ==========

        The accompanying notes are an integral part of these statements.

                           GENERAL ASSET RECOVERY LLC

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

     General Asset Recovery LLC (the "Company") is in the business of conducting live auctions and appraisals of medical equipment.

2. SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies of the Company are as follows:

REVENUE RECOGNITION

     Auction revenue is recognized when the equipment is sold which is represented by an auction commission received from the buyer and seller. Auction commissions represent a percentage of the final price at auction sales. Buyers pay an additional percentage of the final price as a buyer's premium. The Company does not provide any guarantee with respect to the authenticity of property offered for sale at auction. Each item is sold on an "as-is" basis with guarantee only of title.

     Upon completion of a final appraisal or inventory report, the Company recognizes appraisal and inventory revenue. Typically a final payment is due upon delivery of the report.

MANAGEMENT'S USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

     The Company may extend trade credit in connection with its auction sales which are held throughout the United States. The Company evaluates each customer's creditworthiness on a case-by-case basis; generally, the customers who receive trade credit are professional dealers who have regularly purchased property at the Company's auctions or whose reputation within the industry is known and respected by the Company.

     In situations where trade credit is extended, the purchaser does not take possession of the property before payment is made by the purchaser to the Company, and the Company is liable to the consignor for the net sales proceeds (final auction price less commission to the Company). The Company pays the consignor generally not later than the 10th day after the sale, and when trade credit is extended, the Company assumes all risk of loss associated with the trade credit, and the responsibility of collection of the trade credit amount from the purchaser. Losses to date under these situations have not been material.

INVENTORY

     The majority of the warehouse inventory is on consignment from the seller. For purchased inventory, the Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value and incurs a charge to operations for known and anticipated inventory obsolescence. Inventories are stated at the lower of cost or market. Cost is determined by specific identification.

                           GENERAL ASSET RECOVERY LLC

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is recognized using both accelerated and straight-line methods. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in results of operations for the period. The cost of repairs and maintenance is charged to operations as incurred.

3. RECEIVABLES

     Receivables represent advance payments, or loans, to the consignor prior to the auction sale, collateralized by the items received and held by the Company for the auction sale and the proceeds from such sale. Such advances generally are not outstanding for more than one month from the date of the note.

4. PROPERTY AND EQUIPMENT, NET

     As of December 31, 1998, property and equipment consisted of the following:

                                                                        ESTIMATED
                                                                         USEFUL
                                                            AMOUNT        LIFE
                                                           --------    -----------
Computer equipment.......................................  $ 11,074    5 - 7 years
Furniture and fixtures...................................    79,387    5 - 7 years
Less accumulated depreciation............................   (30,273)
                                                           --------
  Net property and equipment.............................  $ 60,188
                                                           ========

     Depreciation expense for the years ended December 31, 1997 and 1998 was approximately $3,000 and $28,000, respectively.

5. LEASES

     The Company conducts its business on premises leased under leases that expire through the year 2004. Future minimum lease payments under noncancellable leases in effect at December 31, 1998, are set forth below:

1999..................................................  $ 83,309
2000..................................................    50,198
2001..................................................    45,060
2002..................................................    45,828
2003..................................................    46,786
2004..................................................     7,826
                                                        --------
  Total future minimum lease payments.................  $279,007
                                                        ========

     Rent expense was approximately $97,000 and $111,000 for the years ended December 31, 1997 and 1998, respectively.

6. LINE OF CREDIT

     As of December 31, 1998, the Company had a line of credit agreement with a bank that allowed for maximum borrowings of $400,000. Interest was at the bank's prime rate plus 0.5%. Borrowings

                           GENERAL ASSET RECOVERY LLC
were collateralized by all assets of the Company. At December 31, 1998, borrowings outstanding on the line of credit were $147,500 with a final payment due July 30, 1999. The Company paid off and terminated the entire line of credit on July 30, 1999.

7. COMMITMENTS AND CONTINGENCIES

     From time to time, the Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of business. Management does not believe the outcome of any pending claims will have a material adverse effect on the Company's financial position or results of operations.

8. AGREEMENTS

     In March 1997, the Company entered into an agreement with a hospital to sell the hospital's surplus assets. The hospital engaged the Company to be its exclusive agent for a five-year period for the purpose of selling the surplus assets. In the event that an item does not sell within thirty days of the possession by the Company, the Company will return such items to the hospital. The gross sales, less a fee to the Company, are required to be disbursed to the hospital within five days of the end of the month of the sale.

     In December 1998, the Company entered into a one-year services agreement with a hospital organization to market and promote the Company's services to members and affiliates of the hospital organization. The Company is required to pay a marketing fee equal to a percentage of the total net proceeds, as defined, received from the current month's sale of the assets. During 1999, various auction agreements have been signed with hospitals in the organization. The agreements appoint the Company as the exclusive independent agent for periods up to three years for the purpose of selling the assets privately or at public auction. The Company must move the assets, catalog the assets, advertise the auction by publication and mailing of circulars and auction the assets for cash, "as is" and "where is", among other obligations. The net proceeds are required to be paid within 10 days of the auction sale. The Company receives a percentage of the net proceeds as a commission.

     In June 1999, a hospital appointed the Company as its exclusive agent for the purposes of selling auction assets. The Company receives a percentage of the net proceeds, less expenses and any buyers premium as a commission. The Company must, among other obligations, advertise the auction sale by publication and mailing of circulars, sell the assets for cash, keep accurate records of the auction sale and provide the records to the hospital within ten days of the sale and provide adequate personnel to supervise the removal of the assets sold.

9. INCOME TAXES

     The Company has elected to include its income and expenses with those of its members for federal income tax purposes. Accordingly, the statements of operations for the years ended December 31, 1997 and 1998 do not include a provision for federal income taxes.

10. SUBSEQUENT EVENT

     In August 1999, Neoforma.com, Inc. acquired the Company. The acquisition will be accounted for using the purchase method of accounting on Neoforma.com, Inc.'s financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Neoforma.com and
FDI Information Resources, L.L.C.:

     We have audited the accompanying balance sheets of FDI Information Resources, L.L.C. (an Arizona limited liability company) (the Company) as of December 31, 1998 and 1997, and the related statements of operations, changes in members' equity (deficit) and cash flows for the year ended December 31, 1998 and for the period from inception (November 4, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the year ended December 31, 1998 and for the period from inception (November 4, 1997) to December 31, 1997, in conformity with generally accepted accounting principles.

                                                         /s/ ARTHUR ANDERSEN LLP

Phoenix, Arizona,
November 18, 1999.

                       FDI INFORMATION RESOURCES, L.L.C.

                                 BALANCE SHEETS

                                                         DECEMBER 31,
                                                     ---------------------    SEPTEMBER 30,
                                                       1997        1998           1999
                                                     --------    ---------    -------------
                                                                               (UNAUDITED)
                                          ASSETS
CURRENT ASSETS:
  Cash.............................................  $ 59,934    $  37,512      $  53,330
  Accounts receivable..............................        --       32,282          4,312
  Related party receivable, net....................    16,421           --             --
  Prepaid expenses and other assets................        96        5,570          5,500
                                                     --------    ---------      ---------
          Total current assets.....................    76,451       75,364         63,142
PROPERTY AND EQUIPMENT, net........................     4,803       10,592         11,860
SOFTWARE DEVELOPMENT COSTS, net....................    47,222       30,555         18,063
                                                     --------    ---------      ---------
                                                     $128,476    $ 116,511      $  93,065
                                                     ========    =========      =========

                             LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable.................................  $ 22,578    $   8,004      $   3,480
  Related party payable, net.......................        --      141,765        302,803
  Deferred revenue and other accrued liabilities...     8,198       98,211         74,012
  Current portion of notes payable to related
     parties.......................................        --        3,448          6,293
                                                     --------    ---------      ---------
          Total current liabilities................    30,776      251,428        386,588
                                                     --------    ---------      ---------
NOTES PAYABLE TO RELATED PARTIES, net of current
  portion..........................................   120,000      239,052        236,207
                                                     --------    ---------      ---------

MEMBERS' EQUITY (DEFICIT):
  Members' contributions...........................     2,000       10,000         10,000
  Accumulated deficit..............................   (24,300)    (383,969)      (539,730)
                                                     --------    ---------      ---------
          Total members' equity (deficit)..........   (22,300)    (373,969)      (529,730)
                                                     --------    ---------      ---------
                                                     $128,476    $ 116,511      $  93,065
                                                     ========    =========      =========

      The accompanying notes are an integral part of these balance sheets.

                       FDI INFORMATION RESOURCES, L.L.C.

                            STATEMENTS OF OPERATIONS

                                              INCEPTION
                                            (NOVEMBER 14,                    NINE MONTHS ENDED
                                              1997) TO       YEAR ENDED        SEPTEMBER 30,
                                            DECEMBER 31,    DECEMBER 31,   ---------------------
                                                1997            1998         1998        1999
                                            -------------   ------------   ---------   ---------
                                                                                (UNAUDITED)
REVENUE:
  Software license and other revenue
     ($46,675 and $6,458 in 1997 and 1998,
     respectively, is related party
     revenue).............................    $ 46,675       $  46,557     $  42,595   $ 196,268
COST OF PRODUCTS SOLD.....................       2,884          18,040        13,635      16,630
                                              --------       ---------     ---------   ---------
          Gross Margin....................      43,791          28,517        28,960     179,638
                                              --------       ---------     ---------   ---------
OPERATING EXPENSES:
  Salaries................................      45,212         280,562       222,035     202,767
  Marketing...............................       2,532          53,245        41,017      29,801
  General and administrative..............      19,602          35,705        27,889      86,661
                                              --------       ---------     ---------   ---------
          Total operating expenses........      67,346         369,512       290,941     319,229
                                              --------       ---------     ---------   ---------
LOSS FROM OPERATIONS......................     (23,555)       (340,995)     (261,981)   (139,591)
                                              --------       ---------     ---------   ---------
OTHER INCOME (EXPENSE)
  Interest income.........................           5             561           546          --
  Interest expense and other..............        (750)        (19,235)      (12,908)    (16,170)
                                              --------       ---------     ---------   ---------
          Total other income (expense)....        (745)        (18,674)      (12,362)    (16,170)
                                              --------       ---------     ---------   ---------
NET LOSS..................................    $(24,300)      $(359,669)    $(274,343)  $(155,761)
                                              ========       =========     =========   =========

   The accompanying notes are an integral part of these financial statements.

                       FDI INFORMATION RESOURCES, L.L.C.

               STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

                                                         MEMBERS'      ACCUMULATED
                                                       CONTRIBUTIONS     DEFICIT       TOTAL
                                                       -------------   -----------   ---------
BALANCE, inception (November 14, 1997)...............     $    --       $      --    $      --
Members' investment..................................       2,000              --        2,000
  Net loss...........................................          --         (24,300)     (24,300)
                                                          -------       ---------    ---------
BALANCE, December 31, 1997...........................       2,000         (24,300)     (22,300)
  Members' investment................................       8,000              --        8,000
  Net loss...........................................          --        (359,669)    (359,669)
                                                          -------       ---------    ---------
BALANCE, December 31, 1998...........................      10,000        (383,969)    (373,969)
  Net loss (unaudited)...............................          --        (155,761)    (155,761)
                                                          -------       ---------    ---------
BALANCE, September 30, 1999 (unaudited)..............     $10,000       $(539,730)   $(529,730)
                                                          =======       =========    =========

   The accompanying notes are an integral part of these financial statements.

                       FDI INFORMATION RESOURCES, L.L.C.

                            STATEMENTS OF CASH FLOWS

                                              INCEPTION
                                            (NOVEMBER 14,                    NINE MONTHS ENDED
                                              1997) TO       YEAR ENDED        SEPTEMBER 30,
                                            DECEMBER 31,    DECEMBER 31,   ---------------------
                                                1997            1998         1998        1999
                                            -------------   ------------   ---------   ---------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..................................    $(24,300)      $(359,669)    $(274,343)  $(155,761)
  Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization........       3,031          20,088        14,748      14,805
     Changes in assets and liabilities:
       Accounts receivable................          --         (32,282)      (22,610)     27,970
       Related party receivable/payable,
          net.............................     (16,421)        158,186       125,570     161,038
       Prepaid expenses and other
          assets..........................         (96)         (5,474)       (6,022)         70
       Accounts payable...................      22,578         (14,574)      (14,679)     (4,524)
       Deferred revenue and other accrued
          liabilities.....................       8,198          90,013        22,255     (24,199)
                                              --------       ---------     ---------   ---------
          Net cash provided by (used in)
             operating activities.........      (7,010)       (143,712)     (155,081)     19,399
                                              --------       ---------     ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.....      (5,056)         (9,210)      (11,076)     (3,581)
  Payments for capitalized software.......     (50,000)             --            --          --
                                              --------       ---------     ---------   ---------
          Net cash used in investing
             activities...................     (55,056)         (9,210)      (11,076)     (3,581)
                                              --------       ---------     ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable
     to related parties...................     125,000         122,500       122,500          --
  Payments on note payable to related
     parties..............................      (5,000)             --            --          --
  Proceeds from member contributions......       2,000           8,000         8,000          --
                                              --------       ---------     ---------   ---------
          Net cash provided by financing
             activities...................     122,000         130,500       130,500          --
                                              --------       ---------     ---------   ---------
          Net increase (decrease) in
             cash.........................      59,934         (22,422)      (35,657)     15,818
CASH, beginning of period.................          --          59,934        59,934      37,512
                                              --------       ---------     ---------   ---------
CASH, end of period.......................    $ 59,934       $  37,512     $  24,277   $  53,330
                                              ========       =========     =========   =========

   The accompanying notes are an integral part of these financial statements.

                       FDI INFORMATION RESOURCES, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1) FORMATION OF THE COMPANY AND NATURE OF THE OPERATIONS:

     FDI Information Resources, L.L.C. (the Company), an Arizona limited liability company formed on November 4, 1997, operates under an operating agreement between its various members. The Company is in the business of developing and licensing equipment planning software. In addition, the Company supports its products with product installation, training and system support.

RELATED BUSINESS ENTITIES

     The Company is related to other business entities through common ownership or control. Specifically, the Company is related to Facilities Development, Inc.
(FDI). FDI is a medical equipment planning and consulting firm. All related party revenue represents sales of the Company's products to FDI. These financial statements do not include any other related business entities that are under common ownership or in which the members have a direct or indirect controlling financial interest. The financial effects of control for two or more business enterprises by common ownership are more appropriately reflected in combined financial statements presented in accordance with generally accepted accounting principles applicable.

OPERATING AGREEMENT

     The Managers, as defined in the operating agreement, shall direct, manage, and control the business with full and complete authority, power and discretion to make any and all decisions to accomplish the business and objectives of the Company. Only a Manager shall have the authority to act for or bind the Company.

     The Company's members have made capital contributions of $10,000, and the ownership is divided 37.5%, 37.5% and 25% amongst its three members.

     Distributions shall be made to the members at such times and in such amounts as determined by the Managers in the Managers' sole discretion. Upon dissolution or liquidation of the Company, each member will solely look to the assets of the Company for return of capital contributions without any recourse against the Company.

     The Company shall continue until such time of dissolution. Dissolution will occur upon one of the following: the written consent of a majority in interest of the members, the sale of all or substantially all of the Company's assets, or the occurrence of an event of withdrawal of the last remaining member.

EXPENSE ALLOCATIONS

     The majority of the Company's expenses are paid through its related business entities. Such expenses are allocated to the Company either through a specific identification of expenses, or on a percentage basis. Expenses incurred in this manner are reflected as related party receivable (payable), net in the accompanying balance sheets.

                       FDI INFORMATION RESOURCES, L.L.C.

                           DECEMBER 31, 1998 AND 1997

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM FINANCIAL DATA

     The unaudited interim financial statements as of and for the nine months ended September 30, 1999 and for the nine months ended 1998 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, and are depreciated on a straight-line basis over three to five years.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under SFAS No. 121, long-lived assets and certain identifiable intangible assets, including goodwill, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows is less than the carrying amount of the long-lived assets being evaluated.

SOFTWARE DEVELOPMENT COSTS

     In accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, the Company capitalizes software development costs by project commencing when technological feasibility is established and concluding when the product is ready for commercial release. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic product lives and changes in software and hardware technology. Software development costs are amortized on a straight-line basis over three years or the expected life of the product, whichever is less. The Company periodically evaluates the net realizable value of capitalized software development costs based on factors such as budgeted sales, product development cycles and

                       FDI INFORMATION RESOURCES, L.L.C.

                           DECEMBER 31, 1998 AND 1997

management's market emphasis. Research and development costs are charged to expense when incurred.

INCOME TAXES

     The Company, with the consent of its members, is a limited liability company, which qualifies for tax treatment as a partnership for federal and state income tax purposes. As a result, the Company's results of operations are included in the income tax returns of its members. Therefore, the accompanying financial statements do not include any provision for income taxes.

REVENUE RECOGNITION

     The Company recognizes revenues in accordance with the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2. Under SOP 97-2, the Company recognizes revenue for software sales upon shipment of the product, provided collection of the resulting receivable is deemed probable and any remaining obligations under the license agreements are insignificant. Revenue from service contracts, instruction and user training and post-contract customer support is recognized ratably over the period of the related contract. Deferred revenue represents the Company's obligation to perform under existing contracts.

     For contracts with multiple obligations (e.g., deliverable and undeliverable products, maintenance and other services), the Company allocates revenue to each component of the contract based on vendor specific objective evidence of its fair value, which is specific to the Company or for products not being sold separately, the price established by management. The Company recognizes revenue allocated to undelivered products when the criteria for product revenue set forth above are met.

(3) PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following at December 31:

                                                               1997      1998
                                                              ------    -------
Computers and equipment.....................................  $5,056    $14,266
Less: accumulated depreciation..............................    (253)    (3,674)
                                                              ------    -------
                                                              $4,803    $10,592
                                                              ======    =======

     Depreciation expense was approximately $253 and $3,421 for the period from November 4, 1997 to December 31, 1997 and the year ended December 31, 1998, respectively.

                       FDI INFORMATION RESOURCES, L.L.C.

                           DECEMBER 31, 1998 AND 1997

(4) SOFTWARE DEVELOPMENT COSTS:

     Software development costs consisted of the following at December 31:

                                                               1997        1998
                                                              -------    --------
Capitalized software costs..................................  $50,000    $ 50,000
Less: accumulated amortization..............................   (2,778)    (19,445)
                                                              -------    --------
                                                              $47,222    $ 30,555
                                                              =======    ========

     The Company's policy is to amortize capitalized software costs by the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product including the period being reported on. It is reasonably possible that those estimates of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near term. As a result, the carrying amount of the capitalized software costs may be reduced materially in the near term.

     Amortization of capitalized software development costs are included in costs of products sold and was approximately $2,778 and $16,667 for the period from November 4, 1997 to December 31, 1997 and the year ended December 31, 1998, respectively. The Company did not capitalize any software development costs during the year ended December 31, 1998.

(5) NOTES PAYABLE TO RELATED PARTIES:

     Notes payable to related parties consisted of the following at:

                                                              DECEMBER 31,
                                                          --------------------    SEPTEMBER 30,
                                                            1997        1998          1999
                                                          --------    --------    -------------
                                                                                   (UNAUDITED)
Various notes payable totaling $197,500 payable to a
  member of the Company. Eight annual installments of
  $23,198, including interest at 10%, are due, beginning
  on December 31, 1999. ................................  $ 75,000    $197,500      $197,500
Note payable to FDI in the amount of $45,000. Interest
at 10% is payable annually on November 1. Principal is
due on November 1, 2002. ...............................    45,000      45,000        45,000
                                                          --------    --------      --------
                                                           120,000     242,500       242,500
     Less: current portion..............................        --      (3,448)       (6,293)
                                                          --------    --------      --------
                                                          $120,000    $239,052      $236,207
                                                          ========    ========      ========

     Maturities of long term debt are as follows at December 31:

                        YEAR ENDING
                        -----------
1999........................................................  $  3,448
2000........................................................     3,793
2001........................................................     4,172
2002........................................................    49,590
Thereafter..................................................   181,497
                                                              --------
                                                              $242,500
                                                              ========

                       FDI INFORMATION RESOURCES, L.L.C.

                           DECEMBER 31, 1998 AND 1997

(6) SUBSEQUENT EVENT:

     On November 18, 1999, the Company sold substantially all its assets to Neoforma.com in exchange for 350,000 shares of Neoforma.com's common stock and $75,000 in cash for transaction-related expenses. Under the terms of the agreement, Neoforma.com acquired the rights to the software and customer contracts of the Company.

                              [NEOFORMA.COM LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including              , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                7,000,000 SHARES

                              [NEOFORMA.COM LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.
                               ROBERTSON STEPHENS

                            WILLIAM BLAIR & COMPANY


                                           , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses to be paid by Neoforma.com in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.


SEC registration fee........................................  $   25,503
NASD filing fee.............................................      10,160
Nasdaq National Market initial filing fee...................       5,000
Printing and engraving......................................     400,000
Legal fees and expenses of the Registrant...................     500,000
Accounting fees and expenses................................     350,000
Blue sky fees and expenses..................................       5,000
Transfer agent and registrar fees and expenses..............      15,000
Miscellaneous...............................................      89,337
                                                              ----------
          Total.............................................  $1,400,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

     As permitted by the Delaware General Corporation Law, the Registrant's amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a directory, except for liability:

     - for any breach of the director's duty of loyalty to the Registrant or its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the Registrant's amended and restated bylaws provide that:

     - the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

     - the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

     - the rights conferred in the bylaws are not exclusive.

     In addition, the Registrant intends to enter into indemnity agreements with each of our current directors and officers. These agreements provide for the indemnification of officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant.

     The Registrant intends to obtain directors' and officers' insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

     The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

     Reference is made to the following documents filed as exhibits to the Registration Statement regarding relevant indemnification provisions described above and elsewhere herein.

                      EXHIBIT DOCUMENT                        NUMBER
                      ----------------                        ------
Underwriting Agreement......................................   1.01
Registrant's Amended and Restated Certificate of
Incorporation...............................................   3.02
Registrant's Amended and Restated Bylaws....................   3.04
Form of Indemnity Agreement.................................  10.01

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the three years prior to the effective date of this Registration Statement, we have issued and sold the following unregistered securities:

      (1) In May 1996, the Registrant sold 8,000,000 shares of Common Stock to two founders of the Registrant for $0.00375 per share.

      (2) In April 1998, the Registrant issued 9,000,000 shares of its Series A preferred stock in exchange for 9,000,000 shares of previously issued common stock.

      (3) In April 1998, the Registrant sold 2,860,000 shares of its Series B preferred stock for approximately $0.50 per share.

      (4) In June 1998, the Registrant sold 5,064,937 shares of its Series C Preferred Stock for approximately $0.77 per share.

      (5) In February 1999, the Registrant sold 10,196,361 shares of its Series D Preferred Stock for approximately $1.18 per share.

      (6) In October 1999, the Registrant sold 12,418,633 shares of its Series E and Series E-1 preferred stock for $5.68 per share and issued 275,000 shares of its Series E-1 preferred stock in consideration for certain obligations in connection with a strategic alliance.

      (7) In November 1999, the Registrant agreed to issue and sell 176,057 shares of its Series E preferred stock for $5.68 per share.

      (8) In November 1999, the Registrant issued 350,000 shares of common stock to the former shareholders of FDI Information Resources, Inc. in connection with our acquisition of substantially all of the assets of FDI.


      (9) In January 2000, the Registrant issued 2,000,000 shares of its common stock, including shares issuable upon the exercise of assumed options, to the former shareholders of Pharos Technologies, Inc.

     (10) As of September 30, 1999, the Registrant had issued an aggregate of 12,660,161 shares of Common Stock pursuant to exercises of stock options and stock purchase rights granted under the Registrant's 1997 Stock Plan at prices ranging from $0.05 to $0.50 per share.



     (11) In October 1999, the Registrant issued a warrant to purchase 436,623 shares of Common Stock at a price of $0.10 per share to an executive search firm in connection with recruitment services.



     (12) In June 1998, the Registrant issued a warrant to purchase 45,000 shares of Series C Preferred Stock at a price of $0.77 per share to Silicon Valley Bank in connection with a financing transaction.



     (13) In May 1999, the Registrant issued a warrant to purchase 228,814 shares of Series D Preferred Stock at a price of $1.18 per share to Comdisco, Inc. in connection with a financing transaction.



     (14) In July 1999, the Registrant issued a warrant to purchase 10,000 shares of Series D Preferred Stock at a price of $1.18 per share to Silicon Valley Bank in connection with a financing transaction.



     (15) In July 1999, the Registrant issued a warrant to purchase 137,711 shares of Series D Preferred Stock at a price of $1.18 per share to Comdisco, Inc. in connection with a financing transaction.


All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 of the Securities Act or on Section 4(2) of the Securities Act.

All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed herewith:


     NUMBER                            EXHIBIT TITLE
     ------                            -------------
     1.01**     Form of Underwriting Agreement.
     2.01**     Securities Purchase Agreement By and Among Neoforma GAR,
                Inc. and Neoforma, Inc. and General Asset Recovery, LLC,
                Erik Tivin and Fred Tivin dated as of July 16, 1999. Certain schedules have been omitted and will be furnished to the
                Commission upon request.
     2.02**     Agreement for Purchase of Assets, dated November 18, 1999, by and among the Registrant, FDI Information Resources, Inc.
                and FDI Information, LLC. Certain schedules have been
                omitted and will be furnished to the Commission upon
                request.
     2.03**     Agreement and Plan of Merger, dated as of December 23, 1999, by and among the Registrant, Pharos Technologies, Inc. and
                Minimee, Inc.
     3.01**     Amended and Restated Certificate of Incorporation of the
                Registrant, as amended through October 12, 1999.
     3.02**     Form of Second Amended and Restated Certificate of
                Incorporation of the Registrant to be effective upon the
                closing of the offering made pursuant to this Registration
                Statement.

     NUMBER                            EXHIBIT TITLE
     ------                            -------------
     3.03**     Restated Bylaws of the Registrant, as adopted on November
                12, 1999.
     4.01**     Form of Specimen Certificate for Registrant's common stock.
     4.02**     Second Amended and Restated Investors' Rights Agreement, as
                amended in November 1999.
     4.03**     Warrant to Purchase Common Stock of Registrant issued to
                Heidrick & Struggles.
     4.04**     QuickStart Warrant to Purchase Series C Preferred Stock of
                Registrant dated June 25, 1998 issued to Silicon Valley
                Bank, as amended on March 5, 1999.
     4.05**     Warrant Agreement to Purchase Series D Preferred Stock of
                Registrant dated as of May 12, 1999 issued to Comdisco, Inc.
     4.06**     QuickStart Warrant to Purchase Series D Preferred Stock of
                Registrant dated July 20, 1999 issued to Silicon Valley
                Bank.
     4.07**     Warrant to Purchase Series D Preferred Stock of Registrant
                dated as of July 7, 1999 issued to Comdisco, Inc.
     5.01**     Opinion of Fenwick & West LLP regarding legality of the
                securities being registered.
    10.01**     Form of Indemnity Agreement between the Registrant and its directors and officers.
    10.02**     Neoforma, Inc. 1997 Stock Plan, as amended.
    10.03**     Neoforma.com, Inc. 1999 Equity Incentive Plan.
    10.04**     Neoforma.com, Inc. 1999 Employee Stock Purchase Plan.
    10.05+**    Development and License Agreement dated May 14, 1999 between
                ECRI and the Registrant.
    10.06+      Distribution and Services Agreement dated October 1, 1999
                between Superior Consultant Company, Inc. and the
                Registrant.
    10.07+**    Strategic Alliance Agreement dated October 11, 1999 between
                Dell Marketing L.P. and the Registrant.
    10.08**     Consulting Agreement dated July 1, 1999 between Madhavan
                Rangaswami and the Registrant.
    10.09**     Employment Agreement dated July 1, 1999 between Robert J.
                Zollars and the Registrant.
    10.10**     Employment Agreement dated August 1999 between Erik Tivin
                and the Registrant.
    10.11**     Offer Letter dated September 17, 1999 with Bhagwan D. Goel.
    10.12**     Offer Letter dated December 19, 1998 with Robert Flury, as amended on January 5, 1999.
    10.13**     Offer Letter dated June 29, 1999 with Frederick Ruegsegger.
    10.14**     Consulting Agreement dated August 1999 between Fred Tivin
                and the Registrant.
    10.15**     Promissory Note for $7,800,000 dated August 1999 payable to
                Erik Tivin.
    10.16**     Quickstart Loan and Security Agreement dated June 25, 1998 between Silicon Valley Bank and the Registrant, as amended on July 20, 1999.
    10.17**     Subordinated Loan and Security Agreement dated May 12, 1999 between Comdisco, Inc. and the Registrant.
    10.18**     Subordinated Promissory Note for $2,000,000 dated May 27,
                1999 payable to Comdisco, Inc.
    10.19**     Loan and Security Agreement dated as of July 7, 1999 between
                Comdisco, Inc. and the Registrant.
    10.20**     Hardware Secured Promissory Note for $1,032,001.98 dated
                September 3, 1999 payable to Comdisco, Inc.
    10.21**     Softcost Secured Promissory Note for $240,363.61 dated
                September 3, 1999 payable to Comdisco, Inc.

     NUMBER                            EXHIBIT TITLE
     ------                            -------------
    10.22**     Lease Agreement dated July 30, 1998 between the Registrant and John Arrillaga, Trustee, or his Successor Trustee, UTA
                dated 7/20/77 (John Arrillaga Survivor's Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA
                dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended.
    10.23**     Amendment No. 1 dated March 1, 1999 to Lease Agreement dated
                July 30, 1998 between the Registrant and John Arrillaga,
                Trustee, or his Successor Trustee, UTA dated 7/20/77 (John
                Arrillaga Survivor's Trust) as amended, and Richard T.
                Peery, Trustee, or his Successor Trustee, UTA dated 7/20/77
                (Richard T. Peery Separate Property Trust) as amended.
    10.24**     Lease Agreement dated March 1, 1999 between the Registrant and John Arrillaga, Trustee, or his Successor Trustee, UTA
                dated 7/20/77 (John Arrillaga Survivor's Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA
                dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended.
    10.25**     Lease Agreement dated August 16, 1999 between the Registrant and John Arrillaga, Trustee, or his Successor Trustee, UTA
                dated 7/20/77 (John Arrillaga Survivor's Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA
                dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended.
    10.26+**    Co-Branding Agreement, dated as of November 19, 1999, by and between the Registrant and VerticalNet, Inc.
    10.27**     Offer Letter dated July 28, 1999 with Daniel A. Eckert.
    10.28**     Industrial Building Lease, dated as of October 1999, by and between the Registrant and Centerpoint Properties Trust.
    10.29**     Memorandum Concerning Employment of Robert W. Rene by the
                Registrant.
    10.30**     Offer Letter dated December 11, 1999 with S. Wayne Kay.
    21.01**     Subsidiary of the Registrant.
    23.01**     Consent of Fenwick & West LLP (included in Exhibit 5.01).
    23.02**     Consent of Arthur Andersen LLP, independent public
                accountants.
    24.01**     Power of Attorney (included on signature page).
    27.01**     Financial Data Schedule.


-------------------------
** Previously filed.


 + Confidential treatment has been granted with respect to portions of this exhibit.


     Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 20th day of January, 2000.


                                          NEOFORMA.COM, INC.

                                          By:    /s/ ROBERT J. ZOLLARS*

                                            ------------------------------------
                                                     ROBERT J. ZOLLARS
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                        NAME                                      TITLE                    DATE
                        ----                                      -----                    ----
               /s/ ROBERT J. ZOLLARS*                        President, Chief        January 20, 2000
-----------------------------------------------------       Executive Officer,
                  ROBERT J. ZOLLARS                       Chairman of the Board
                                                               and Director

             /s/ FREDERICK J. RUEGSEGGER                 Chief Financial Officer     January 20, 2000
-----------------------------------------------------
               FREDERICK J. RUEGSEGGER

                 /s/ DAVID DOUGLASS*                             Director            January 20, 2000
-----------------------------------------------------
                   DAVID DOUGLASS

                /s/ TERENCE GARNETT*                             Director            January 20, 2000
-----------------------------------------------------
                   TERENCE GARNETT

               /s/ RICHARD D. HELPPIE*                           Director            January 20, 2000
-----------------------------------------------------
                 RICHARD D. HELPPIE

               /s/ WAYNE D. MCVICKER*                            Director            January 20, 2000
-----------------------------------------------------
                  WAYNE D. MCVICKER

              /s/ ANDREW J. FILIPOWSKI*                          Director            January 20, 2000
-----------------------------------------------------
                ANDREW J. FILIPOWSKI

              /s/ MADHAVAN RANGASWAMI*                           Director            January 20, 2000
-----------------------------------------------------
                 MADHAVAN RANGASWAMI

          *By: /s/ FREDERICK J. RUEGSEGGER
   -----------------------------------------------
                  Attorney-in-Fact

                                 EXHIBIT INDEX


     NUMBER                           EXHIBIT TITLE
     ------                           -------------
     1.01**    Form of Underwriting Agreement.
     2.01**    Securities Purchase Agreement by and among Neoforma GAR,
               Inc. and Neoforma, Inc. and General Asset Recovery, LLC,
               Erik Tivin and Fred Tivin dated as of July 16, 1999. Certain schedules have been omitted and will be furnished to the
               Commission upon request.
     2.02**    Agreement for Purchase of Assets, dated November 18, 1999, by and among the Registrant, FDI Information Resources, Inc and FDI Information, LLC. Certain schedules have been
               omitted and will be furnished to the Commission upon
               request.
     2.03**    Agreement and Plan of Merger, dated as of December 23, 1999, by and among the Registrant, Pharos Technologies, Inc. and
               Minimee, Inc.
     3.01**    Amended and Restated Certificate of Incorporation of the
               Registrant, as amended through October 12, 1999.
     3.02**    Form of Second Amended and Restated Certificate of
               Incorporation of the Registrant to be effective upon the
               closing of the offering made pursuant to this Registration
               Statement.
     3.03**    Restated Bylaws of the Registrant, as adopted on November
               12, 1999.
     4.01**    Form of Specimen Certificate for Registrant's common stock.
     4.02**    Second Amended and Restated Investors' Rights Agreement, as
               amended in November 1999.
     4.03**    Warrant to Purchase Common Stock of Registrant issued to
               Heidrick & Struggles.
     4.04**    QuickStart Warrant to Purchase Series C Preferred Stock of
               Registrant dated June 25, 1998 issued to Silicon Valley
               Bank, as amended on March 5, 1999.
     4.05**    Warrant Agreement to Purchase Series D Preferred Stock of
               Registrant dated as of May 12, 1999 issued to Comdisco, Inc.
     4.06**    QuickStart Warrant to Purchase Series D Preferred Stock of
               Registrant dated July 20, 1999 issued to Silicon Valley
               Bank.
     4.07**    Warrant to Purchase Series D Preferred Stock of Registrant
               dated as of July 7, 1999 issued to Comdisco, Inc.
     5.01**    Opinion of Fenwick & West LLP regarding legality of the
               securities being registered.
    10.01**    Form of Indemnity Agreement between the Registrant and its directors and officers.
    10.02**    Neoforma, Inc. 1997 Stock Plan, as amended.
    10.03**    Neoforma.com, Inc. 1999 Equity Incentive Plan.
    10.04**    Neoforma.com, Inc. 1999 Employee Stock Purchase Plan.
    10.05+**   Development and License Agreement dated May 14, 1999 between
               ECRI and the Registrant.
    10.06+     Distribution and Services Agreement dated October 1, 1999
               between Superior Consultant Company, Inc. and the
               Registrant.
    10.07+**   Strategic Alliance Agreement dated October 11, 1999 between
               Dell Marketing L.P. and the Registrant.
    10.08**    Consulting Agreement dated July 1, 1999 between Madhavan
               Rangaswami and the Registrant.
    10.09**    Employment Agreement dated July 1, 1999 between Robert J.
               Zollars and the Registrant.
    10.10**    Employment Agreement dated August 1999 between Erik Tivin
               and the Registrant.
    10.11**    Offer Letter dated September 17, 1999 with Bhagwan D. Goel.
    10.12**    Offer Letter dated December 19, 1998 with Robert Flury, as amended on January 5, 1999.

     NUMBER                           EXHIBIT TITLE
     ------                           -------------
    10.13**    Offer Letter dated June 29, 1999 with Frederick Ruegsegger.
    10.14**    Consulting Agreement dated August 1999 between Fred Tivin
               and the Registrant.
    10.15**    Promissory Note for $7,800,000 dated August 1999 payable to
               Erik Tivin.
    10.16**    Quickstart Loan and Security Agreement dated June 25, 1998 between Silicon Valley Bank and the Registrant, as amended on July 20, 1999.
    10.17**    Subordinated Loan and Security Agreement dated May 12, 1999 between Comdisco, Inc. and the Registrant.
    10.18**    Subordinated Promissory Note for $2,000,000 dated May 27,
               1999 payable to Comdisco, Inc.
    10.19**    Loan and Security Agreement dated as of July 7, 1999 between
               Comdisco, Inc. and the Registrant.
    10.20**    Hardware Secured Promissory Note for $1,032,001.98 dated
               September 3, 1999 payable to Comdisco, Inc.
    10.21**    Softcost Secured Promissory Note for $240,363.61 dated
               September 3, 1999 payable to Comdisco, Inc.
    10.22**    Lease Agreement dated July 30, 1998 between the Registrant and John Arrillaga, Trustee, or his Successor Trustee, UTA
               dated 7/20/77 (John Arrillaga Survivor's Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA
               dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended.
    10.23**    Amendment No. 1 dated March 1, 1999 to Lease Agreement dated
               July 30, 1998 between the Registrant and John Arrillaga,
               Trustee, or his Successor Trustee, UTA dated 7/20/77 (John
               Arrillaga Survivor's Trust) as amended, and Richard T.
               Peery, Trustee, or his Successor Trustee, UTA dated 7/20/77
               (Richard T. Peery Separate Property Trust) as amended.
    10.24**    Lease Agreement dated March 1, 1999 between the Registrant and John Arrillaga, Trustee, or his Successor Trustee, UTA
               dated 7/20/77 (John Arrillaga Survivor's Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA
               dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended.
    10.25**    Lease Agreement dated August 16, 1999 between the Registrant and John Arrillaga, Trustee, or his Successor Trustee, UTA
               dated 7/20/77 (John Arrillaga Survivor's Trust) as amended, and Richard T. Peery, Trustee, or his Successor Trustee, UTA
               dated 7/20/77 (Richard T. Peery Separate Property Trust) as amended.
    10.26+**   Co-Branding Agreement, dated as of November 19, 1999, by and between the Registrant and VerticalNet, Inc.
    10.27**    Offer Letter dated July 28, 1999 with Daniel A. Eckert.
    10.28**    Industrial Building Lease, dated as of October 1999, by and between the Registrant and Centerpoint Properties Trust.
    10.29**    Memorandum Concerning Employment of Robert W. Rene by the
               Registrant.
    10.30**    Offer Letter dated December 11, 1999 with S. Wayne Kay.
    21.01**    Subsidiary of the Registrant.
    23.01**    Consent of Fenwick & West LLP (included in Exhibit 5.01).
    23.02**    Consent of Arthur Andersen LLP, independent public
               accountants.
    24.01**    Power of Attorney (included on signature page).
    27.01**    Financial Data Schedule.


-------------------------
** Previously filed.


 + Confidential treatment has been granted with respect to portions of this exhibit.